09037357

CFS Bancorp, Inc.

2008

Notice of Annual Meeting
Proxy Statement
Form 10-K

CFS BANCORP, INC.
707 Ridge Road
Munster, Indiana 46321
(219) 836-5500

March 16, 2009

Dear Shareholder:

In connection with the 2009 Annual Meeting of Shareholders of CFS Bancorp, Inc. (*the Company*), we have enclosed the following materials:

- The Notice of the 2009 Annual Meeting of Shareholders of the Company;
- The Proxy Statement for the 2009 Annual Meeting of Shareholders of the Company;
- The Form of Proxy; and
- The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008.

These materials contain important information about the Company and describe the matters to be considered by shareholders at the meeting. We urge you to read these materials carefully.

Best regards,

THOMAS F. PRISBY
Chairman of the Board and
Chief Executive Officer

CFS BANCORP, INC.
707 Ridge Road
Munster, Indiana 46321
(219) 836-5500

March 16, 2009

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of CFS Bancorp, Inc. The meeting will be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana on Tuesday, April 28, 2009 at 10:00 a.m., Central Time. The matters to be considered by shareholders at the meeting are described in the accompanying materials.

It is very important that you be represented at the meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to vote today via the Internet, by telephone or by completing, signing and dating your proxy card and returning it in the envelope provided even if you plan to attend the meeting. This will not prevent you from voting in person but will ensure that your vote is counted in the event you are unable to attend.

Your continued support of and interest in CFS Bancorp, Inc. are sincerely appreciated.

Best regards,

Thomas F. Prisby

THOMAS F. PRISBY
Chairman of the Board and
Chief Executive Officer

CFS BANCORP, INC.

707 Ridge Road • Munster, Indiana 46321

NOTICE OF THE 2009 ANNUAL MEETING OF SHAREHOLDERS OF CFS BANCORP, INC.

Date:	Tuesday, April 28, 2009
Time:	10:00 a.m., Central Time
Place:	Center for Visual and Performing Arts 1040 Ridge Road Munster, Indiana 46321
Purposes:	1. To elect one director nominee for a three-year term expiring in 2012 and until his successor is elected and qualified; 2. To ratify the appointment of BKD, LLP as the independent registered public accounting firm for CFS Bancorp, Inc. for the year ending December 31, 2009; and 3. To transact such other business that may properly come before the meeting and any adjournment thereof.
Who Can Vote:	Shareholders at the close of business on March 6, 2009 are entitled to the notice of and to vote at the meeting.
How You Can Vote:	You may vote in person or by proxy. Whether or not you plan to attend the meeting, you are urged to vote your shares via the Internet, by telephone or by completing, signing and dating the enclosed proxy card and returning it as soon as possible using the enclosed envelope.

By Order of the Board of Directors,

MONICA F. SULLIVAN
Vice President - Corporate Secretary

Munster, Indiana
March 16, 2009

Your Vote Is Important. **Whether you own one share or many, your prompt cooperation in voting your proxy is greatly appreciated. Please vote your shares via the Internet, by telephone or by completing, signing, dating and returning the executed enclosed proxy card in the envelope provided.**

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 28, 2009. This proxy statement and our annual report on Form 10-K for the fiscal year ended December 31, 2008, together with the accompanying form of proxy, are available at *www.proxyvote.com*.

TABLE OF CONTENTS

CFS BANCORP, INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

April 28, 2009

VOTING AND RELATED MATTERS

This proxy statement contains information regarding the 2009 annual meeting of shareholders of CFS Bancorp, Inc. (*Company* or *CFS*) to be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana on Tuesday, April 28, 2009 at 10:00 a.m., Central Time. The enclosed proxy is being solicited by our board of directors.

Why am I receiving this proxy statement?

You are receiving a proxy statement because you owned shares of CFS common stock on March 6, 2009, which is the date that our board of directors has fixed as the record date (*Record Date*) for determining shareholders entitled to notice of and to vote at our annual meeting and any adjournment or postponement of the meeting. This proxy statement describes the matters on which we would like you to vote and provides information so that you can make an informed decision. The notice of annual meeting, proxy statement and proxy card are being mailed to shareholders on or about March 16, 2009.

What will I be voting on?

- Election of one director for a term of three years (see **Election of Director**).
- Ratification of the independent registered public accounting firm (see **Ratification of the Independent Registered Public Accounting Firm**).

How do I vote?

You can vote either *in person* at the meeting or *by proxy* without attending the meeting. We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted. Shareholders can vote via the Internet or the telephone by following the instructions enclosed on the proxy card or through the return of the proxy card. The Internet and telephone voting procedures are designed to authenticate shareholders by the use of a control number and allows shareholders the opportunity to confirm that their instructions have been properly recorded.

If you hold your shares in "street name," please refer to the voting information forwarded by your bank, broker or other holder of record to see which options are available to you.

The Internet and telephone voting facilities for registered shareholders will close at 11:59 p.m., Eastern Time on **April 27, 2009**.

If you hold shares through our Employee Stock Ownership Plan (*ESOP*) or our 401(k) plan, your vote must be received by **April 24, 2009**. If your vote is not received by this date, the plans' trustees will vote your shares in the plans in the same proportion as shares actually voted for proxies received by this date.

Can I change my vote?

Yes. At any time before your proxy is voted, you may change your vote by:

- revoking it in writing by sending it to our Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321;
- delivering a later-dated proxy (including an Internet or telephone vote); or
- voting in person at the meeting.

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other holder of record for procedures on revoking or changing your proxy.

How many votes do I have?

You will have one vote for every share of CFS common stock that you owned on March 6, 2009.

How many shares are entitled to vote?

There were 10,591,680 shares of CFS common stock outstanding and entitled to vote at the meeting as of March 6, 2009. Each share is entitled to one vote. There is no cumulative voting.

How many votes must be present to hold the meeting?

Under our by-laws, a majority of the votes that can be cast must be present, in person or by proxy, for there to be a quorum to hold the meeting.

How many votes are needed for the proposals to pass?

- The nominee for director will be elected by a plurality of the votes cast at the meeting.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the ratification of the appointment of the independent registered public accounting firm.

What are the board of directors' recommendations on how I should vote my shares?

The board of directors recommends that you vote your shares as follows:

Proposal 1 — **FOR** the election of the director nominee for a three-year term.

Proposal 2 — **FOR** the ratification of the independent registered public accounting firm.

What are my choices when voting?

Proposal 1 — You may cast your vote in favor of electing the nominee as a director or withhold your vote on the nominee.

Proposal 2 — You may cast your vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

How would my shares be voted if I do not specify how they should be voted?

If you sign and return your proxy card without indicating how you want your shares to be voted, the board of directors will vote your shares as follows:

Proposal 1 — **FOR** the election of the director nominee.

Proposal 2 — **FOR** the ratification of the independent registered public accounting firm.

What if I vote "abstain?"

A vote to "abstain" on the election of the director will have *no effect* on the outcome. A vote to "abstain" on the other proposal will have the effect of a vote *against* the proposal. If you vote "abstain," your shares will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

What if I do not return my proxy card and do not attend the annual meeting?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent) and you do not vote your shares, your shares will not be voted. If you hold your shares in "street name" and you do not give your bank, broker or other holder of record specific voting instructions for your shares, your record holder can vote your shares on routine matters such as the election of the director and the ratification of the independent registered public accounting firm. Your record holder cannot vote on non-routine matters.

If you do not give your record holder specific voting instructions and your record holder does not vote, the votes will be "broker non-votes." "Broker non-votes" will have *no effect* on the vote for the election of the director and the other proposal. "Broker non-votes" will be counted as present for purposes of determining whether enough votes are present to hold the meeting.

What happens if the nominee for director declines or is unable to accept election?

If you vote by proxy, and if unforeseen circumstances make it necessary for the board of directors to substitute another person for a nominee, we will vote your shares for that other person.

Who pays for the proxy solicitation cost?

We pay the cost of the meeting and of soliciting proxies. In addition to soliciting proxies by mail, we have made arrangements with brokers, banks and other holders of record to send proxy materials to you, and we will reimburse them at our expense. In addition to their usual duties, our directors, officers and a few certain other employees may solicit proxies personally or by telephone, fax or e-mail. They will not receive special compensation for these services.

Will I receive a copy of the annual report of CFS?

Our annual report on Form 10-K for the year ended December 31, 2008 is included with this proxy statement. The annual report includes our audited financial statements, along with other financial information, and we urge you to read it carefully.

Can I access CFS' proxy materials and annual report electronically?

This proxy statement and the 2008 annual report are available at *www.proxyvote.com*. We encourage all shareholders to elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose this option and save your company the cost of producing and mailing these documents by:

- following the instructions provided on your proxy card or voter instruction form;
- following the instructions provided when you vote over the Internet; or
- going to *www.proxyvote.com* and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access our proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time by following the instructions on this same website. You do not have to elect Internet access each year.

What is "householding?"

We have adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission (*SEC*). Under this procedure, a single copy of the annual report and proxy statement will be sent to any household at which two or more shareholders reside if they appear to be members of the same family, unless one of the shareholders at that address notifies us that they wish to receive individual copies. Not only does this procedure reduce our printing costs and fees but it also reduces the amount of paper we use to generate this information. Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings in any way.

If a single copy of the annual report and proxy statement was delivered to an address that you share with another shareholder, we will promptly deliver a separate copy at your request by writing our Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321 or calling her at (219) 836-5500.

How do I revoke my consent to the householding program?

If you are a holder of record and share an address and last name with one or more other holders of record, and you wish to continue to receive separate annual reports, proxy statements and other disclosure documents, you must revoke your consent by contacting Broadridge Financial Solutions, Inc. by calling toll free at (800) 542-1061 or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receiving your householding consent revocation.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

ELECTION OF DIRECTOR

Our articles of incorporation provide that the board of directors shall be divided into three classes as nearly equal in number as the then total number of directors constituting the board of directors permits. No director, executive officer or director nominee is related to any other director or executive officer of CFS by blood, marriage or adoption. The board of directors' corporate governance and nominating committee recommended Gene Diamond and the board of directors nominated him for election as a director. Mr. Diamond has been nominated to serve for a three-year term expiring at the annual meeting in 2012 and until his successor is elected and qualified.

Mr. Diamond currently serves as a director of CFS and of Citizens Financial Bank, CFS' wholly owned federal savings bank subsidiary (*Bank*). The following table provides information regarding the nominee including his most recent principal occupation.

The board of directors recommends that you vote "FOR" the following nominee:

Name	Age	Principal Occupation During the Past Five Years	Director Since
Gene Diamond	56	Director of the Bank since 1994 and of CFS since 1998; appointed in 2004 as Regional Chief Executive Officer, after serving three years as Regional Chief Operating Officer, for the Sisters of St. Francis Health Services, Inc., where he is responsible for the hospital group consisting of St. Margaret Mercy Healthcare Centers located in Hammond and Dyer, Indiana, St. Anthony Medical Centers in Crown Point, Indiana, St. Anthony Memorial Health Centers of Michigan City, Indiana and Franciscan Physicians Hospital in Munster, Indiana; previously served as Chief Executive Officer of St. Margaret Mercy Healthcare Centers from 1993 to 2004.	1998

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has approved the selection of BKD, LLP to serve as the independent registered public accounting firm to examine our financial statements for 2009. The committee and the board of directors are requesting that shareholders ratify this appointment as a means of soliciting shareholders' opinions and as a matter of good corporate practice.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to ratify the selection of BKD, LLP as our independent registered public accounting firm. If the shareholders do not ratify the selection, the audit committee will consider any information submitted by the shareholders in connection with the selection for next year. Even if the selection is ratified, the committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the committee believes such a change would be in the best interest of CFS and its shareholders.

We expect that a representative of BKD, LLP will be at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

The board of directors recommends that you vote "FOR" the ratification of the independent registered public accounting firm.

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following fees were billed by BKD, LLP, our independent registered public accounting firm, for 2008 and 2007.

AUDIT FEES

The aggregate fees billed include amounts for the audit of our annual financial statements, the reviews of the financial statements included in our quarterly reports on Form 10-Q, including related services such as comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the SEC and other regulatory bodies. Audit fees for the years ended December 31, 2008 and 2007 were $225,750 and $223,860, respectively.

AUDIT-RELATED FEES

The amount of fees billed by BKD, LLP for its audit of our benefit plans for the years ended December 31, 2008 and 2007 were $38,950 and $36,900, respectively. BKD, LLP did not provide any other audit-related services during 2008 and 2007.

TAX FEES

The aggregate fees billed for professional services provided by BKD, LLP related to income tax return preparation, assistance with quarterly tax estimates and consulting on various tax matters for the years ended December 31, 2008 and 2007 were $30,450 and $35,250, respectively.

ALL OTHER FEES

There were no fees billed for services which are not included above for 2008 or 2007.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

The audit committee has adopted a policy for pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The committee will consider annually and, if appropriate, approve the provision of audit services by our independent registered public accounting firm. In addition, the committee will consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The committee will also consider on a case-by-case basis and, if appropriate, approve specific services that were not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the audit committee for consideration at its next regular meeting or, if earlier consideration is required, to the committee's chairman between regular meetings. In the period between committee meetings, the committee's chairman is authorized to pre-approve such services on behalf of the committee provided that such pre-approval is reported to the committee at its next regularly scheduled meeting. The committee will regularly review summary reports detailing all services and the fees for those services being provided to us by our independent registered public accounting firm.

During 2008, all services by our independent registered public accounting firm were pre-approved by the audit committee in accordance with this policy.

OTHER MATTERS

We do not know of any matters other than what is set forth in the attached notice that will be considered at the meeting. If any other proper business should come before the meeting, however, our board of directors will have discretion to direct proxies how to vote according to their best judgement.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE 2009 ANNUAL MEETING

The Securities and Exchange Commission has adopted new e-proxy rules that require companies to post their proxy materials on the Internet and permit them to provide only a Notice of Internet Availability of Proxy Materials to shareholders. For this proxy statement, we have chosen to follow the SEC's "full set" delivery option, and therefore, although we are posting a full set of our proxy materials on the Internet, we are also mailing a full set of our proxy materials to our shareholders by mail. Our proxy statement for the 2009 annual meeting of shareholders and our annual report on Form 10-K for the fiscal year ended December 31, 2008, together with the accompanying form of proxy, are available at: *www.proxyvote.com.*

We are mailing a full set of our printed proxy materials to shareholders of record on or about March 16, 2009. On this date, all shareholders of record and beneficial owners will have the ability to access all of the proxy materials on the website referred to above. These proxy materials will be available free of charge.

INFORMATION CONCERNING CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

Directors with a Term Expiring in 2010

Name	Age	Principal Occupation During the Past Five Years	Director Since
Frank D. Lester	68	Director of the Bank since 2000 and of CFS since 2001; retired as Group Vice President, Union Tank Car, Chicago, Illinois on December 31, 2007. President of Union Tank Car, Chicago, Illinois from 1999-2006; previously served as President of Procor, Ltd., Oakville, Ontario from 1994 to 1999.	2001
Thomas F. Prisby	67	Chairman of the Board and Chief Executive Officer of CFS since its incorporation in 1998 and of the Bank since 1996; previously served as President and Chief Operating Officer of the Bank from 1989 to 1996 after joining the Bank in 1982 as an Executive Vice President. Director of CFS Holdings, Ltd., a subsidiary of the Bank, since April 24, 2001. This company manages an investment portfolio and is located in Bermuda.	1998

Directors with a Term Expiring in 2011

Name	Age	Principal Occupation During the Past Five Years	Director Since
Gregory W. Blaine	60	Director of the Bank and CFS since 1998; consultant to and former Chairman and Chief Executive Officer of TN Technologies, Inc.; previously serving in various capacities with True North Communications, Inc., the parent of TN Technologies, from 1979 to 1998, including director of Global Operating Systems, and a member of the board of directors of True North Communications from 1990 to 1997.	1998
Robert R. Ross	63	Director of the Bank and CFS since 2004; President of Ross Consulting, a business and financial consulting firm since 2004; Partner, PricewaterhouseCoopers, LLP from 1982 to 2004; Trustee Emeritus, Calumet College of St. Joseph.	2004
Joyce M. Simon	61	Director of the Bank and CFS since 2004; Chief Financial Officer of the John G. Shedd Aquarium since 1992; Partner, Ernst & Young LLP from 1988 to 1991.	2004

EXECUTIVE OFFICERS

Below you will find information with respect to the principal occupations during the last five years for the executive officers of CFS and the Bank who do not also serve as a director of CFS. All executive officers are elected annually by the board of directors and serve until their successors are elected and qualified. As of the date of this proxy statement, no executive officer is related to any director or other executive officer of CFS by blood, marriage or adoption. There are no arrangements or understandings between a director of CFS and any other person which resulted in the person being elected as an executive officer.

Daryl D. Pomranke. Age 48. Mr. Pomranke was appointed as our President and Chief Operating Officer of CFS and the Bank in April 2008 after joining CFS and the Bank as Executive Vice President and Chief Operating Officer in April 2007. Prior to joining us, Mr. Pomranke was employed by Harris N.A. and its predecessor, Mercantile National Bank of Indiana since 1998. During his tenure his duties included: Regional Financial Services Officer, Chief Financial Officer, Corporate Development, and Corporate Services including Corporate Lending, Cash Management Services, and Strategic Planning.

Charles V. Cole. Age 47. Mr. Cole joined CFS and the Bank as Executive Vice President in 2003 and has served as the Chief Financial Officer since January 2004. Prior to joining us, Mr. Cole served as Senior Vice President and Chief Financial Officer at Advance Bancorp in Lansing, Illinois, from 1999 to 2003. Mr. Cole began his tenure with Advance Bancorp in 1991 as Controller of South Chicago Bank and was promoted to Vice President and Chief Financial Officer of Advance Bancorp in 1995.

Dale S. Clapp. Age 46. Mr. Clapp joined the Bank as Executive Vice President – Business Banking in April 2008. Prior to joining us, Mr. Clapp served as Senior Vice President and Regional Sales Manager of the Business Banking group at Mercantile National Bank of Indiana/Harris N.A. Northwest Indiana Region since 1995. His responsibilities included the Indiana Business Banking Sales Team, Cash Management group and the business development of relationship managers. Prior to joining Mercantile/Harris, Mr. Clapp was with Horizon Bank in Michigan City, Indiana as Vice President – Business Banking where he was responsible for a group of three relationship managers.

Daniel J. Zimmer. Age 45. Mr. Zimmer joined the Bank as Senior Vice President – Senior Credit Officer in December 2007 and is currently responsible for commercial and retail loan underwriting, loan documentation and processing, and the Bank's Loan Management and Collections group. Prior to joining us, Mr. Zimmer was the Commercial Loan Credit Manager at MidAmerica Bank in Downers Grove, Illinois from 2006 to 2007 where he assisted with the growth of the commercial loan portfolio to $2.0 billion prior to MidAmerica's sale to National City Corp. Mr. Zimmer has also held the position of Commercial Loan Credit Manager at Standard Bank & Trust in Hickory Hills, Illinois from 2004 to 2006 where he was responsible for underwriting loan requests in excess of $500,000, hiring and training analysts as well as providing credit training classes to Relationship Managers.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table includes, as of March 6, 2009, our record date, certain information regarding our common stock that is beneficially owned by (i) the only persons or entities who or which are known to CFS to be the beneficial owners of more than 5% of our issued and outstanding common stock, (ii) the directors of CFS, (iii) certain executive officers of CFS, and (iv) all directors and executive officers of CFS as a group.

Name of Beneficial Owner or Number of Persons in Group 5% or Greater Shareholders	Amount and Nature of Beneficial Ownership as of March 6, 2009 (1)	Percent of Common Stock (2)
CFS Bancorp, Inc. Employee Stock Ownership Plan Trust c/o First Bankers Trust Services, Inc.	920,480 (3)	8.3%
Dimensional Fund Advisors LP 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	975,217 (4)	8.8%
PL Capital Group 20 E. Jefferson Ave., Suite 22 Naperville, IL 60540	873,005 (4)	7.9%
Directors and Director Nominees:		
Gregory W. Blaine	57,525 (5)(6)(8)	*
Gene Diamond	96,237 (6)(7)(8)	*
Frank D. Lester	39,343 (6)(8)(9)	*
Thomas F. Prisby	618,731 (6)(8)(10)(11)(12)	5.6%
Robert R. Ross	21,391 (6)(8)(13)	*
Joyce M. Simon	24,294 (6)(8)(14)	*
Other Named Executive Officers:		
Charles V. Cole	74,850 (6)(8)(10)(11)	*
Daryl D. Pomranke	43,480 (8)(10)	*
Dale S. Clapp	17,286 (8)	*
Daniel J. Zimmer	11,167 (8)(10)	*
All directors, director nominee and other named executive officers of CFS as a group (ten persons)	1,004,304 (15)	9.1%

* Represents less than 1% of the outstanding stock.

(1) Based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals. Under regulations promulgated pursuant to the Exchange Act, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Percentages are calculated on the basis of the amount of outstanding shares plus all options exercisable within 60 days of the record date for each individual and for all directors and executive officers as a group.

(3) The Employee Stock Ownership Plan Trust (*ESOP*), exists by virtue of an agreement between CFS and First Banker's Trust Services, Inc., who acts as the trustee of the ESOP. Under the terms of the ESOP, the allocated shares held in the ESOP will be voted in accordance with the instructions of the participating employees.

Unallocated shares held in the ESOP will generally be voted in the same ratio on any matter as those allocated shares for which instructions are given, subject in each case to fiduciary duties of the trustee and applicable law. Any allocated shares which either abstain on a proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2008, 836,960 shares held by the ESOP had been allocated to the accounts of participating employees. The amount of our common stock beneficially owned by all directors and named executive officers as a group does not include the unallocated shares held by the ESOP.

(4) Information included is based solely on a Schedule 13G filed with the SEC by Dimensional Fund Advisors LP on February 9, 2009, and a Schedule 13D filed with the SEC by members of the PL Capital Group on January 27, 2009.

(5) Includes 25 shares held by Mr. Blaine's adult child.

(6) Includes shares subject to stock options exercisable within 60 days of the record date as follows: Blaine – 32,000; Diamond – 32,000; Lester – 27,000; Prisby – 314,145; Ross – 16,000; Simon – 16,000; and Cole – 50,000. As of the date of this filing, all of the stock options outstanding were out of the money.

(7) Includes 1,237 shares held in an individual retirement plan for Mr. Diamond; 58,000 shares owned jointly with Mr. Diamond's spouse; and 3,000 shares in a private foundation established by Mr. Diamond. Mr. Diamond disclaims beneficial ownership of the shares owned by said private foundation.

(8) Includes shares of service- and performance-based restricted stock allocated as follows: Blaine – 2,000; Diamond – 2,000; Lester – 2,000; Prisby – 11,205; Ross – 2,000; Simon – 2,000; Cole – 11,828; Pomranke – 20,886; Clapp – 10,286; and Zimmer – 9,338.

(9) Includes 2,950 shares held in a trust established by CFS to fund its obligations with respect to a deferred director's compensation plan. Mr. Lester disclaims beneficial ownership of said shares except to the extent of his personal pecuniary interests therein.

(10) Includes shares allocated pursuant to the ESOP as follows: Prisby – 29,116; Cole – 9,382; Pomranke – 3,094; and Zimmer – 1,829.

(11) Includes shares held in the Bank's 401(k) plan as follows: Prisby – 19,186 and Cole – 640.

(12) Includes 7,580 shares in an individual retirement account; 27,269 shares held in a trust of which Mr. Prisby's spouse is the trustee and sole beneficiary; 52,653 shares owned by an adult child living with Mr. Prisby; and 2,000 shares owned by a private charitable foundation established by Mr. Prisby in 2002. Mr. Prisby disclaims beneficial ownership of the shares owned by his adult child and the private foundation. Also includes 77,032 shares held by trusts established by CFS to fund its obligations with respect to deferred supplemental retirement benefits; Mr. Prisby disclaims beneficial ownership of said shares except to the extent of his personal pecuniary interest therein.

(13) Includes 3,391 shares owned jointly with Mr. Ross' spouse.

(14) Includes 5,294 shares held in a trust established by CFS to fund its obligations with respect to a deferred director's compensation plan. Ms. Simon disclaims beneficial ownership of said shares except to the extent of her personal pecuniary interest therein.

(15) Includes 73,543 shares of restricted stock, which may be voted by the directors and executive officers pending vesting and distribution; 43,421 shares allocated to the directors and executive officers pursuant to the ESOP; 19,826 shares held in the Bank's 401(k) plan; and 487,145 shares which may be acquired by the directors and executive officers upon the exercise of stock options which are currently or shall first become exercisable within 60 days of the voting record date.

CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

Pursuant to NASDAQ National Market Rule 4350(c), the board of directors has affirmatively determined that a majority of our directors are independent as defined under NASDAQ Rule 4200. Our independent directors are Gregory W. Blaine, Gene Diamond, Frank D. Lester, Robert R. Ross and Joyce M. Simon.

BOARD COMMITTEES

The board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee, among others. The committee charters are available for review on our website at *www.citz.com* – Investor Relations – Governance Documents.

DIRECTOR ATTENDANCE

We do not have a formal policy regarding director attendance at our annual meetings of shareholders. We typically schedule a directors' meeting in conjunction with the annual meeting and encourage our directors to attend the meeting. All of our directors attended the annual meeting of shareholders held on April 29, 2008.

During the year ended December 31, 2008, the board of directors met sixteen times either in person or via conference calls. No director attended fewer than 75% of the aggregate total number of meetings held during their service period and the total number of meetings held by all committees during their service period.

CODE OF CONDUCT AND ETHICS

We have adopted a code of conduct and ethics for our directors, executives and our employees which is available on our website at *www.citz.com* – Investor Relations – Governance Documents. A copy is also available to any shareholder who requests it in writing to our Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321. We will disclose in a current report on Form 8-K filed with the SEC the nature of any amendment to the code (other than technical, administrative or other non-substantive amendments), our approval of any material departure from a provision of the code, and our failure to take action within a reasonable period of time regarding any material departure from a provision of the code that has been made known to any of our executive officers.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders may correspond with the chairman of the board or our lead independent director, Mr. Blaine, or any other member of our board of directors, by writing a letter addressed to his or her attention in care of our Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321. All correspondence addressed in this manner will remain sealed and will only be opened by the person to whom it is addressed. Employees and others who wish to contact a member of our board of directors or audit committee to report complaints or concerns with respect to accounting, internal accounting controls or auditing matters may do so confidentially by directing correspondence to the attention of the member, in care of our Senior Vice President – Risk Management at 707 Ridge Road, Munster, Indiana 46321.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (*Exchange Act*) requires our executive officers and directors, and other persons who own more than ten percent of our outstanding common stock, to file reports of their stock ownership and changes in their ownership with the SEC. These same people must also furnish us with copies of these reports.

We have reviewed the written statements provided to us by our directors and executive officers regarding their CFS stock ownership. Based solely on a review of these reports and statements, we believe that our executive officers and directors complied timely with those filing requirements for 2008, with the exception of Mr. Prisby who filed one late report for one transaction and Mr. Clapp who filed two late reports for one transaction each.

RELATED PARTY TRANSACTIONS

Except as described below with respect to loans made by the Bank, all related party transactions for directors, executive officers and five percent shareholders must be approved by the majority of our independent directors with the related director abstaining from consideration and voting. Related party transactions are evaluated on a case-by-case basis in accordance with the applicable provisions of our code of conduct and ethics.

The Bank offers mortgage loans to its directors, officers and employees, as well as members of their immediate families, for the financing of their primary residences and other loans. All loans are made in conformance with Section 22(h) of the Federal Reserve Act, which generally provides that any credit extended by a savings institution to its executive officers, directors and, to the extent otherwise permitted, principal shareholder(s), or any of their related interests, must be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the savings institution with non-affiliated parties unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution, (ii) does not give preference to any director, executive officer or principal shareholder, or certain affiliated interests of either, over other employees of the savings institution, and (iii) does not involve more than the normal risk of collectibility or present other unfavorable features. In addition, any loan to a related party must be made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to CFS. Loans by the Bank to directors in excess of $500,000 must be approved in advance by the Bank's board of directors.

The Bank employs Michael P. Prisby, the son of our chairman and chief executive officer, as its Vice President – Corporate Investment Officer. Mr. Michael Prisby's compensation and benefits for 2008 totaled $168,488.

The Bank also employs Sandra Prisby, the daughter of our chairman and chief executive officer, as its Vice President – Corporate Strategic Planning and Sales Performance Management. Ms. Prisby's compensation and benefits for 2008 totaled $112,569.

We are unaware of any related party transactions other than those described above, with the exception of $375,200 paid in 2008 to Caprio-Prisby Architectural Design, Inc. for services rendered in the design of our new branch buildings and for the renovation of existing branch locations. The services performed were on eight projects. The amount paid included approximately $100,000 of fees for work performed by unrelated third parties. Mr. Prisby's son, James C. Prisby, is a principal of this firm. The independent members of the board of directors approve and ratify all payments made by the Bank to the firm no less than annually.

BOARD COMMITTEES AND REPORTS

AUDIT COMMITTEE

The audit committee of the board of directors is responsible for providing independent, objective oversight of our accounting and financial reporting functions. The committee charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents. Management is responsible for our internal controls and financial reporting process. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue an audit report based on their audit. They are also responsible for attesting to management's evaluation regarding internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

The audit committee is comprised solely of independent members of our board of directors, as defined by NASDAQ listing standards and SEC rules and regulations. The members of this committee are Mr. Ross, who serves as its chairman, Mr. Blaine, Mr. Lester and Ms. Simon. Since Mr. Lester was added as a member of this committee on January 1, 2009, he did not participate in the review of our audited financial statements for 2008. All members of this committee are required to be financially literate, and at least one member must have accounting or related financial management experience. Mr. Ross has been affirmatively identified by our board of directors to be an "audit committee financial expert" as required by Section 407 of the Sarbanes-Oxley Act. The committee met seven times during 2008.

Among other responsibilities, the audit committee:

- reviews our systems of internal control with management, our internal auditor and our independent registered public accounting firm;
- monitors our adherence in accounting and financial reporting to generally accepted accounting principles accepted in the United States; and
- reviews the records, affairs and financial condition of CFS.

REPORT OF THE AUDIT COMMITTEE

The report of the audit committee will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that CFS specifically incorporates the information by reference, and will not otherwise be deemed filed under these Acts.

The audit committee reviewed and discussed with management and our independent registered public accounting firm our Company's audited financial statements as of and for the year ended December 31, 2008. Management has the primary responsibility for our financial statements and the reporting process, including our system of internal controls. Our independent registered public accounting firm, BKD LLP, audited our financial statements as of and for the year ended December 31, 2008 and expressed an opinion that the financial statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of our Company and its subsidiaries as of and for the year in conformity with generally accepted accounting principles for the United States of America.

Audit Committee
Robert R. Ross (Chairman)
Gregory W. Blaine
Joyce M. Simon

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The corporate governance and nominating committee is comprised solely of independent members of our board of directors, as defined by NASDAQ listing standards. The committee charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents. The committee met one time during 2008. The members of the committee include all independent members of the board of directors with the exception of Mr. Diamond. Mr. Blaine serves as the committee's chairman. The nomination for director of CFS was made by our board of directors upon the recommendation of the corporate governance and nominating committee.

The corporate governance and nominating committees for CFS and the Bank generally operate as a joint committee. The typical process for selecting and nominating new director candidates is as follows:

- the chairman or one or more of the other directors identifies the desirability of adding new directors and the chairman initiates the search;
- the committee evaluates prospective nominees and identifies a preferred pool of candidates;
- the committee interviews and evaluates prospective candidates; and
- the committee meets to consider and select the final candidates and recommends the slate of candidates to the board of directors.

The corporate governance and nominating committee seeks a diverse group of candidates who possess the background, skills and expertise needed to make a significant contribution to CFS. Given the nature of our business, the committee seeks to recruit and retain directors with significant executive and financial experience. Desired qualities of prospective director candidates include:

<u>Experience</u> (in one or more of the following):

- high-level leadership experience in business or administrative activities;

- breadth of knowledge about issues affecting our company; and
- ability and willingness to contribute special competencies to the board of directors.

Personal attributes:

- personal integrity;
- loyalty and concern for our continued long-term success and welfare;
- willingness to apply sound independent business judgment;
- awareness of a director's vital part in corporate citizenship and image;
- commitment to investing the time necessary to prepare for and attend meetings of the board of directors; and
- willingness to assume fiduciary responsibility.

Qualified candidates for membership on our board of directors will be considered without regard to race, color, creed, sex, ancestry, national origin or disability. The corporate governance and nominating committee will review the qualifications and backgrounds of the candidates, as well as the overall composition of the board of directors, and recommend to the board of directors the slate of directors to be nominated for election at the annual meeting. The chairman of the board, acting on behalf of the full board of directors, will extend the formal invitation to become a nominee of the board of directors.

Nominations to the board of directors may also be submitted to the corporate governance and nominating committee by our shareholders in accordance with our by-laws (see **Shareholder Proposals and Nominations**). The committee may also consider informal recommendations from shareholders regarding possible candidates for director.

We believe the board of directors works best when operated in a spirit of collegiality, mutual respect and trust. Consequently, unsolicited recommendations regarding potential director candidates may be subject to additional scrutiny and reliable references will be required for all prospective members. The corporate governance and nominating committee will take special care to insure that potential candidates do not possess undisclosed motives for seeking the nomination, conflicting loyalties to special interest groups or a desire to represent a distinct subset of our shareholders.

Corporate Governance and Nominating Committee
Gregory W. Blaine (Chairman)
Frank D. Lester
Robert R. Ross
Joyce M. Simon

LEAD INDEPENDENT DIRECTOR

The chairman of the corporate governance and nominating committee during 2008, Mr. Lester, also served as the lead independent director for CFS. Beginning in 2009, the chairman of the corporate governance and nominating committee and the lead independent director for CFS is Mr. Blaine. The committee's charter provides that the lead independent director shall consult with the chairman of the board regarding matters of concern to the board of directors including board of directors' meeting agendas, the adequacy of information provided to the board of directors and the effectiveness of the board of directors' meeting process. The lead independent director also presides at no fewer than two executive sessions of the board of directors, without the chairman being present, each year.

COMPENSATION COMMITTEE

The compensation committee was established by the board of directors in order to assist CFS in the development and oversight of human resource policies, compensation policies, incentive plans, stock benefit programs and other employee compensation and benefits issues. The committee is comprised solely of independent members of our board of directors, as defined by NASDAQ listing standards. The members of the committee are

Mr. Diamond, who serves as its chairman, Mr. Blaine, Mr. Lester and Ms. Simon. Since Mr. Blaine was added as a member of this committee on January 1, 2009, he did not participate in the review of the **Compensation Discussion and Analysis** contained in this proxy statement. Mr. Lester will no longer be a member of this committee after March 16, 2009. The committee also establishes policies regarding the compensation and benefits programs for our employees, determines the compensation and benefits to our chief executive officer, and ratifies the compensation and benefits of our other executive officers. The committee charter can be viewed on our website at *www.citz.com* – Investor Relations – Governance Documents.

The duties of the compensation committee include, among other responsibilities:

- reviewing and recommending the chief executive officer's compensation program to the board of directors;
- designing, implementing and approving an equitable compensation and benefit program for our executives with input from the chief executive officer;
- periodically reviewing executive perquisites as a part of the executive compensation packages;
- engaging consultants to assist in the evaluation of executive job descriptions, market value compensation levels, legally accurate benefit programs and incentive programs within industry-tested parameters;
- reviewing at least annually the methods we use in setting base compensation levels;
- reviewing our disclosure in the proxy statement to ensure that the committee has satisfied its responsibilities under its charter for the prior year; and
- reviewing our chief executive officer's recommendations for the granting of equity-based awards to officers, key employees and non-employee directors , as well as the terms of the awards.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2008, the compensation committee was comprised of Mr. Diamond, who served as chairman, Mr. Lester and Ms. Simon who are all independent directors. There were no compensation committee interlocks during 2008, which generally means that no executive officer of CFS served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of our compensation committee.

REPORT OF THE COMPENSATION COMMITTEE

The report of the compensation committee will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or future filings into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that CFS specifically incorporates the information by reference, and will not otherwise be deemed filed under these Acts.

The compensation committee has reviewed the **Compensation Discussion and Analysis** contained in this proxy statement with CFS management, and based on the review and discussions, the committee has recommended to the board of directors that the **Compensation Discussion and Analysis** be included in CFS' annual report on Form 10-K and this proxy statement.

Compensation Committee
Gene Diamond (Chairman)
Frank D. Lester
Joyce M. Simon

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our **Compensation Discussion and Analysis** addresses the following topics: our compensation philosophy and policies regarding executive compensation; the components of our executive compensation program; and our compensation decisions for 2008.

Overview

Our compensation planning process neither begins nor ends with any particular meeting of our compensation committee. Compensation decisions are designed to promote our fundamental business objectives and strategy. Business and succession planning, evaluation of management performance and consideration of the business environment are year-round processes.

The compensation committee receives and reviews materials in advance of each meeting. These materials include information that management believes will be helpful to the committee as well as materials that the committee has specifically requested. Depending on the agenda for the particular meeting, these materials may include:

- calculations and reports on individual and corporate performance achievement levels and evaluations;
- reports on our strategic objectives and financial budget for future periods;
- reports on our performance versus a peer group of companies;
- information on our executive officers' stock ownership, option holdings, restricted stock awards and benefit plans;
- estimated values of restricted stock awards;
- tally sheets setting forth the total compensation of our named executive officers (including base salary, cash incentives, equity awards, perquisites and other compensation, and any amounts payable to the executives upon voluntary or involuntary termination, early or normal retirement, under the supplemental executive retirement plan or following a change-in-control of CFS); and
- information regarding compensation programs and compensation levels of peer groups of companies identified by our compensation consultant.

Philosophy

We believe that the skills, abilities and commitment of our executives are essential to our long-term success and competitiveness. The primary goal of our compensation program is to attract, retain and motivate the best people to achieve performance goals that reward management for successful performance while serving the financial interests of our company and shareholders. Our compensation philosophy is intended to align the interests of management with those of our shareholders. It is our belief that compensation should focus management on achieving strong short-term (annual) performance in a manner that supports and ensures our long-term success and profitability.

We seek to provide our executives, including our chief executive officer, with conservatively competitive base salaries combined with performance-based incentives in an effort to provide an appropriate balance and focus between our short-term and long-term objectives. We believe a portion of our executives' compensation should be deferred and subject to forfeiture upon voluntary termination to encourage continued employment with us. At the same time, we believe that compensation should be set at responsible levels. Our executive compensation programs are intended to be consistent with our constant focus on profitability, growth objectives and strategic performance objectives. We generally target total compensation to be competitive (at least the median, but not more than the 75th percentile) when measured against a range of selected comparable companies, including financial institutions in our asset size range, see **Benchmarking.**

In determining executive compensation levels, we seek to establish salary and incentive levels, when considered with other components of our compensation structure, that are designed to attract and retain highly qualified executives. We also consider specific annual performance criteria and the scope of our executive's responsibilities, individual contributions, experience in the position and our financial performance in order to create compensation plans that reward our executives for increasing shareholder value.

At the core of our compensation philosophy is our guiding belief that pay should be directly linked to performance. This philosophy has guided many compensation related decisions:

- A substantial portion of each named executive officer's compensation (up to 60% for 2008) is contingent on, and variable with, achievement of corporate and/or individual performance objectives.

- We utilize equity awards to help ensure the interests of management and our shareholders are closely aligned.
- We utilize employment agreements (which include change-in-control arrangements) with some of our named executive officers that are designed to discourage the adoption of policies that may serve to entrench management over the long-term interests of our shareholders.
- We offer supplemental executive retirement plans to our chief executive officer in order to promote balance between his retirement compensation (which encourages his retention) and short-term cash compensation.

We also believe that total compensation and accountability should generally increase with position and responsibility. Consistent with this philosophy:

- Total compensation is higher for executives with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives.
- As position and responsibility increases, a greater portion of the executives' total compensation is performance-based pay contingent on the achievement of corporate and/or individual performance objectives.
- Equity-based compensation levels are higher for executives with higher levels of responsibility, making a significant portion of their total compensation dependent on long-term stock appreciation.

Management's Role in the Compensation-Setting Process

Management plays a significant role in the compensation-setting process by working with the compensation committee's chairman to establish an agenda and prepare appropriate information for each committee meeting. At our request, our chief executive officer, president and chief operating officer and senior vice president – human resources attend committee meetings to provide requested information. The information they may be asked to provide includes background information regarding our strategic objectives; an evaluation of the performance of the named executive officers; and comparisons to peer groups identified in our benchmarking process discussed below. No named executive officer participates in those portions of the committee meetings where his compensation is reviewed and approved.

The chief executive officer, with input from our president and chief operating officer and our senior vice president – human resources, evaluates the performance of our other named executive officers; establishes corporate and individual performance targets and objectives; and determines salary levels, annual performance-based cash incentives, and equity-based awards for our executives which are then presented to the compensation committee for their review.

Benchmarking

We believe that information regarding pay practices at other companies is useful in two respects. First, we recognize that our compensation practices must be competitive in the marketplace. Second, this marketplace information is one of the many factors we consider in assessing the reasonableness of compensation.

In considering the compensation levels for our executive officers in 2008, we engaged compensation consultants, Watson Wyatt Worldwide, to review the compensation levels of our named executive officers in relation to the compensation levels of individuals in comparable positions at selected similar institutions. We asked our consultants to benchmark our base salary, annual cash incentive opportunity, annual cash compensation, (base salary plus annual cash incentive opportunity), long-term incentives, and total direct compensation (the sum of annual cash compensation and long-term incentives).

To complete the study, competitive pay level information was collected from a public-company peer group comprised of 22 companies located in the Midwest with asset ranges between $1.0 million and $1.8 million and published compensation surveys from the consultants financial services survey suite which include a broad range of banks and financial institutions. The peer group data was utilized for comparisons of our named executive officers.

The peer group used for the assessment of the named executive officers included:

Peer Company	Location	Peer Company	Location
Citizens First Bancorp, Inc.	Port Huron, MI	QCR Holdings, Inc.	Moline, IL
Green Bankshares, Inc.	Greeneville, TN	West Bancorporation, Inc.	West Des Moines, IA
Wauwatosa Holdings, Inc.	Wauwatosa, WI	Horizon Bancorp	Michigan City, IN
Bankfinancial Corp	Burr Ridge, IL	Hawthorn Bancshares, Inc.	Lee's Summit, MO
MBT Financial Corp	Monroe, MI	First Security Group, Inc.	Chattanooga, IN
Enterprise Financial Services Corp	St. Louis, MO	Firstbank Corp	Alma, MI
First Defiance Financial Corp	Defiance, OH	German American Bancorp, Inc.	Jasper, IN
S Y Bancorp, Inc.	Louisville, KY	Porter Bancorp, Inc.	Louisville, KY
Mercantile Bancorp, Inc.	Quincy, IL	Camco Financial Corp	Cambridge, OH
Centrue Financial Corp	St. Louis, MO	Princeton National Bancorp, Inc.	Princeton, IL
Oak Hill Financial, Inc.	Jackson, OH	Peoples Community Bancorp, Inc.	Westchester, OH

Elements of Executive Compensation and 2008 Compensation Discussions

Our compensation program for named executive officers consists of four key elements:

- base salary;
- performance-based annual cash incentives;
- long-term equity based awards; and
- other retirement benefits.

During the first quarter of 2008, the compensation committee met to evaluate the 2007 performance and approve the 2007 cash incentive for our chief executive officer, establish his 2008 base salary, performance objectives and target for cash incentive. The committee also reviewed the 2007 cash incentives and base salaries set for our other named executive officers.

During the first quarter of 2009, the compensation committee met to evaluate the 2008 performance of our chief executive officer and discuss his base salary and performance objectives for 2009. In addition, the committee reviewed the 2008 performance objectives and related cash incentives of our other named executive officers as well as their 2009 base salaries. The committee also reviewed performance- and service-based equity grants to our named executive officers.

Base Salary

We believe that base salaries are a key element in attracting and retaining our management team and follow the compensation philosophies and guiding principals as previously discussed. The compensation committee also utilizes benchmarking to generally target base salaries of our named executive officers from at least the 50th percentile up to the 75th percentile of our peer group. These targets take into consideration the scope of our executive's responsibilities and internal pay equity within the executive level. The committee also considers the level of experience each executive has in his or her position as well as individual contributions to the Company.

Salary ranges and individual salaries for named executive officers are reviewed annually, and adjusted from time to time to take into account outstanding performance, promotions, industry conditions and our financial performance. In addition, the minimum base salaries of Messrs. Prisby, Pomranke and Cole provided for in their employment agreements are taken in consideration. No specific weighting was applied to any factor.

The base salaries for the named executive officers were increased in 2008 after consideration of the benchmarking information received from our consultant. Messrs. Prisby and Cole received increases of 5.6% and 2.9%, respectively. The base salary for Mr. Pomranke increased 15.8% as a result of his promotion to president during 2008 which entailed additional responsibilities above those he has as chief operating officer. Mr. Zimmer's base salary increased 10.0% in 2008 as a result of an increase in his responsibilities and his performance for the year. Mr. Clapp began his employment with us in April 2008 and did not receive an increase in his base salary during 2008.

Performance-based Annual Cash Incentive Program

We believe that increases in total compensation should be more heavily weighted toward performance-based incentives to promote a pay-for-performance compensation framework. Annual cash incentives are paid to motivate and reward exceptional performance for the year. The incentive program provides executives and key employees an opportunity to earn an annual cash incentive for achieving specified, performance-based goals established for the year. Corporate performance goals are tied to measures of operating performance rather than appreciation in our stock price.

Each year, the process begins with establishing a target cash incentive (a percentage of average base compensation) and setting performance objectives for the fiscal year. Our chief executive officer reviews operating forecasts and industry outlooks; assesses the degree of difficulty in achieving specific performance objectives; ascertains measurable objectives; ensures the objectives are aligned with our overall strategic plan; and presents this information to the compensation committee.

The performance objectives are position specific and include a corporate performance objective. The performance objectives may include an individual performance target and/or business unit objective, as well. After corporate and individual objectives are established for each executive, a weighted percentage is assigned for each performance objective. The actual amount of cash incentive awarded is based on the level of achievement for each portion of the executives' performance targets.

Awards to executives are paid in cash and are based upon the compensation committee's evaluation of each executive's performance during the year relative to specific objectives developed at the beginning of the year. These objectives are position specific and include a mix of corporate, individual, and, where relevant, business unit measures. Each year, the process begins with establishing a target cash bonus (a percentage of average base compensation) and setting corporate and individual performance objectives for the fiscal year. The committee reviews operating forecasts and industry outlooks, assesses the degree of difficulty in achieving specific performance objectives, ascertains measurable objectives and ensures the objectives are aligned with our overall strategic plan.

The corporate performance objective for 2008 was based on our "core" diluted earnings per share. Our "core" diluted earnings per share targets were calculated based on the return on average assets from October 2007 through September 2008 for each bank or thrift that was included in the our self-established peer group of banks and thrifts. Using our total assets at December 31, 2007, an "earnings equivalent" for each peer group percentile level was calculated by multiplying the peer return on average assets by our total assets. These earnings equivalent calculations were then divided by our total diluted shares of common stock outstanding at December 31, 2007 to determine our "core" diluted earnings per share targets.

We calculate our actual "core" diluted earnings per share by adding the after tax effect of our Federal Home Loan Bank premium amortization to our reported net income (loss) and then divide the sum by our average diluted shares outstanding. Our actual "core" earnings per share is then compared to the peer group performance targets to determine the percentage of the cash incentive award. The following table shows the performance targets and the percentage of an individual's target bonus that would be received for achieving various levels of performance. If we achieve performance between two targets, we perform a mathematical interpolation to calculate the bonus payout percentage.

Peer Group Percentile	Floating "Core" Diluted Earnings Per Share Targets	Bonus Payout (%)
25th	$ 0.03	0%
	0.26	25
Median	0.49	50
	0.72	75
62.5th	0.81	100
	0.83	125
75th	1.06	150
90th	1.27	

For 2008, our "core" diluted earnings per share did not meet any of the performance targets. Therefore, our named executive officers did not receive a bonus payout for this target. In addition to the "core" diluted earnings per share performance target (weighted at 75%), Mr. Zimmer also had 2008 individual performance targets tied to the revision of our loan policy, completing additional training for our credit analysts and redesigning our commercial credit approval form (weighted at 25%). Mr. Zimmer achieved 90% of his individual performance targets. See the **Grants of Plan-Based Awards Table** (columns c-e) for the annual cash incentive amounts our named executive officers could have received for their 2008 performance. The actual incentives paid to our named executive officers for 2008 are identified in column (g) in the **Summary Compensation Table**.

Long-term Equity-based Awards

We believe that long-term equity-based compensation can be an effective means of creating a link between the compensation provided to named executive officers and gains realized by our shareholders on their investment in CFS common stock. We utilize both performance- and service-based equity compensation as a way to align the interests of the employees to the interests of the shareholders. We believe these awards encourage employees to create shareholder value through the prospect of higher stock values.

The benchmarking that was completed by our consultants identified a need for a long-term equity-based incentive plan which would promote increased share ownership by the named executive officers, be utilized as an effective retention tool, and align the interests of our executives with the interests of our shareholders. In 2008, acting upon the recommendation of our compensation committee, our board of directors adopted the CFS Bancorp, Inc. 2008 Omnibus Equity Incentive Plan (*Equity Incentive Plan*) which was then approved by shareholders at our annual meeting in 2008. The Equity Incentive Plan is designed to provide us with flexibility to attract, retain, and motivate our executives and employees who make significant contributions to our success and to allow these executives and employees to share in that success.

The Equity Incentive Plan permits grants of non-qualified stock options, incentive stock options, restricted stock, three types of stock appreciation rights, performance units and performance shares. We chose to adopt a plan that provides for multiple types of equity awards to provide us with increased flexibility to design an effective and competitive compensation program.

During 2008, we granted both performance- and service-based equity awards with a four year vesting requirement to our named executive officers and other key employees. We believe utilizing a combination of equity awards linked to performance objectives and service-based awards with a service vesting component provides a long-term incentive consistent with its overall compensation philosophy and is an effective mechanism for retaining talented individuals who can assist us in delivering high performance to our shareholders and customers. The performance target for the performance-based awards was identical to the corporate performance objective of "core" diluted earnings per share as previously discussed in **Performance-based Annual Cash Incentive Program**. We granted 26,734 performance-based and 25,500 service-based restricted stock awards to our named executive officers during 2008.

In addition to the Equity Incentive Plan, CFS also established the Recognition and Retirement Plan (*RRP*) in 1999 which is an equity-based incentive plan. The restricted shares granted in the plan vest at the rate of 20% per year. Although there are no longer any grants available under this plan, grants made prior to 2006 vested in 2008. Mr. Prisby is the only named executive officer participating in this plan.

The actual equity-based awards earned by Mr. Prisby for grants awarded under the RRP and for grants awarded for 2008 performance to our named executive officers are set forth in column (e) in the **Summary of Compensation Table**. The equity-based awards that our named executive officers received during 2008 are set forth in columns (i) – (l) in the **Grants of Plan-Based Awards Table**.

Stock Ownership Guidelines

While CFS does not have stock ownership guidelines for named executive officers, our board of directors encourages all executive officers to own shares of CFS common stock as a way to align the interests of our executives with the interests of our shareholders.

Employment Agreements

We also take into consideration the employment agreements we have with Messrs. Prisby, Pomranke and Cole. These agreements contain provisions that will require CFS to make payments to these officers upon the termination of their employment (other than for cause or due to a voluntary termination) or for good reason following a change-in-control. For a discussion of these agreements, see **Employment Agreements**. For a discussion of post-employment termination payments, see **Potential Payments Upon Termination or Change-in-Control**.

Employee Stock Ownership Plan

Messrs. Prisby, Pomranke, Cole and Zimmer participate in our Employee Stock Ownership Plan (*ESOP*). The ESOP is a tax-qualified retirement plan for employees of CFS and the Bank. The ESOP affords eligible employees the opportunity to share in the growth in the value of CFS stock and to accumulate capital for their future economic security. The ESOP is also intended to align employee interests with those of our shareholders and afford employees the opportunity to acquire stock ownership interests via CFS common stock allocated to their ESOP accounts. During 2008, we made $3.1 million of contributions to the ESOP which included an additional $2.8 million principal prepayment. The decision to make this prepayment was made to satisfy certain minimum funding requirements agreed to when the ESOP loan was amended in 2007 and to minimize the impact of this funding requirement in 2009. As a result of the additional principal payment, approximately 229,000 shares of CFS common stock with a market value at December 31, 2008 of approximately $893,000 were allocated to plan participants for 2008 compared to approximately 44,000 shares with a market value at December 31, 2007 of approximately $646,000 for 2007. Our current named executive officers were allocated 14,929 shares with a market value at December 31, 2008 of $58,333 for 2008 compared to 2,197 with a market value at December 31, 2007 of $32,274 for 2007. Messrs. Pomranke and Zimmer did not receive an allocation of shares for 2007 and Mr. Clapp did not receive an allocation of shares for 2008 or 2007.

Our employees are generally eligible to participate in the ESOP after completing 12 consecutive months of service during which 1,000 hours of service is met and attaining the age of 21. In general, employees who meet eligibility requirements and who are actively employed on the last working day of the year will receive an allocation of CFS' contributions for the year. CFS' contributions to the ESOP are subject to a five-year cliff vesting schedule. See column (i) of the **Summary Compensation Table** for the amounts allocated to each of our named executive officers for 2008.

Pension Plan

When reviewing compensation matters and developing compensation packages for Mr. Prisby, we take into consideration his accrued benefit under a non-contributory tax-qualified defined benefit pension plan sponsored by the Bank. Benefits were frozen under this plan effective March 1, 2003 so that on and after that date, no further benefits would accrue and no additional employees would become participants. Mr. Prisby is the only named executive officer who has an accrued benefit under this plan. For a further discussion of this plan, see **Pension Benefits.**

Supplemental Executive Retirement Plans

We also consider that CFS provides benefits under two Supplemental Executive Retirement Plans (*SERP Plans*). The SERP Plans provide benefits which supplement those provided under the ESOP (*ESOP SERP*) and pension plan (*Pension SERP*) in cases where an executive's ESOP allocations are affected by limits imposed by the Internal Revenue Code. Mr. Prisby is currently the only named executive officer participating in the SERP Plans. Annually, at his election, his ESOP SERP benefit may be paid in a lump sum or held and invested primarily in CFS common stock by a third-party trustee under an irrevocable "rabbi" trust. For a discussion of the SERP Plans, see **Pension Benefits.**

401(k) Plan

CFS sponsors a 401(k) Plan for eligible employees. Participants invest their deferral contributions from among various investment options. In 2008, the Bank made "matching" contributions to the 401(k) Plan equal to 100% of an employee's contributions of up to 1% of compensation and 50% of the employee's contributions on the next 5% of compensation. Subject to the limits imposed by the Internal Revenue Code, employees may defer, on a pre-tax basis, up to 100% of their compensation to the 401(k) Plan. Employees are fully vested in matching contributions after two years of service. See column (i), note 5 of the Summary Compensation Table for the matching contributions allocated to the 401(k) Plan account of each executive officer for 2008.

Life Insurance

CFS maintains a group term life insurance plan for all full-time employees which provides a benefit in an amount equal to 100% of the employee's annual earnings as defined under the plan, rounded to the next $1,000, except in the case of Mr. Prisby, who having reached age 65, has this benefit reduced by one third.

Change-in-Control Arrangements

All of our equity compensation plans provide immediate vesting of all unvested awards upon a change-in-control. All of our stock options have vested and are exercisable. Please refer to the **Outstanding Equity Awards at Fiscal Year-End** table for information regarding the value of unvested stock awards held by the named executive officers.

We also provide for change-in-control payments to be made to Messrs. Prisby, Pomranke and Cole, pursuant to their employment agreements. For a discussion of these agreements, see **Employment Agreements**. For a discussion of post-employment termination payments, see **Potential Payments Upon Termination or Change-in-Control**.

Additional Benefits

Executive officers participate in other employee benefit plans (e.g., medical and disability programs) generally available to all employees on the same terms as similarly situated employees. In addition, certain executive officers receive other additional perquisites that are described in column (i) in the **Summary Compensation Table**. We disclose all perquisites provided to the named executive officers, even if the value of the perquisites falls below the disclosure thresholds under applicable SEC rules.

The Tax Deductibility of Compensation Should be Maximized Where Appropriate

We generally seek to maximize the deductibility for federal income tax purposes of all elements of compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for non-qualifying compensation in excess of $1.0 million for a year. We review compensation plans in light of applicable tax provisions, including Section 162(m) and Section 409A of the Internal Revenue Code, and may revise those plans from time to time to avoid excise taxes or to maximize deductibility. Although our current compensation programs result in compensation amounts significantly below these guidelines, we may in the future approve compensation that does not qualify for deductibility when we deem it to be in our best interest.

We will continue to evaluate the impact of the Section 162(m) and Section 409A on our employee benefit plans and programs and will consider compensation policies and programs appropriate for an organization of our size and history. We may determine that it is appropriate to continue to compensate an executive officer above the Section 162(m) limit for various reasons, including for example in circumstances of outstanding corporate or executive achievement.

Financial Restatement

We will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments and to seek to recover any cash or equity-based incentive compensation paid to executive officers and certain other employees where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid or earned by each of the named executive officers for 2008, 2007 and 2006.

Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)(1)	Stock Awards ($) (e)(2)	Option Awards ($) (f)	Non-equity Incentive Plan Compensation ($) (g)(3)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($) (h)(4)	All Other Compensation ($) (i)(5)	Total ($) (j)
Thomas F. Prisby	2008	$ 385,015	$ —	$ 30,607	$ —	$ —	$ 51,000	$ 59,034	$ 525,656
Chairman and Chief	2007	370,240	—	12,577	—	74,048	80,000	54,797	591,662
Executive Officer	2006	370,240	—	12,577	—	—	55,000	63,111	500,928
Daryl D. Pomranke	2008	211,923	—	15,697	—	—	—	35,905	263,525
President and Chief	2007	120,577	—	—	—	16,135	—	8,594	145,306
Operating Officer	2006	—	—	—	—	—	—	—	
Charles V. Cole	2008	184,573	—	7,135	—	—	—	38,637	230,345
Executive Vice	2007	179,704	—	—	—	26,438	—	28,772	234,914
President and Chief Financial Officer	2006	173,331	—	—	—	25,666	—	42,010	241,007
Dale S. Clapp	2008	107,884	45,000	4,995	—	—	—	7,097	164,976
Executive Vice	2007	—	—	—	—	—	—	—	—
President – Business Banking	2006	—	—	—	—	—	—	—	—
Daniel J. Zimmer	2008	124,615	10,000	6,422	—	5,630	—	13,736	160,403
Senior Vice President	2007	—	—	—	—	—	—	—	—
–Senior Credit Officer	2006	—	—	—	—	—	—	—	—

(1) The amounts shown in column (d) represent the dollar amount received for Mr. Clapp's sign-on bonus and bonuses paid to Messrs. Zimmer and Clapp according to our corporate referral bonus program. With the exception of our chief executive officer and our president and chief operating officer, all employees are eligible to receive a bonus by referring a new employee to us who remains employed by us for a period of at least six months; the referring employee will then receive a cash bonus according to the amounts specified by the program.

(2) The amounts shown in column (e) represent the expense recognized for financial statement reporting purposes in accordance with SFAS 123R for awards granted under our Recognition and Retention Plan granted prior to 2008 and restricted service-based awards granted in 2008 under our equity incentive program. The SFAS 123R expense was based upon the fair market value of the stock on the date of the grant, and expensed over the requisite service period. During 2008, the named executive officers were granted both service-based and performance-based restricted stock awards. The amounts included are for the service-based awards as there was no SFAS 123R expense recognized for performance-based awards granted in 2008 since those awards were not earned.

(3) The amounts shown in column (g) represent the amount paid in the following year as a bonus under our incentive compensation program for the applicable years which is discussed further under **Compensation Discussion and Analysis**. See also the footnotes to the **Grants of Plan-Based Awards** table.

(4) The amounts shown in column (h) represent the increase in the present value of Mr. Prisby's benefits under the pension plan. The change in Mr. Prisby's ESOP SERP and Pension SERP for the years presented are not considered to be above-market earnings and the dividends are not preferential dividends.

(5) The amounts shown in column (i) reflect the following for 2008:

	ESOP Allocation	401(k) Match	Country Club and Health Club Membership	Car Allowance	Welfare Benefits	Restricted Stock Dividends
Thomas F. Prisby	$ 24,690	$ 8,050	$ 4,969	$ 8,082	$ 11,190	$ 2,053
Daryl D. Pomranke	12,070	7,982	—	5,069	10,784	—
Charles V. Cole	14,329	7,401	452	5,649	10,806	—
Dale S. Clapp	—	2,293	—	4,457	347	—
Daniel J. Zimmer	7,134	2,142	179	—	4,281	—

GRANTS OF PLAN-BASED AWARDS

The following table presents information relating to 2008 cash incentive plan awards, stock-based incentive plan awards and awards of options, restricted stock and similar instruments under performance-based plans. The table also shows the equity-based compensation awards granted in 2008 that are not performance-based where the payout or future value is tied to our stock price at the time the shares are vested and not to other performance criteria.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise Or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(3) (#) (i)	(#) (j)	($/Sh) (k)	(l)
Thomas F. Prisby (4)	3/17/08	—	$ 115,752	$ 173,627	—	—	—	—	—	—	—
	5/01/08	—	—	—	—	7,718	11,577	11,100	—	—	$14.27
Daryl D. Pomranke (5)	3/17/08	—	58,629	87,944	—	—	—	—	—	—	—
	5/01/08	—	—	—	—	3,909	5,863	6,600	—	—	14.27
Charles V. Cole (6)	3/17/08	—	46,200	69,299	—	—	—	—	—	—	—
	5/01/08	—	—	—	—	3,080	4,620	3,000	—	—	14.27
Dale S. Clapp (7)	3/17/08	—	28,740	43,110	—	—	—	—	—	—	—
	5/01/08	—	—	—	—	1,916	2,874	2,100	—	—	14.27
Daniel J. Zimmer (8)	3/17/08	—	25,023	34,407	—	—	—	—	—	—	—
	5/01/08	—	—	—	—	1,200	1,800	2,700	—	—	14.27

(1) The incentive plan provides for an opportunity of a cash bonus. The 2008 plan provided for a single estimated payout as target, with a maximum payout potential. The percent of payout was based on percentage of accomplishment in each assigned category as listed below. Depending on performance, awards may range from zero to 150% of target. The management incentive compensation program for 2008 was based on "core" diluted earning per share with a maximum bonus potential of 150% of goal. For a more detailed discussion on the plan, see **Performance-based Annual Cash Incentive Program**. The amounts awarded under the plan were paid in early 2009 and are included in column (g) of the **Summary Compensation Table**.

(2) The equity incentive plan provides for an opportunity of earning restricted shares. The 2008 awards provided for a specific number of restricted stock shares to be earned as target, with a potential for a maximum number of restricted shares to be earned. Depending on performance, awards may range from zero to 150% of target. The equity incentive plan for 2008 was based on "core" diluted earnings per share with a maximum number of shares to be earned of 150% of goal. Once earned, the restricted shares vest over a certain period of time. For a more detailed discussion on the plan, see **Long-term Equity-Based Awards**.

(3) The equity incentive plan also provides for service-based restricted shares. The 2008 awards provided a specific number of shares that vest over a 48 month period from the date of grant.

(4) Thomas F. Prisby: The entire incentive plan performance goal was based on "core" diluted earnings per share, which if achieved would result in a bonus of 30% of average earned salary base. The equity incentive plan performance goals were also based on "core" diluted earnings per share. Mr. Prisby did not receive a bonus under the cash incentive plan nor did he earn any of the performance-based restricted shares because performance goals were not achieved.

(5) Daryl D. Pomranke: The entire incentive plan performance goal was based on "core" diluted earnings per share, which if achieved would result in a bonus of 27.5% of average earned salary base. The equity incentive plan performance goals were also based on "core" diluted earnings per share. Mr. Pomranke did not receive a bonus under the cash incentive plan nor did he earn any of the performance-based restricted shares because performance goals were not achieved.

(6) Charles V. Cole: The entire incentive plan performance goal was based on "core" diluted earnings per share, which if achieved would result in a bonus of 25% of average earned salary base. The equity incentive plan performance goals were also based on "core" diluted earnings per share. Mr. Cole did not receive a bonus under the cash incentive plan nor did he earn any of the performance-based restricted shares because performance goals were not achieved.

(7) Dale S. Clapp: The entire incentive plan performance goal was based on "core" diluted earnings per share, which if achieved would result in a bonus of 25% of average earned salary base. The equity incentive plan performance goals were also based on "core" diluted earnings per share. Mr. Clapp did not receive a bonus under the cash incentive plan nor did he earn any of the performance-based restricted shares because performance goals were not achieved.

(8) Daniel J. Zimmer: Incentive plan performance goals were based on two components and assigned a weighted percentage: "core" diluted earnings per share (75%) and individual performance objectives (25%), which if achieved would result in a bonus of 20% of average earned salary base. The equity incentive plan performance goals were also based on "core" diluted earnings per share. Mr. Zimmer did not receive a bonus for the "core" earnings per share target under the incentive plan and did not earn any of the performance-based restricted shares. Mr. Zimmer did receive 90% of his targeted bonus for his individual performance objectives achievement.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table summarizes for each named executive officer the number of shares of our common stock subject to outstanding stock options and stock awards that were unexercised or unvested at December 31, 2008.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised and Unearned Options (#)(d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Thomas F. Prisby	160,000	—	—	$ 10.00	4/6/2009	—	—	105(2)	$ 410 (7)
	28,000	—	—	8.50	5/15/2010	—	—	11,100(2)	43,290(7)
	35,000	—	—	11.25	4/27/2011	—	—	—	—
	20,000	—	—	13.49	2/18/2012	—	—	—	—
	35,000	—	—	13.99	5/19/2013	—	—	—	—
	25,000	—	—	14.64	4/7/2014	—	—	—	—
	11,145	—	—	13.48	7/25/2015	—	—	—	—
Daryl D. Pomranke	—	—	—	—	—	—	—	6,600(3)	25,740(7)
Charles V. Cole	15,000	—	—	14.76	12/15/2013	—	—	3,000(4)	11,700(7)
	15,000	—	—	14.64	4/7/2014	—	—	—	—
	20,000	—	—	13.48	7/25/2015	—	—	—	—
Dale S. Clapp	—	—	—	—	—	—	—	2,100(5)	8,190(7)
Daniel J. Zimmer	—	—	—	—	—	—	—	2,700(6)	10,530(7)

(1) All of the option awards fully vested on September 26, 2005.

(2) Mr. Prisby's Recognition and Retention Plan and equity incentive plan awards vest as follows: 105 on April 1, 2009; 3,663 on May 1, 2010; 3,663 on May 1, 2011; and 3,774 on May 1, 2012.

(3) Mr. Pomranke's equity incentive plan awards vest as follows: 2,178 on May 1, 2010; 2,178 on May 1, 2011; and 2,244 on May 1, 2012.

(4) Mr. Cole's equity incentive plan awards vest as follows: 990 on May 1, 2010; 990 on May 1, 2011; and 1,020 on May 1, 2012.

(5) Mr. Clapp's equity incentive plan awards vest as follows: 693 on May 1, 2010; 693 on May 1, 2011; and 714 on May 1, 2012.

(6) Mr. Zimmer's equity incentive plan awards vest as follows: 891 on May 1, 2010; 891 on May 1, 2011; and 918 on May 1, 2012.

(7) The market value was computed by multiplying the number of shares by the closing price ($3.90) of our common stock on the last trading day of 2008.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes for each named executive officer the number of shares acquired and amounts received upon exercise of options or the vesting of stock awards for 2008.

	Option Awards		Stock Awards	
Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($) (e)(1)**
Thomas F. Prisby	—	—	905	$ 13,195
Daryl D. Pomranke	—	—	—	—
Charles V. Cole	—	—	—	—
Dale S. Clapp	—	—	—	—
Daniel J. Zimmer	—	—	—	—

(1) The amount represents the aggregate amount realized which was determined by multiplying the number of shares by the closing price of CFS stock as of the vesting date as reported by NASDAQ.

NONQUALIFIED DEFERRED COMPENSATION

The following table summarizes the amount of non-qualified deferred compensation that CFS is obligated to pay to each named executive officer, including the full amount of earnings for 2008.

Name (a)	**Executive Contributions in Last FY ($) (b)**	**Registrant Contributions in Last FY ($) (c)**	**Aggregate Earnings in Last FY ($) (d)(1)**	**Aggregate Withdrawals / Distributions ($) (e)**	**Aggregate Balance at Last FYE ($) (f)(2)**
Thomas F. Prisby	$ —	$ —	$ 36,164	$ —	$ 321,907
Daryl D. Pomranke	—	—	—	—	—
Charles V. Cole	—	—	—	—	—
Dale S. Clapp	—	—	—	—	—
Daniel J. Zimmer	—	—	—	—	—

(1) The amount reported in column (d) represents interest and dividends that were not considered to be above-market earnings or preferential dividends. As such, this amount was not reported in column (h) of the **Summary Compensation Table**.

(2) The amount shown in column (f) represents amounts accrued under the Pension SERP and ESOP SERP. Earnings include cash dividends on CFS common stock and interest for the year ended December 31, 2008

which were offset by a decrease to $3.90 in the market value of CFS common stock held at December 31, 2008 from $14.69 at December 31, 2007.

RETIREMENT BENEFITS

CFS sponsors a 401(k) plan which is a tax-qualified defined contribution benefit plan designed to provide retirement benefits for employees who have attained age 21 and have completed three months of service. The 401(k) plan allows eligible employees to contribute, subject to certain limits, a portion of their salary to the plan on a pre-tax basis. CFS matches a portion of each employee's contributions to the plan.

CFS sponsors an ESOP which allows eligible employees to receive an allocation of CFS stock based upon a percentage of eligible compensation and cash dividends on previously allocated shares. Employees become vested in matching contributions after completing two years of service.

The Bank maintains a non-contributory, tax-qualified defined benefit pension plan for eligible employees. The accrual of benefits under the pension plan was frozen effective March 1, 2003 and employees who otherwise became eligible for the plan after that date are not eligible to enter the plan. Although no benefits accrue while the freeze remains in place, the freeze did not reduce the benefits accrued prior to that date. Before the pension plan was frozen, all salaried employees age 21 or older who completed at least one year of service were eligible to participate. The plan provided a benefit for each participant, including named executive officers, equal to 1.5% of the participant's highest average annual compensation during any 60 consecutive calendar months multiplied by the participant's years (and any fraction thereof) of eligible employment. Before the pension plan was frozen, a participant became fully vested in his or her benefit after completing five years of service. The pension plan is funded with contributions by the Bank, which are calculated on an actuarial basis; and, all pension plan assets are held in trust by the pension plan trustee. Mr. Prisby is the only named executive officer with an accrued benefit under the pension plan.

PENSION BENEFITS

The following table sets forth, in specified years of credited service, the estimated present value of accumulated benefits under the Bank's qualified defined benefit pension plan as supplemented by the supplemental benefit plan adopted by the Bank. The benefits under the qualified defined benefit plan were frozen in 2003.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefits ($) (d)(1)	Payments During Last Fiscal Year ($) (e)
Thomas F. Prisby	Pension Plan	20	$ 971,000	$ —
	Pension SERP	—	225,901	—
	ESOP SERP	—	96,006	23,836
Daryl D. Pomranke (2)	Pension Plan	—	—	—
	Pension SERP	—	—	—
	ESOP SERP	—	—	—
Charles V. Cole (2)	Pension Plan	—	—	—
	Pension SERP	—	—	—
	ESOP SERP	—	—	—
Dale S. Clapp (2)	Pension Plan	—	—	—
	Pension SERP	—	—	—
	ESOP SERP	—	—	—
Daniel J. Zimmer (2)	Pension Plan	—	—	—
	Pension SERP	—	—	—
	ESOP SERP	—	—	—

(1) The present value is calculated at December 31, 2008 using the following assumptions: 50% at 7.75% discount and 50% at 5% discount.

(2) Messrs. Pomranke, Cole, Clapp and Zimmer do not participate in the pension plan or the SERP plans.

The pension plan benefits shown in the table represent the net present value of Mr. Prisby's accumulated pension benefits (i.e., benefits in respect to service prior to 2008). Benefits under the plan generally may be paid as a monthly annuity for the life of the participant (or the lives of the participant and their spouse) or in the form of an actuarially equivalent lump sum payment. The annual pension benefit is the product of (1) the participant's number of years of credited benefit service, multiplied by (2) the sum of 1.5% of that portion of the participant's covered compensation after 1998 and 2% of the participant's covered compensation before that year. Compensation covered by the plan is the average of compensation, as limited by the Internal Revenue Code, for the five consecutive years of employment which produce the highest such average. Benefits under the plan were frozen in 2003.

The supplemental executive retirement plans, the SERP plans, provide for supplemental benefits to certain employees whose benefits under the pension plan or the ESOP are reduced by limitations imposed by the Internal Revenue Code. The supplemental benefits equal the amount of additional benefits the participants would receive if there were no income limitations imposed by the Internal Revenue Code. From time to time, our board of directors may designate the executive officers that may participate in these SERP plans. We have established irrevocable rabbi trusts with an independent financial institution to satisfy our obligations under the SERP plans. The assets of the rabbi trusts are subject to the claims of our general creditors in the event of insolvency, and the trustee must invest substantially all of the trusts' assets in CFS common stock. Mr. Prisby is the only named executive officer currently participating in the SERP plans. Annually, at his election, the ESOP SERP benefit may be paid in a lump sum or invested in CFS common stock through the rabbi trusts established on his behalf. Mr. Prisby is fully vested in the assets held in the rabbi trusts and is entitled to distribution of his accrued benefits as provided for in the SERP plans.

EMPLOYMENT AGREEMENTS

On May 1, 2008, CFS and the Bank entered into new employment agreements with Messrs. Prisby, Pomranke and Cole. These agreements superseded existing employment agreements between CFS, the Bank and Messrs. Prisby and Cole. Under these agreements, CFS and the Bank agreed to employ Messrs. Prisby, Pomranke and Cole for a term of 36, 24 and 18 months, respectively, in each of their current respective positions. The agreements provide Messrs. Prisby, Pomranke and Cole a current base salary of $391,000, $220,000 and $186,000, respectively.

We review the employment agreements described above annually. All of the employment agreements with CFS are extended daily for successive one-day periods until CFS provides notice to the named executive officer that it does not wish to extend the employment term. The Bank agreements are reviewed each year and may be extended for no more than one additional year.

Employment under these agreements can be terminated by the named executive officer, CFS or the Bank at any time without cause. The executives will be entitled to a cash severance amount if the executive terminates his respective employment because:

- of the failure of CFS or the Bank to comply with any material provision of the employment agreement;
- the employment agreement is terminated by CFS or the Bank other than for cause, disability, retirement or death; or
- as a result of certain adverse actions which are taken with respect to the executive's employment following a change-in-control of CFS.

Except as noted below, the cash severance amount is based upon a three-year average of the executive's base salary, bonus and amounts allocated to them under any qualified employee benefit plan in the following amounts:

- Thomas F. Prisby – 300% of average annual compensation
- Daryl D. Pomranke – 200% of average annual compensation
- Charles V. Cole – 150% of average annual compensation

In the event that any of the payments to be made under the employment agreements or otherwise upon termination of employment are deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and the payments will cause the affected named executive officer to incur an excise tax under the Code, CFS has agreed to fully reimburse the executive for the amount of the excise tax.

A change-in-control is defined in the employment agreements to include any change-in-control of CFS that is required to be reported under the federal securities laws, as well as (i) the acquisition by any person of 20% or more of our outstanding voting securities and (ii) a change in a majority of our directors during any three-year period without the approval of at least two-thirds of our directors at the beginning of the three-year period.

Mr. Prisby's agreement also provides that if his employment is terminated due to disability or retirement, we will provide all existing life and medical insurance coverage until he and his spouse become eligible for Medicare. If Mr. Prisby dies during the term of the agreement or following his disability or retirement, we will provide medical insurance coverage for his spouse until she is eligible for Medicare. The agreements with Messrs. Pomranke and Cole provide that each will receive medical insurance coverage for the balance of the term of their agreement if the agreement is terminated without cause by CFS.

While Messrs. Prisby, Pomranke and Cole are employed by us and for the period of time specified below, their employment agreements prohibit them (except where they are terminated without "cause" or where they terminate for "good reason") from: (i) competing against us or any of our subsidiaries or affiliates or by becoming a director, officer, employee or consultant to a financial institution within a 50 mile radius of any present or future office of CFS or any of its subsidiaries or affiliates, (ii) soliciting any employees or any customers for the benefit of anyone other than CFS or its subsidiaries or affiliates and (iii) divulging the names of any customers. The foregoing restrictions apply on a post-employment basis as follows: Mr. Prisby, 36 months; Mr. Pomranke, 24 months; and Mr. Cole, 18 months. At all times while Messrs. Prisby, Pomranke and Cole are employed by us and thereafter, they are also subject to additional confidentiality and non-disparagement covenants and restrictions.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE-IN-CONTROL

The tables below reflect the amount of compensation to be paid to each of our named executive officers in the event of termination of the executive's employment. The amount of compensation payable to each executive upon voluntary termination, early retirement, normal retirement, involuntary not-for-cause termination, for cause termination, termination following a change-in-control and in the event of disability or death of the executive is shown below. The amounts shown are presented as if the termination was effective on December 31, 2008 and includes amounts earned through that date. The amounts are estimates of what would be paid to the executives upon their termination. The actual amounts to be paid can only be determined at the time each executive separates from CFS and the Bank.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, he is entitled to receive amounts earned during his term of employment. These amounts include:

- non-equity incentive compensation earned during the year;
- amounts contributed under the 401(k) plan;
- unused vacation pay;
- amounts accrued and vested through our ESOP;
- amounts accrued and vested through our pension plan; and
- amounts accrued and vested through our SERP Plans.

Payments Made Upon Retirement

In the event of the retirement of Messrs. Prisby, Pomranke or Cole, in addition to the items identified above, each will continue to be covered by our welfare benefits for the term specified in his employment agreement.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings **Payments Made Upon Termination** and **Payments Made Upon Retirement** above, the executive (or his beneficiary) will receive benefits under our disability plan or payments under our life insurance plan, as appropriate.

Payments Made Upon a Change-in-Control

We have entered into employment agreements with Messrs. Prisby, Pomranke and Cole. Pursuant to these agreements, if an executive's employment is terminated following a change-in-control (other than termination by CFS and/or the Bank for cause or by reason of death or disability) or if the executive terminates his employment in certain circumstances defined in the agreement which constitute "good reason" or due to a material breach of the agreement, in addition to the benefits listed under the heading **Payments Made Upon Termination**, the executive will receive the following:

- a lump sum severance payment ranging from 150% to 300% of the sum of the executive's average annual compensation (the average over the last three years of the executive's base salary, cash bonuses and amounts allocated to the executive under qualified employee benefit plans of CFS);
- for the period specified in his agreement, at our cost, continued participation in all life insurance, health and accident insurance, disability insurance and other employee benefit programs he participated in (other than stock option and stock award plans, bonuses and other compensation included in the calculation of the average annual compensation and other benefits included in the calculation of the average annual compensation);
- if the change-in-control payments constitute a parachute payment within the meaning of Section 280G(b)(2) of the Internal Revenue Code, a gross-up payment designed to reimburse the executive for any excise taxes imposed on the payment; and
- all stock options and stock awards held by the executive will automatically vest and become exercisable.

The following table shows the potential payments upon termination or change-in-control for Mr. Prisby.

Executive Benefits and Payments Upon Separation	Normal Retirement on 12/31/2008 (1)	Involuntary Not For Cause Termination by CFS/Bank on 12/31/2008	For Cause Termination by CFS/Bank on 12/31/2008	Good Reason Termination by Executive Following Change-in-Control on 12/31/2008	Disability on 12/31/2008	Death on 12/31/2008
Compensation:						
Incentive compensation	$ —	$ —	$ —	$ —	$ —	$ —
Stock options	—	—	—	—	—	—
Benefits & Perquisites:						
Stock awards (2)	410	—	—	43,700	43,700	43,700
Savings plan – 401(k) (3)	528,454	528,454	528,454	528,454	528,454	528,454
Retirement plans – pension (4)	971,000	971,000	971,000	971,000	971,000	886,812
Retirement plans – ESOP (5)	113,560	113,560	113,560	113,560	113,560	113,560
SERP plans (6)	321,907	321,907	321,907	321,907	321,907	321,907
Healthcare benefits (7)	19,080	19,080	—	19,080	19,080	7,938
Disability income (8)	—	—	—	—	179,053	—
Life insurance benefits (9)	546	546	—	546	546	260,000
Excise tax & gross-up	—	—	—	—	—	—
Cash severance	—	1,305,375	—	1,305,375	—	—
Accrued vacation pay	—	—	—	—	—	—

(1) For purposes of normal retirement, Mr. Prisby has reached normal retirement age as defined under his employment agreements and each benefit plan except as defined under the Equity Incentive Plan which is age 72.

(2) Reflects the value of all restricted stock shares that would vest.

(3) Reflects the value of Mr. Prisby's 401(k) plan.

(4) Reflects the present value of accumulated benefits under our pension plan; except the amount reflected under the heading "Death," which represents the active service death benefit under the plan.

(5) Reflects the value of Mr. Prisby's ESOP allocations.

(6) Reflects the value of rabbi trusts established to fund our obligations under our ESOP SERP and Pension SERP.

(7) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Prisby under our healthcare plans.

(8) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Prisby under our disability plan; except the amount reflected under the heading "Disability," which represents the estimated present value of all future payments Mr. Prisby would be entitled to receive under our disability program. Mr. Prisby would be entitled to receive $10,000 per month for 18 months.

(9) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Prisby under a life insurance plan; except the amount reflected under the heading "Death," which represents the estimated present value of the proceeds payable to Mr. Prisby's beneficiaries upon his death.

The following table shows the potential payments upon termination or change-in-control for Mr. Pomranke.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/2008	Early Retirement on 12/31/2008 (1)	Normal Retirement on 12/31/2008 (1)	Involuntary Not For Cause Terminatio n by CFS/Bank on 12/31/2008	For Cause Termination by CFS/Bank on 12/31/2008	Good Reason Termination by Executive Following Change-in-Control on 12/31/2008	Disability on 12/31/2008	Death on 12/31/2008
Compensation:								
Incentive plan	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Stock options	—	—	—	—	—	—	—	—
Benefits & Perquisites:								
Stock awards (2)	—	—	—	—	—	25,740	25,740	25,740
Savings plan – 401(k) (3)	10,409	—	—	10,409	10,409	10,409	10,409	10,409
Retirement plans – pension	—	—	—	—	—	—	—	—
Retirement plans – ESOP (4)	—	—	—	—	—	—	—	—
SERP plans	—	—	—	—	—	—	—	—
Healthcare benefits (5)	—	—	—	25,440	—	25,440	25,440	10,584
Disability income (6)	—	—	—	792	—	792	1,570,334	—
Life insurance benefits (7)	—	—	—	732	—	732	732	229,000
Excise tax & gross-up	—	—	—	—	—	—	—	—
Cash severance	—	—	—	430,052	—	430,052	—	—
Accrued vacation pay	—	—	—	—	—	—	—	—

(1) Mr. Pomranke has not met early or normal retirement eligibility requirements.

(2) Reflects the value of restricted shares that would vest.

(3) Reflects the value of Mr. Pomranke's 401(k) plan; Mr. Pomranke is not yet vested in CFS' match.

(4) Reflects the value of Mr. Pomranke's ESOP allocation; Mr. Pomranke is not yet vested in the ESOP plan.

(5) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Pomranke under our healthcare plans.

(6) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Pomranke under our disability plan; except the amount reflected under the heading "Disability," which represents the estimated present value of all future payments Mr. Pomranke would be entitled to receive under our disability program. Mr. Pomranke would be entitled to receive $10,000 per month until he reaches age 65.

(7) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Pomranke under a life insurance plan; except the amount reflected under the heading "Death," which represents the estimated present value of the proceeds payable to Mr. Pomranke's beneficiaries upon his death.

The following table shows the potential payments upon termination or change-in-control for Mr. Cole.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/2008	Early Retirement on 12/31/2008 (1)	Normal Retirement on 12/31/2008 (1)	Involuntary Not For Cause Termination by CFS/Bank on 12/31/2008	For Cause Termination by CFS/Bank on 12/31/2008	Good Reason Termination by Executive Following Change-in-Control on 12/31/2008	Disability on 12/31/2008	Death on 12/31/2008
Compensation:								
Incentive plan	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Stock options	—	—	—	—	—	—	—	—
Benefits & Perquisites:								
Stock awards (2)	—	—	—	—	—	11,700	11,700	11,700
Savings plan – 401(k) (3)	68,066	—	—	68,066	68,066	68,066	68,066	68,066
Retirement plans – pension	—	—	—	—	—	—	—	—
Retirement plans - ESOP (4)	36,589	—	—	36,589	36,589	36,589	36,589	36,589
SERP plans	—	—	—	—	—	—	—	—
Healthcare benefits (5)	—	—	—	19,080	—	19,080	19,080	7,938
Disability income (6)	—	—	—	594	—	594	1,635,709	—
Life Insurance benefits (7)	—	—	—	509	—	509	509	212,000
Excise tax & gross-up	—	—	—	—	—	—	—	—
Cash severance	—	—	—	332,859	—	332,859	—	—
Accrued vacation pay	—	—	—	—	—	—	—	—

(1) Mr. Cole has not met early or normal retirement eligibility requirements.

(2) Reflects the value of restricted shares that would vest.

(3) Reflects the value of Mr. Cole's 401(k) plan.

(4) Reflects the value of Mr. Cole's ESOP allocations.

(5) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Cole under our healthcare plans.

(6) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Cole under our disability plan; except the amount reflected under the heading "Disability," which represents the estimated present value of all future payments Mr. Cole would be entitled to receive under our disability program. Mr. Cole would be entitled to receive $10,000 per month until he reaches age 65.

(7) Reflects the estimated cost of all future premiums which will be paid on behalf of Mr. Cole under a life insurance plan; except the amount reflected under the heading "Death," which represents the estimated present value of the proceeds payable to Mr. Cole's beneficiaries upon his death.

The following table shows the potential payments upon termination or change-in-control for Mr. Clapp.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/2008	Early Retirement on 12/31/2008 (1)	Normal Retirement on 12/31/2008 (1)	Involuntary Not For Cause Termination by Bank on 12/31/2008	For Cause Termination by Bank on 12/31/2008	Good Reason Termination by Executive Following Change-in-Control on 12/31/2008	Disability on 12/31/2008	Death on 12/31/2008
Compensation:								
Incentive compensation	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Stock options	—	—	—	—	—	—	—	—
Benefits & Perquisites:								
Stock awards (2)	—	—	—	—	—	8,190	8,190	8,190
Savings plan – 401(k) (3)	2,854	—	—	2,854	2,854	2,854	2,854	2,854
Retirement plans – pension	—	—	—	—	—	—	—	—
Retirement plans – ESOP	—	—	—	—	—	—	—	—
SERP plans	—	—	—	—	—	—	—	—
Healthcare benefits	—	—	—	—	—	—	—	—
Disability income (4)	—	—	—	—	—	—	1,443,371	—
Life insurance benefits (5)	—	—	—	—	—	—	—	153,000
Excise tax & gross-up	—	—	—	—	—	—	—	—
Cash severance	—	—	—	—	—	—	—	—
Accrued vacation pay	—	—	—	—	—	—	—	—

(1) Mr. Clapp has not met early or normal retirement eligibility requirements.

(2) Reflects the value of restricted shares that would vest.

(3) Reflects the value of Mr. Clapp's 401(k) plan; Mr. Clapp is not yet vested in CFS' match.

(4) Reflects the estimated present value of all future payments Mr. Clapp would be entitled to receive under our disability program. Mr. Clapp would be entitled to receive $8,494 per month until he reaches age 65.

(5) Reflects the estimated present value of the proceeds payable under a life insurance plan to Mr. Clapp's beneficiaries upon his death.

The following table shows the potential payments upon termination or change-of-control for Mr. Zimmer.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/2008	Early Retirement on 12/31/2008 (1)	Normal Retirement on 12/31/2008 (1)	Involuntary Not For Cause Termination by Bank on 12/31/2008	For Cause Termination by Bank on 12/31/2008	Involuntary for Good Reason Termination (Change-in-Control) on 12/31/2008	Disability on 12/31/2008	Death on 12/31/2008
Compensation:								
Incentive compensation .... $	5,630	$ —	$ —	$ —	$ —	$ —	$ 5,630	$ 5,630
Stock options	—	—	—	—	—	—	—	—
Benefits & Perquisites:								
Stock awards (2)............................	—	—	—	—	—	10,530	10,530	10,530
Savings plan – 401(k) (3)..............	56,887	—	—	56,887	56,887	56,887	56,887	56,887
Retirement plans – pension..........	—	—	—	—	—	—	—	—
Retirement plans – ESOP..............	—	—	—	—	—	—	—	—
SERP plans....................................	—	—	—	—	—	—	—	—
Healthcare benefits........................	—	—	—	—	—	—	—	—
Disability income (4)	—	—	—	—	—	—	1,310,570	—
Life insurance benefits (5)	—	—	—	—	—	—	—	135,000
Excise tax & gross-up	—	—	—	—	—	—	—	—
Cash severance	—	—	—	—	—	—	—	—
Accrued vacation pay.....................	—	—	—	—	—	—	—	—

(1) Mr. Zimmer has not met early or normal retirement eligibility requirements.

(2) Reflects the value of restricted stock that would vest.

(3) Reflects the value of Mr. Zimmer's 401(k) plan; Mr. Zimmer is not yet vested in CFS' match.

(4) Reflects the estimated present value of all future payments which Mr. Zimmer would be entitled to receive under our disability program. Mr. Zimmer would be entitled to receive $7,489 per month until he reaches age 65.

(5) Reflects the estimated present value of the proceeds payable under a life insurance plan to Mr. Zimmer's beneficiaries upon his death.

DIRECTOR COMPENSATION

We pay our directors who are not CFS employees an annual retainer of $6,000 for service on our board of directors and $20,000 for service on the Bank's board of directors. We also pay members of the compensation committee $550 per committee meeting attended; the compensation committee chairman receives an additional $100 per meeting that he presides over. We pay audit committee members $750 per committee meeting attended; the audit committee chairman receives an additional $250 per meeting that he presides over. Corporate governance and nominating committee members receive $200 per meeting attended. Directors attending executive committee meetings receive $200 per meeting attended. Asset liability management committee members receive $400 per committee meeting attended. Occasionally, committee members may receive smaller stipends for abbreviated committee meetings at the discretion of the respective committee's chairman.

Mr. Prisby, our chairman of the board, is not compensated for attending any meetings of the board of directors. Director compensation is subject to periodic adjustment by the board of directors. All members of our board of directors also serve as members of the Bank's board of directors.

DIRECTOR COMPENSATION TABLE

The following table details the compensation earned by each non-employee director of CFS, either from CFS or the Bank, during 2008.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)(1)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)(2)	All Other Compensation ($) (g)(3)	Total ($) (h)
Gregory W. Blaine........	$31,050	$ 2,602	$ —	$ —	$ —	$ —	$ 33,652
Gene Diamond.............	29,250	2,602	—	—	—	—	31,852
Frank D. Lester............	29,050	5,362	—	—	(29,752)	1,856	6,516
Robert R. Ross..............	33,513	2,602	—	—	—	—	36,115
Joyce M. Simon...........	32,613	2,602	—	—	(41,712)	—	(6,497)

(1) The amount shown in column (c) represents the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123R for the awards under our Recognition and Retention Plan granted prior to 2008 and awards granted during 2008 under our Equity Incentive Plan. During 2008, each director was awarded 2,000 shares of service-based restricted stock which vests 33% on May 1, 2010, 33% on May 1, 2011 and 34% on May 1, 2012.

(2) The amounts shown in column (f) represent all earnings from dividends and interest as well as changes in the market value of CFS common stock held in the rabbi trusts under the director's deferred compensation plan.

(3) The amounts shown in column (g) represent the accumulated dividends earned on the Recognition and Retention Plan shares that vested in 2008.

The following table presents the number of shares of common stock subject to outstanding options that were unexercised or unvested at December 31, 2008 for each director.

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Average Option Exercise Price (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) f)(1)
Gregory W. Blaine	32,000	$12.19	2,000	$ 7,800
Gene Diamond	32,000	12.19	2,000	7,800
Frank D. Lester	27,000	12.92	2,000	7,800
Robert R. Ross	16,000	14.35	2,000	7,800
Joyce M. Simon...	16,000	14.35	2,000	7,800

(1) The market value was computed by multiplying the number of shares awarded under our equity incentive plan by the closing price ($3.90) of our common stock on the last trading day of 2008.

DIRECTORS' DEFERRED COMPENSATION PLAN

All non-employee directors may choose to defer some or all of their annual compensation and receive the amounts due to them following retirement as a director. The deferred amounts are placed in rabbi trusts established by CFS to fund its obligations under the plan. All trust assets are primarily invested in CFS common stock but remain subject to the claims of our general creditors.

SHAREHOLDER PROPOSALS AND NOMINATIONS

SUBMISSION OF SHAREHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR THE NEXT ANNUAL MEETING

Our 2010 annual meeting of shareholders is scheduled to be held on April 27, 2010. That date is subject to change. If you intend to present a proposal at the 2010 annual meeting, and you wish to have the proposal included in the proxy statement for that meeting, you must submit the proposal in writing to our Corporate Secretary at 707 Ridge Road, Munster, Indiana 46321. Our Corporate Secretary must receive this proposal no later than November 17, 2009. Any such proposal would be subject to Rule 14a-8 under the Securities Exchange Act of 1934.

If you want to present a proposal at the 2010 annual meeting, without including the proposal in the proxy statement, you must provide written notice to our Corporate Secretary at the address given above. Our Corporate Secretary must receive this notice no later than November 17, 2009. Director nominations may be made at the annual meeting of shareholders only by or at the direction of the board of directors or by any shareholder entitled to vote at the meeting who has complied provided written notice to our Corporate Secretary by November 17, 2009. All notices must comply with the notice requirements set forth in our by-laws. Copies of our by-laws are available to our shareholders free of charge upon request to our Corporate Secretary.

Each notice of a proposal must include, among other information described in our by-laws, the following:

- a description of the matter to be brought before the meeting;
- your name, address, the class and number of shares of CFS common stock you own; and
- any material interest you may have in the proposal.

Each notice of a nomination must include, among other information described in our by-laws, the following:

- your name, address, the class and number of shares of CFS common stock you own;
- the name, age, business address, residential address and principal occupation of the nominee;
- the number of shares beneficially owned by the nominee;
- the nominee's consent to be elected and to serve; and
- information that would be required to be disclosed in the solicitation of proxies for the election of directors under the federal securities laws.

CFS may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

For the Board of Directors,

Monica F. Sullivan

MONICA F. SULLIVAN
Vice President - Corporate Secretary

Munster, Indiana
March 16, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No.: 0-24611

CFS Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Indiana	**35-2042093**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
707 Ridge Road Munster, Indiana	**46321**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (219) 836-5500

Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock (par value $0.01 per share)
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2008, the aggregate value of the 10,668,489 shares of Common Stock of the Registrant outstanding on such date, which excludes 536,438 shares held by affiliates of the Registrant as a group, was approximately $119.5 million. This figure is based on the closing sale price of $11.79 per share of the Registrant's Common Stock reported on the NASDAQ National Market on June 30, 2008.

Number of shares of Common Stock outstanding as of February 28, 2009: 10,591,680

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the Annual Meeting of Stockholders to be held on April 28, 2009 are incorporated by reference into Part III.

CFS BANCORP, INC. AND SUBSIDIARIES

FORM 10-K

INDEX

Certain statements contained in this Annual Report on Form 10-K, in other filings made by the Company with the U.S. Securities and Exchange Commission (SEC), and in the Company's press releases or other stockholder communications are forward-looking statements, as that term is defined in U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in the Company's affairs or the industry in which it conducts business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "indicate," "intend," "plan," "should," "would be," "will," "intends to," "project" or similar expressions or the negative thereof.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company also advises readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit and other risks which are inherent in the Company's lending and investment activities, legislative changes, changes in the cost of funds, demand for loan products and financial services, changes in accounting principles and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. For further discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements see "Item 1A. Risk Factors" of this Annual Report on Form 10-K. Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties, assumptions and changes in circumstances. Forward-looking statements are not guarantees of future performance or outcomes, and actual results or events may differ materially from those included in these statements. The Company does not intend to update these forward-looking statements.

PART I.

ITEM 1. BUSINESS

GENERAL

CFS Bancorp, Inc. (including its consolidated subsidiaries, *the Company*) is a registered unitary savings and loan holding company incorporated under the laws of the State of Indiana. The Company was formed in March 1998 and operates one wholly-owned subsidiary, Citizens Financial Bank (*the Bank*), and was formed to facilitate the Bank's July 1998 conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank (*the Conversion*). In conjunction with the Conversion, the Company completed an initial public offering. The Company and the Bank are subject to oversight and examination by the Office of Thrift Supervision (*OTS*). See "Regulation – Regulation of Savings and Loan Holding Companies" below in this "Business" section.

The Company employed 322 full-time equivalent employees at December 31, 2008. The executive officers of the Company and the Bank are substantially identical. The Company does not own or lease any property but instead uses the premises, equipment and furniture of the Bank. The Company does not employ any persons other than officers who are also officers of the Bank. In addition, the Company utilizes the support staff of the Bank from time to time. The Company is responsible for the overall conduct, direction, and performance of the Bank and provides various services, establishes Company-wide policies and procedures, and provides other resources as needed, including capital to the Bank.

The Bank was originally organized in 1934 and currently conducts its business from its executive offices in Munster, Indiana, as well as 22 banking centers located in Lake and Porter counties in northwest Indiana and Cook, DuPage and Will counties in Illinois. The Bank also maintains an Operations Center in Highland, Indiana which is dedicated to its Customer Call Center and other back office operations.

In recent years, the Bank has transitioned its business model from a traditional savings and loan engaged primarily in one-to-four family residential mortgage lending to a more diversified consumer and business banking model while retaining its emphasis on high-quality personalized customer service.

The Bank offers a wide variety of checking, savings and other deposit accounts. The Bank also offers investment services and securities brokerage targeted to individuals, families and small- to medium-sized businesses in its primary market areas through a non-affiliated third-party provider. The Bank has increased its business product offerings over the past few years to enhance its opportunity to serve the business segment of its customer base. These products include public fund deposits, repurchase sweep accounts, zero balance accounts, remote merchant capture, business overdraft privilege, business on-line banking and other cash management services.

The Bank's 22 banking centers are responsible for the delivery of retail and small business loan and deposit products and services in the communities they serve. Banking Center Managers and their staffs utilize a relationship focused, customer centric approach in identifying opportunities, and meeting the needs and exceeding the expectations of their customers. By providing high-quality personalized customer service and solutions, the Banking Centers enhance the Bank's ability to improve its market share.

The Bank's Business Banking Group is primarily responsible for developing relationships with small- to mid-market businesses within the communities we serve by providing various loan, deposit or cash management products and services. An experienced credit team analyzes lending opportunities to ensure the proper assessment of inherent risks and utilizes various loan structures to appropriately manage those risks. Customers also benefit from services to provide assistance in maximizing the utility of cash balances and accelerating the delivery of cash though various payment systems.

The Bank periodically evaluates potential acquisitions and de novo branching opportunities to strengthen its overall market presence. The Bank targets areas that it believes are not yet fully served by other banking organizations, offers an attractive deposit base or potential business growth opportunities, and complements its existing market territory. The Bank is currently building a new banking center in St. John, Indiana with an anticipated opening date in July 2009. The banking center will be a free-standing building built on land that is leased for 20 years and is part of a new shopping center development. In addition, the Bank is planning a second free-standing full service banking facility in Crown Point, Indiana with an anticipated opening date in late 2010 as well as relocating its existing banking facility in Harvey, Illinois with an anticipated opening date in mid-2010. Both of these facilities are to be built on land the Bank currently owns. The Bank also owns land for a new banking center in Bolingbrook, Illinois, and to relocate its existing banking center in Flossmoor, Illinois, to free-standing full service banking facilities. At this time, due to deteriorating market conditions, the Bank has delayed construction on these properties indefinitely.

The Bank's revenue is primarily derived from interest on loans and investment securities and fee-based income. The Bank's operations are significantly impacted by general economic conditions, the regulations of the OTS, the monetary policy of the federal government, including the Board of Governors of the Federal Reserve System (*FRB*), and governmental tax policies and budgetary matters. The Bank's revenue is largely dependent on net interest income, which is the difference between interest earned on interest-earning assets and the interest expense paid on interest-bearing liabilities.

AVAILABLE INFORMATION

CFS Bancorp, Inc. is a public company and files annual, quarterly and other reports, proxy statements and other information with the SEC. The Company makes available, free of charge, on its website, www.citz.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these documents under the "Investor Relations" section. These documents are available as soon as reasonably practicable after they are filed or furnished to the SEC.

CORPORATE GOVERNANCE

The Company has established certain committees of its Board of Directors, specifically Audit, Compensation, and Corporate Governance and Nominating Committees. The charters of these committees as well as the Company's Code of Conduct and Ethics can be found on the Company's website listed above. The information is also available in printed form to any shareholder who requests it by writing to the Company in care of its Vice President – Corporate Secretary, 707 Ridge Road, Munster, Indiana 46321.

MARKET AREA AND COMPETITION

The Bank maintains 22 banking centers in Lake and Porter counties in northwest Indiana and in Cook, DuPage and Will counties in Illinois. All areas served by the Bank are part of the Chicago Metropolitan Statistical Area.

The Bank has historically concentrated its efforts in the markets surrounding its offices. Prior to 2008, the Bank had also invested in areas outside of its market through the direct origination of commercial loans and the purchase of commercial syndication and participation loans. The Bank's market area reflects diverse socio-economic factors. Historically, the market area in northwest Indiana and the south-suburban areas of Chicago were heavily dependent on manufacturing. While manufacturing is still an important component of the local economies, service-related industries have become increasingly more significant to the region in the last decade. The local economies are affected by the interrelation with Chicago as well as suburban business centers in the area.

The Bank faces significant competition both in making loans and in attracting deposits. The Chicago metropolitan area is one of the largest money centers and the market for deposit funds is one of the most competitive in the United States. The Bank's competition for loans comes principally from commercial banks, other savings banks, savings associations, and to a lesser degree, mortgage-banking companies, conduit lenders and insurance companies. The Bank's most direct competition for deposits has historically come from savings banks, commercial banks and credit unions. The Bank faces additional competition for deposits from short-term money market funds, other corporate and government securities funds and other non-depository financial institutions such as brokerage firms and insurance companies.

LENDING ACTIVITIES

General

The Bank originates commercial and retail loans. Included in the Bank's commercial loan portfolio are commercial and industrial, commercial real estate (owner occupied, non-owner occupied and multifamily), and construction and land development loans. The retail loan portfolio includes one-to-four family residential mortgage, construction and lot, and consumer loans including home equity loans, home equity lines of credit (*HELOCs*), auto loans and other consumer loans. See the Bank's loans receivable composition table in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

The Bank has also invested, on a participating basis, in loans originated by other lenders and loan syndications. The Bank applies the same underwriting guidelines applicable to loans it originates when considering investing in these loans. At December 31, 2008, the Bank had syndications and purchased participations totaling $60.5 million, of which $22.0 million was to borrowers located outside of the Bank's market area. See the Bank's total participation and syndication loans by state in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. The Bank has historically invested in syndications and participations to supplement the direct origination of its commercial loan portfolio. During 2007, the Bank experienced margin contraction and detected credit risks in excess of the Bank's risk tolerances in the opportunities being presented in this portion of its loan portfolio. As a result, the Bank stopped purchasing new syndications and participations.

The Bank's lending strategy seeks to diversify its portfolio in an effort to limit risks associated with any particular loan type or industry while building a quality loan portfolio. The Bank has established specific collateral concentration limits in a manner it believes will not hamper its relationship managers in the pursuit of new business opportunities in a variety of sectors. The Bank's commercial loan underwriting focuses on the cash flow from business operations, the financial strength of the borrower and guarantors, and the underlying collateral.

The Bank utilizes secondary market standards for underwriting one-to-four family residential mortgage loans which facilitates its ability to sell these loans into the secondary market. Secondary market requirements place limitations on debt-to-income ratios and loan size among other factors. As part of the underwriting process, the Bank evaluates, among other things, the applicants' credit history, income, employment stability, repayment capacity and collateral. During 2008, the Bank retained the one-to-four family residential mortgage loans it originated.

The Bank utilizes a risk-based lending approach for underwriting its home equity products and other consumer loans. This approach evaluates the borrower's credit score, debt-to-income ratio and the collateral value and tiers the interest rates based upon the evaluation of the borrower's attributes.

The types of loans that the Bank may originate are subject to federal and state laws and regulations. Interest rates charged by the Bank on loans are affected principally by the inherent risks involved, demand for such loans, the supply of money available for lending purposes and the rates offered by its competitors on such loans. These factors are, in turn, affected by general economic conditions, the monetary policy of the federal government, including the FRB and governmental tax policies and budgetary matters.

Certain officers of the Bank have been authorized by the Board of Directors to approve loans up to specific designated amounts. The Bank's Loan Committee meets weekly and reviews any loans that exceed individual loan approval limits. As part of its monthly review, the Bank's full Board of Directors reviews the Loan Committee minutes.

A federal savings bank generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus (or approximately $16.8 million in the case of the Bank at December 31, 2008), although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities.

The Bank is also required to monitor its aggregate loans to corporate groups. These are loans that are made to individual entities that have a similar ownership group but are not considered to be a common enterprise. While the individual loans are secured by separate property and underwritten based on separate cash flows, the entities may all be owned or controlled by one individual or a group of individuals. The Bank is required by regulation to limit its aggregate loans to any corporate group to 50% of Tier 1 capital. At December 31, 2008, the Bank's Tier 1 capital was $101.3 million. The Bank's two largest corporate group relationships at December 31, 2008 equaled $22.7 million and $15.5 million, respectively. Both of these relationships are well below the group limit of $50.7 million and are performing in accordance with their terms.

COMMERCIAL LENDING

General

The Company's commercial lending portfolio includes commercial and industrial, commercial real estate (owner occupied, non-owner occupied and multifamily), and construction and land development loans. The business banking group is responsible for growing the Company's commercial loan portfolio by generating loans of $100,000 or more to small businesses. These commercial loans generally have variable interest rates indexed to the Bank's prime lending rate, the London Interbank Offered Rate (*LIBOR*) or the three- or five-year U.S. Treasury obligations.

Commercial and Industrial Loans

During 2008, the Bank accelerated its strategic focus to shift from commercial real estate to commercial and industrial lending by hiring eleven experienced business bankers. The Bank targets small- and medium-sized businesses for its commercial loans. These loans are generally secured by business assets including accounts receivable, inventory and equipment and typically include the personal guarantees of the principals of the business. On occasion, these loans will include additional real estate as collateral to enhance our security as well as the borrower's commitment to the loan. The Bank's commercial and industrial loans undergo an underwriting process similar to the other types of commercial lending the Bank offers; however, these loans tend to have different risks associated with them since repayment is generally based on the cash flows generated from the borrower's business cycle. As of December 31, 2008, the average outstanding balance of the Bank's commercial and industrial loans was approximately $157,000.

Commercial Real Estate

The Bank's commercial loan portfolio also includes loans secured by commercial real estate. As of December 31, 2007, the Bank segmented its commercial real estate portfolio into owner occupied, non-owner occupied and multifamily loans. The reclassification was completed to provide better disclosure of the types of commercial real estate loan concentrations held within the Bank's portfolio.

Commercial real estate loans generally have three to ten year terms with an amortization period of 25 years or less. The Bank offers fixed interest rate loans and variable rate loans with fixed interest rates for the initial three or five year period which then adjust at each three or five year interval to a designated index, such as the prime lending rate, LIBOR, or U.S. Treasury obligations, plus a stipulated margin for the remainder of the term. Commercial real estate loans generally have shorter terms to maturity and higher yields than the Bank's one-to-four family residential mortgage loans. Upon closing, the Bank usually receives fees between 0.25% and 1% of the principal loan balance. These loans may be subject to prepayment penalties. The Bank generally obtains personal guarantees for commercial real estate loans from any principal owning 20% or more of the business.

The Bank evaluates various aspects of commercial real estate loans in an effort to manage credit risk to an acceptable level. In underwriting these loans, consideration is given to the stability of the property's cash flow, future operating projections, management experience, current and projected occupancy, location and physical condition. In addition, the Bank generally performs sensitivity analysis on cash flows utilizing various occupancy and interest rate assumptions when underwriting the loans to determine how different scenarios may impact the borrowers' ability to repay the loans. The Bank has generally imposed a debt service coverage ratio (the ratio of net income before interest, depreciation and debt payments to debt service) of not less than 110% for commercial real estate loans. The loan-to-value ratios are generally less than 80%. The underwriting analysis includes a review of the financial condition of borrowers and guarantors as well as cash flows from global resources. An appraisal report is prepared by an independent appraiser commissioned by the Bank to determine property values based upon current market conditions. All appraisal reports and any necessary environmental site assessments are reviewed by the Bank before the loan closes.

Commercial real estate lending entails substantial risks because these loans often involve large loan balances to single borrowers and the payment experience on these loans is typically dependent on the successful operation of the project or business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. The Bank attempts to mitigate its risk exposure by considering properties with existing operating history that can be analyzed, requiring conservative debt coverage ratios and periodically monitoring the operation and physical condition of the collateral as well as the business occupying the property.

The Bank's commercial real estate owner occupied loans are generally a borrower purchased building where the borrower occupies at least 50% of the space with the primary source of repayment dependent on sources other than the underlying collateral. These types of loans are secured by properties housing the owner's business such as light industrial/warehouses, restaurants, single tenant office properties, gas stations and churches. At December 31, 2008, the average outstanding balance of the Bank's commercial real estate owner occupied loans approximated $549,000.

Commercial real estate non-owner occupied loans are generally loans collateralized by commercial income producing properties such as office buildings, retail shopping centers, mixed-use commercial buildings and properties used in the hospitality industry. The Bank generally obtains the personal guarantees of the borrower to help mitigate the risk associated with this type of lending. At December 31, 2008, the average outstanding balance of the Bank's commercial real estate non-owner occupied loans approximated $779,000.

Commercial real estate multifamily loans include loans to purchase or refinance residential rental properties with five or more units such as apartments, townhomes, nursing homes and mobile home parks. During 2008, the Bank hired an experienced relationship manager to focus solely on growing the multifamily loan portfolio. The Bank's emphasis will be to originate multifamily loans collateralized by properties with 24 units or less. At December 31, 2008, the average outstanding balance of the Bank's commercial real estate multifamily loans approximated $570,000.

Construction and Land Development Loans

The Bank provides construction loans for various commercial real estate and multifamily residential projects. The Bank also originates loans to developers for the purpose of developing the land (i.e., roads, sewer and water) for sale. Due to the higher degree of risk and the current lack of activity in the housing and land development markets, the Bank reduced its exposure to this type of lending during 2008 and expects this trend will continue in 2009 or until market trends reverse.

Construction and land development loans are secured by a mortgage on the property which is generally limited to the lesser of 75% of its appraised value or 75% of its cost and are typically made for a period of up to three years. The Bank requires monthly interest payments during the loan's term. The principal of the loan is reduced as lots are sold and the Bank's mortgage interest is partially released. In addition, the Bank generally obtains personal guarantees from the borrower's principals for construction and land development loans.

The Bank's loan underwriting and processing procedures require a property appraisal by an approved independent appraiser and each construction and development loan is reviewed by independent architects, engineers or other qualified third parties for verification of costs. Disbursements during the construction phase are based on regular on-site inspections and approved certifications. In the case of construction loans on commercial projects where the Bank provides the permanent financing, the Bank usually requires executed lease commitments on some portion of the property under construction from qualified tenants. In addition, the Bank primarily provides residential and commercial construction lending within its market area.

Construction and land development financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner occupied real estate. The Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development, the estimated cost (including interest) of construction, and the absorption rate of unit sales utilized in the original appraisal report. If the estimate of construction cost proves to be inaccurate, the Bank typically seeks to require the borrower to inject cash equity to cover any shortfall. The Bank may then need to advance funds beyond the amount originally committed to ensure completion of the development.

In evaluating any new originations of construction and development loans, the Bank generally considers evidence of the availability of permanent financing or a takeout commitment to the borrower, the reputation of the borrower and the contractor, the amount of the borrower's equity in the project, independent valuations and reviews of cost estimates, pre-construction sale or leasing information, and cash flow projections of the borrower. To reduce the inherent risks, the Bank may require performance bonds in the amount of the construction contract and generally obtains personal guarantees from the principals of the borrower.

As of December 31, 2007, the Bank reclassified certain construction and lot loans where the loan was related to the construction of a one-to-four family residence. These loans generally convert to permanent mortgage loans upon the completion of the project. As a result of the reclassification, these loans are included in the Bank's retail loan portfolio. At December 31, 2008, the average outstanding balance of the Bank's commercial construction and land development loans was approximately $854,000.

RETAIL LENDING

General

The Bank's retail lending program includes one-to-four family residential loans, home equity loans, HELOCs, one-to-four family residential construction and lot loans, auto loans and other consumer loans. At the beginning of 2008, the Bank shifted its strategic focus relating to the origination of retail loans from commissioned originators focused on loan originations to salaried senior personal bankers focused on relationship development. The Bank currently employs four senior personal bankers responsible for the origination of retail loans within the Bank's geographic footprint as well as the sale of other Bank products and services. Previously, the Bank's primary focus was originating and selling in the secondary market fixed-rate loans and retaining variable-rate retail products; however, the Bank currently retains all of the one-to-four family residential loans it originates.

One-to-Four Family Residential Loans

Substantially all of the Bank's one-to-four family residential mortgage loans consist of conventional loans. Conventional loans are neither insured by the Federal Housing Administration (*FHA*) nor partially guaranteed by the Department of Veterans Affairs (*VA*). The vast majority of the Bank's one-to-four family residential mortgage loans are secured by properties located in the Bank's market areas.

The Bank's one-to-four family residential loans generally do not exceed amounts limited to the maximum amounts contained in U.S. Government sponsored agency guidelines. In addition, the Bank's current maximum loan-to-value (*LTV*) ratio for these loans is generally 80% of the lesser of the secured property's sales price or appraised value. The Bank had offered loans with a maximum LTV of 95% while generally requiring private mortgage insurance on the portion of the principal amount that exceeded 80% of the appraised value. The Bank was not an active originator of sub-prime or "Alt-A" loans and has never originated option adjustable-rate mortgages or negative amortization loans.

The Bank's residential mortgage loans have either fixed interest rates or variable interest rates which adjust periodically during the term of the loan. Fixed-rate loans generally have maturities between 10 and 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan and interest by the maturity date. The Bank does not originate non-amortizing one-to-four family residential loans. Substantially all of the Bank's one-to-four family residential mortgage loans contain due-on-sale clauses, which permit the Bank to declare the unpaid balance to be due and payable upon the sale or transfer of any interest in the property securing the loan. The Bank enforces such due-on-sale clauses.

The Bank's fixed-rate loans are generally originated under terms, conditions and documentation which permit them to be sold in the secondary market if the Bank should elect to do so. At December 31, 2008, $104.7 million, or 51.4%, of the Bank's one-to-four family residential mortgage loans were fixed-rate loans.

The adjustable-rate one-to-four family residential mortgage (*ARM*) loans currently offered by the Bank have interest rates which are fixed for the initial three- or five-year period and then adjust annually to the corresponding constant maturity (*CMT*) plus a stipulated margin. The Bank's ARMs generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date and include a specified cap on the maximum interest rate increases over the life of the loan. This cap is generally 6% above the initial rate. The Bank's ARMs require that any payment adjustment resulting from a change in the interest rate of an adjustable-rate loan be sufficient to result in full amortization of the loan by the end of the loan term and do not permit any of the increased payment to be added to the principal amount of the loan, or so-called negative amortization. The Bank does not have any interest-only adjustable rate one-to-four family residential loans in its portfolio. At December 31, 2008, $99.1 million, or 48.6%, of the Bank's one-to-four family residential mortgage loans were adjustable-rate loans.

Home Equity Products

The majority of the Bank's home equity products are HELOCs which are structured as a variable-rate line of credit with terms up to 20 years including a 10 year repayment period. The Bank also offers home equity loans with a 10 year term which have a fixed-rate through maturity. The Bank's home equity products are secured by the underlying equity in the borrower's residence. These products currently require LTV ratios of 80% or less after taking into consideration any first mortgage loan if the borrower's first mortgage loan is also held with the Bank; if not, the LTV is limited to 70% or less. There is a higher level of risk associated with this type of lending since these products are typically secured by a second mortgage on the borrower's residence. The Bank looks to the borrower's credit score and a verification of the borrower's debt-to-income ratio as an indication of the applicant's ability to pay and a factor in establishing the interest rate on the loan or line of credit.

Retail Construction and Land Development

Beginning December 31, 2007, the Bank reclassified its construction and lot loans for one-to-four family residences out of commercial construction and land development. These loans are typically loans on single lots for the construction of the borrower's single family residences. Due to the current lack of activity in the housing and land development markets, the Bank has reduced its exposure to this type of lending during 2008.

Other Loans

The Bank's other retail loans consist primarily of consumer loans, loans secured by deposit accounts and auto loans. The Bank is not actively marketing these types of loans and offers them primarily as an accommodation to its existing relationship customers.

SECURITIES ACTIVITIES

The Company's investment policy, which has been established by the Board of Directors, is designed to prescribe authorized investments and outline the Company's practices for managing risks involved with investment securities. The investments of the Company are managed to balance the following objectives:

- preserving principal;
- providing liquidity for loan demand, deposit fluctuations and other balance sheet changes;
- insulating net interest income from the impact of changes in market interest rates;
- maximizing return on invested funds within acceptable risk guidelines; and
- meeting pledging and liquidity requirements.

The Company's investment policy permits investments in various types of securities including obligations of the U.S. Treasury, federal agencies, government sponsored enterprises (*GSEs*), investment grade corporate obligations (AA rated or better), trust preferred securities, other equity securities, commercial paper, certificates of deposit, and federal funds sold to financial institutions approved by the Board of Directors. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative instruments.

The Company evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in Financial Accounting Standards Board (*FASB*) Staff Position (*FSP*) 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. If management determines that an investment experienced an OTTI, the loss is recognized in the income statement as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income (loss) in stockholders' equity) and not recognized in income until the security is ultimately sold.

The Company from time to time may dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

SOURCE OF FUNDS

General

Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan principal repayments and borrowings. Loan repayments are historically a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. The Bank has used borrowings in the past, primarily Federal Home Loan Bank (*FHLB*) advances, to supplement its deposits as a source of funds.

Deposits

The Bank's deposit products include a broad selection of deposit instruments, including checking accounts, money market accounts, savings accounts and certificates of deposit. The Bank considers its checking, money market and savings accounts to be its core deposits. Deposit account terms may vary with principal differences including: (i) the minimum balance required; (ii) the time periods the funds must remain on deposit; and (iii) the interest rate paid on the account.

The Bank utilizes traditional marketing methods to attract new customers and deposits. The Bank does not advertise for deposits outside of its market area and does not use the services of deposit brokers. The Bank has developed public deposit products attractive to local municipalities. Due to the relatively large size of these balances and the cyclical nature of the municipalities' cash flows, the Bank's total deposits can fluctuate as a result of changes in these balances. At times, the Bank has implemented initiatives to attract core deposits in all of its markets by offering various limited-time promotions for new deposit accounts. As the need for funds warrant, the Bank may continue to use deposit promotions in new and existing markets to build its customer base.

Borrowed Money

Although deposits are the Bank's primary source of funds, the Bank's policy has been to utilize borrowings, such as advances from the FHLB. The advances from the FHLB – Indianapolis (*FHLB–IN*) are secured by capital stock of the FHLB–IN owned by the Bank, a blanket pledge of certain of the Bank's mortgage loans, and FHLB–IN time deposits. These advances are made in accordance with several different credit programs, each of which has its own interest rate and range of maturities. The Bank also utilizes short-term Federal Funds purchased as a source of funds when necessary. The Bank began offering sales of securities under agreements to repurchase (*Repo Sweeps*). These Repo Sweeps are treated as financings, and the obligations to repurchase securities sold are reflected as borrowed money in the Company's consolidated statements of condition.

SUBSIDIARIES

During 2008, the Bank had one active, wholly-owned subsidiary, CFS Holdings, Ltd. (*CFS Holdings*). This subsidiary was approved by the OTS in January 2001 and began operations in June 2001. CFS Holdings is located in Hamilton, Bermuda. It was funded with approximately $140.0 million of the Bank's investment securities and performs a significant amount of the Bank's securities investing activities. Certain of these activities are performed by a resident agent in Hamilton in accordance with the operating procedures and investment policy established by the Bank for CFS Holdings. Revenues of CFS Holdings were $4.5 million for the year ended December 31, 2008 compared to $4.1 million and $3.3 million for the years ended December 31, 2007 and 2006, respectively. Operating expenses of this subsidiary were $63,000 for the years ended December 31, 2008 and 2007 and $61,000 for the year ended December 31, 2006.

REGULATION AND SUPERVISION OF THE COMPANY AND THE BANK

The Company and the Bank are extensively regulated under the federal banking laws. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the OTS, the FRB and the Federal Deposit Insurance Corporation (*FDIC*).

Regulation of Savings and Loan Holding Companies

The Company is a registered savings and loan holding company and is subject to primary federal supervision and examination by the OTS. The Home Owners' Loan Act (*HOLA*), as amended, and OTS regulations generally prohibit any activities that would constitute a serious risk to the safety and soundness of the Bank. Further, the HOLA and the OTS prohibit a savings and loan holding company, without prior OTS approval, from acquiring, directly or indirectly, the ownership or control of any other savings association or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares thereof. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.

Holding Company Activities

As a savings and loan holding company, the activities in which the Company may engage are determined by the OTS. Depending upon the factors described below, some holding companies may operate without significant limitations on their activities, while others are subject to significant activities restriction. The restrictions which apply will depend upon whether (i) the holding company is a unitary or multiple savings and loan holding company; (ii) the holding company came into existence or filed an application to become a savings and loan holding company prior to May 4, 1999; and (iii) whether the subsidiary thrift has Qualified Thrift Lender (*QTL*) status. The Company currently operates as a unitary savings and loan holding company and has been in existence prior to May 4, 1999. The Bank currently has QTL status. Accordingly, the Company does not currently have significant limitations on its activities. If the Company ceases to be a unitary savings and loan holding company, the activities of the Company and its non-savings association subsidiaries would thereafter be subject to substantial restrictions.

The HOLA requires every savings association subsidiary of a savings and loan holding company to give the OTS at least 30 days advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock, or else such dividend will be invalid.

Regulation of Federal Savings Banks

As a federally insured savings bank, lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is regularly examined by the OTS and must file periodic reports concerning its activities and financial condition.

Although the OTS is the Bank's primary regulator, the FDIC has backup enforcement authority over the Bank and may conduct special examinations of the Bank. The Bank's eligible deposit accounts are insured by the FDIC up to applicable limits.

Affiliate Restrictions

Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act, the implementing regulations contained in Regulation W and additional regulations adopted by the OTS. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

In general, these restrictions limit the amount of the transactions between a savings association and its affiliates, as well as the aggregate amount of transactions between a savings association and all of its affiliates, impose collateral requirements in some cases and require transactions with affiliates to be on the same terms comparable to those with unaffiliated entities.

Financial Modernization

Under the Gramm-Leach-Bliley Act enacted into law on November 12, 1999, no company may acquire control of a savings and loan holding company after May 4, 1999 unless the company is engaged only in activities traditionally permitted for a multiple savings and loan holding company or newly permitted for a financial holding company under Section 4(k) of the Bank Holding Company Act. Existing savings and loan holding companies, such as the Company, and those formed pursuant to an application filed with the OTS before May 4, 1999, may engage in any activity including non-financial or commercial activities provided such companies control only one savings and loan association that meets the Qualified Thrift Lender test. Corporate reorganizations are permitted, but the transfer of grandfathered unitary holding company status through acquisition is not permitted.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (*S-OX Act*) implemented legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which enforces auditing, quality control and independence standards and is funded by fees from all publicly traded companies, the bill restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client require pre-approval by the company's audit committee members. In addition, the audit partners must be rotated. The bill requires the principal chief executive officer and the principal chief financial officer to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the S-OX Act, counsel is required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

The S-OX Act provides for disgorgement of bonuses issued to top executives prior to restatement of a company's financial statements if such restatement was due to corporate misconduct. Executives are also prohibited from insider trading during retirement plan "blackout" periods, and loans to company executives are restricted. The legislation accelerated the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company's securities within two business days of the change.

The S-OX Act also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's registered public accounting firm (*RPAF*). Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a "financial expert" as defined by the SEC and if not, why not. As required by the S-OX Act, the SEC has prescribed rules requiring inclusion of an internal control report and assessment by management in the annual report to shareholders. The RPAF that issues the audit report must attest to and report on the effectiveness of the company's internal controls. See "Item 9A. Controls and Procedures" of this Annual Report on Form 10-K.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises in the United States

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (*EESA*) was signed into law, giving the United States Department of the Treasury (*Treasury Department*) broad authority to implement certain actions to help restore confidence, stability and liquidity to U.S. financial markets and to encourage financial institutions to increase their lending to customers and to each other. The EESA authorized the Treasury Department to purchase from financial institutions and their holding companies up to $700.0 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (*TARP*). The Treasury Department has allocated $250.0 billion to the Voluntary Capital Purchase Program under the TARP (*CPP*). The TARP also includes direct purchases or guarantees of troubled assets of financial institutions by the U.S. government.

Under the CPP, the Treasury Department will purchase debt or equity securities from participating financial institutions in an amount equal to not less than 1% of the participating financial institution's risk-weighted assets and not more than the lesser of (i) $25.0 billion or (ii) 3% of the participating financial institution's risk-weighted assets. In connection therewith, each participating financial institution will be required to issue to the Treasury Department a warrant to purchase a number of shares of common stock having a market price equal to 15% of the senior preferred stock on the date of the Treasury Department's investment. During such time as the Treasury Department holds securities issued under the Voluntary Capital Purchase Program, the participating financial institutions will be required to comply with the Treasury Department's standards for executive compensation and will have limited ability to increase the amounts of dividends paid on, or to repurchase, their common stock. The Company's Board of Directors decided not to participate in the CPP.

The EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination under the FDIC Improvement Act of 1991, on October 14, 2008, the FDIC established the Temporary Liquidity Guarantee Program (*TLGP*). The TLGP includes the Transaction Account Guarantee Program (*TAGP*), which provides unlimited deposit insurance coverage through December 31, 2009 for non-interest bearing transaction accounts (typically business checking accounts) and certain funds swept into non-interest bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program (*DGP*), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their total liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. The Company has elected to participate in both the TAGP and the DGP.

Regulatory Capital Requirements

OTS capital regulations require savings banks to satisfy three minimum capital standards: (i) a risk-based capital requirement; (ii) a leverage requirement; and (iii) a tangible capital requirement. Savings banks must meet each of these standards in order to be deemed in compliance with OTS capital requirements. In addition, the OTS may require a savings association to maintain capital above the minimum capital levels.

Under the risk-based capital requirements, the Bank must have total capital (core capital plus supplementary capital) equal to 8% of risk-weighted assets (which includes the credit risk equivalents of certain off-balance sheet items). For this purpose of the risk-based requirement, supplementary capital may not exceed 100% of core capital. Under the leverage requirement, the Bank is required to maintain core capital equal to the minimum of 4% of adjusted total assets (3% if the Bank has received the highest composite rating under the Uniform Financial Institutions Ratings System). Under the tangible capital requirement, the Bank is required to maintain tangible capital in an amount at least equal to 1.5% of its adjusted total assets.

These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above these minimums. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others: (i) a savings association has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, certain risks arising from nontraditional activities, and similar risks of a high proportion of off-balance sheet risk; (ii) a savings association is growing, either internally or through acquisitions, at such a rate that supervisory problems are presented and are not managed adequately under OTS regulations; or (iii) a savings association may be adversely affected by the activities or condition of its holding company, affiliates, subsidiaries or other persons or savings associations with which it has significant business relationships. The Bank is not subject to any such individual minimum regulatory capital requirement.

The Bank's tangible and core capital ratios were 9.07%, and its total risk-based capital ratio was 13.21% at December 31, 2008. At such date, the Bank met the capital requirements of a "well-capitalized" institution under applicable OTS regulations. For further discussion related to the Bank's capital ratios see "Note 12. Stockholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Consequences of Failure to Comply with Regulatory Capital Requirements

Any savings bank not in compliance with all of the capital requirements is required to submit a capital plan that addresses the bank's need for additional capital and meets certain additional requirements. While the capital plan is being reviewed by the OTS, the savings bank must certify, among other things, that it will not, without the approval of its appropriate OTS Regional Director, grow beyond net interest credited or make capital distributions. If a savings bank's capital plan is not approved, the bank will become subject to additional growth and other restrictions. In addition, the OTS, through a capital directive or otherwise, may restrict the ability of a savings bank not in compliance with the capital requirements to pay dividends and compensation, and may require such a bank to take one or more of certain corrective actions, including, without limitation: (i) increasing its capital to specified levels; (ii) reducing the rate of interest that may be paid on savings accounts; (iii) limiting receipt of deposits to those made to existing accounts; (iv) ceasing issuance of new accounts of any or all classes or categories except in exchange for existing accounts; (v) ceasing or limiting the purchase of loans or the making of other specified investments; and (vi) limiting operational expenditures to specified levels. Noncompliance with the standards established by the OTS or other regulators may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil monetary penalty assessments.

The HOLA permits savings banks not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. If an exemption is granted by the OTS, the savings bank still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

Prompt Corrective Action

The prompt corrective action regulation of the OTS, promulgated under the Federal Deposit Insurance Corporation Improvement Act of 1991, requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings bank that falls within certain undercapitalized capital categories specified in the regulation. The regulation establishes five categories of capital classification: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the regulation, the ratio of total capital to risk-weighted assets, core capital to risk-weighted assets and the leverage ratio are used to determine an institution's capital classification. At December 31, 2008, the Bank met the capital requirements of a "well-capitalized" institution under applicable OTS regulations. For further discussion related to the Bank's capital ratios see "Note 12. Stockholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Capital Distribution Regulation

OTS regulations impose limitations upon all capital distributions by a savings institution if the institution would not be "well-capitalized" after the distributions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the institution's own stock, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations provide that an institution must submit an application to the OTS to receive approval of the capital distributions if the institution: (i) is not eligible for expedited treatment; (ii) proposes capital distributions for the applicable calendar year that exceed in the aggregate its net income for that year to date plus its retained income for the preceding two years; (iii) would not be at least adequately capitalized following the distribution; or (iv) would violate a prohibition contained in a statute, regulation or agreement between the institution and the OTS by performing the capital distribution. Under any other circumstances, the institution would be required to provide a written notice to the OTS prior to the capital distribution. Based on its retained income for the preceding two years, the Bank is currently restricted from making any capital distributions without prior written approval from the OTS. During 2008, the Bank paid dividends to the Company in the amount of $7.8 million based on prior approval from the OTS.

Qualified Thrift Lender Test

Like all OTS-regulated institutions, the Bank is required to meet a Qualified Thrift Lender (*QTL*) test or the Internal Revenue Service (*IRS*) tax code Domestic Building and Loan Association (*DBLA*) test to avoid certain restrictions on its operations, including restrictions on its ability to branch interstate and the Company's mandatory registration as a savings and loan holding company under the HOLA. A savings association satisfies the QTL test if the savings association's qualified thrift investments continue to equal or exceed 65% of the savings association's portfolio assets on a monthly average basis in nine out of every twelve months. To be a QTL under the DBLA test, a savings association must meet a "business operations test" and a "60 percent of assets test." The business operations test requires the business of a DBLA to consist primarily of acquiring the savings of the public and investing in loans. An institution meets the public savings requirement when it meets one of two conditions: (i) the institution acquires its savings in conformity with OTS rules and regulations and (ii) the general public holds more than 75% of its deposits, withdrawable shares, and other obligations. An institution meets the investing in loans requirement when more than 75% of its gross income consists of interest on loans and government obligations, and various other specified types of operating income that financial institutions ordinarily earn. The 60% of assets test requires that at least 60% of a DBLA's assets must consist of assets that savings associations normally hold, except for consumer loans that are not educational loans. The Bank met the requirements of the QTL test by maintaining 70% of its assets at December 31, 2008 in the above mentioned specified asset base.

A savings association which fails to meet either test must either convert to a bank or be subject to the following penalties: (i) it may not enter into any new activity except for those permissible for both a national bank and for a savings association; (ii) its branching activities shall be limited to those of a national bank; and (iii) it shall be bound by regulations applicable to national banks respecting payment of dividends. Within three years of failing the QTL test or DBLA test, the association must dispose of any investment or activity not permissible for both a national bank and a savings association. If such a savings association is controlled by a savings and loan holding company, then such holding company must, within a prescribed time period, become registered as a bank holding company and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

Regulation by the FDIC and Deposit Insurance Premiums

The Bank is a member of the Deposit Insurance Fund (*DIF*), which is administered by the FDIC. The deposits of the Bank are insured to the maximum extent permitted by the FDIC and the insurance is backed by the full faith and credit of the U.S. Government. Pursuant to the EESA, the maximum deposit insurance amount has been increased from $100,000 to $250,000 until December 31, 2009. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the DIF. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the OTS an opportunity to take such action.

The FDIC maintains the DIF by assessing depository institutions an insurance premium. The FDIC annually sets the reserve level of the DIF within a statutory range between 1.15% and 1.50% of insured deposits. The FDIC set the reserve level at 1.25% for 2008 and it will remain at that level for 2009. If the reserve level of the insurance fund falls below 1.15%, or is expected to do so within six months, the FDIC must adopt a restoration plan that will restore the DIF to a 1.15% ratio generally within five years. If the reserve level exceeds 1.35%, the FDIC may return some of the excess in the form of dividends to insured institutions. Bank and thrift failures during 2008 caused an increase in the level of DIF loss provisions which resulted in a decline in the reserve ratio. At June 30, 2008, the reserve ratio was 1.01%. Because the reserve ratio has fallen below 1.15% and is expected to remain below 1.15%, the FDIC is required to establish and implement a restoration plan to restore the reserve ratio to 1.15% no later than five years after establishment of the plan.

The FDIC's current regulations for risk-based deposit insurance assessments establish four Risk Categories. Risk Category I, for well-capitalized institutions that are financially sound with only a few minor weaknesses, includes approximately 95% of FDIC-insured institutions. Risk Categories II, III, and IV consist of institutions that present progressively greater risks to the DIF. Risk Category I institutions pay quarterly assessments for deposit insurance at annual rates of five to seven basis points for every $100 of deposit accounts. The rates for Risk Categories II, III, and IV are seven, 28, and 43 basis points, respectively.

On October 7, 2008, the FDIC proposed a Restoration Plan for the DIF which would increase assessment rates uniformly by seven basis points effective January 1, 2009 for the first quarter 2009 assessment period. The FDIC also proposed within the Restoration Plan to alter the way in which the FDIC's risk-based assessment system differentiates for risk and sets new deposit insurance assessment rates. On February 27, 2009, the FDIC proposed an emergency special assessment on all insured institutions based upon the institutions' outstanding deposits at June 30, 2009 to restore the DIF to an acceptable level. This proposed assessment would be payable on September 30, 2009 and would be in addition to the proposed Restoration Plan. The special assessment is intended to help the DIF remain above zero. At December 31, 2008, the reserve ratio was 0.40%.

The proposed rates under the Restoration Plan effective April 1, 2009 include adjustments to an initial base assessment rate of 12-16 basis points for specific levels of unsecured debt, secured liabilities and brokered deposit totals which could adjust the base assessment rate to 7-22 basis points for Risk Category I of FDIC-insured institutions. Risk Categories II, III, and IV consist of institutions that present progressively greater risks to the DIF. The initial base rates for Risk Categories II, III, and IV are proposed to be 22, 32, and 45 basis points, respectively, which could then be adjusted to a total base assessment rate of 17-44, 27-58, and 40-77.5 basis points, respectively.

An institution (or its successor) insured by the FDIC on December 31, 1996 which had previously paid high premiums in the past to bolster the FDIC's insurance reserves were assigned assessment credits to initially offset all of their premiums in 2007 and a portion of their 2008 premiums. The Bank was assigned a $1.2 million credit to be applied to future insurance premiums and utilized $564,000 and $470,000, respectively, of the credit towards the payment of its 2008 and 2007 insurance premiums.

In addition to the FDIC insurance premium, the Bank is required to pay a semi-annual Financing Corporation (*FICO*) assessment in order to share in the payment of interest due on bonds used to provide liquidity to the savings and loan industry in the 1980s. During 2008, the Bank's FICO assessment totaled $98,000, or 1.12 basis points of its insured deposits for the year ended December 31, 2008.

Termination of Deposit Insurance

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. There are no pending proceedings to terminate the deposit insurance of the Bank.

Community Reinvestment Act and the Fair Lending Laws

Savings institutions have a responsibility under the Community Reinvestment Act (*CRA*) and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, *Fair Lending Laws*) prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of CRA could, at a minimum, result in regulatory restrictions on its activities. Failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice. The Bank received a satisfactory rating during its latest CRA examination in 2008.

Safety and Soundness Guidelines

The OTS and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions.

Change of Control

Subject to certain limited exceptions, no company can acquire control of a savings association without the prior approval of the OTS, and no individual may acquire control of a savings association if the OTS objects. Any company that acquires control of a savings association becomes a savings and loan holding company subject to extensive registration, examination and regulation by the OTS. Conclusive control exists, among other ways, when an acquiring party acquires more than 25% of any class of voting stock of a savings association or savings and loan holding company, or controls in any manner the election of a majority of the directors of the company. In addition, a rebuttable presumption of control exists if, among other things, a person acquires more than 10% of any class of a savings association's or savings and loan holding company's voting stock (or 25% of any class of stock) and, in either case, any of certain additional control factors exist.

Companies subject to the Bank Holding Company Act of 1956, as amended (*BCHA*), that acquire or own savings associations are no longer defined as savings and loan holding companies under the HOLA and, therefore, are not generally subject to supervision and regulation by the OTS. OTS approval is not required for a bank holding company to acquire control of a savings association, although the OTS has a consultative role with the FRB in examination, enforcement and acquisition matters. Holding companies that control both a bank and a savings association, however, are subject to registration, examination and regulation under both BCHA and FRB regulations.

Consumer Lending Laws

The Bank is subject to many federal consumer protection statutes and regulations including the Equal Credit Opportunity Act, the Fair Housing Act, the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act. Among other things, these acts:

- require lenders to disclose credit terms in meaningful and consistent ways;
- prohibit discrimination against an applicant in any consumer or business credit transaction;
- prohibit discrimination in housing-related lending activities;
- require certain lenders to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;
- require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;
- prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions; and
- prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations.

Federal Fair Lending Laws

The Fair Lending Laws prohibit discriminatory lending practices. The Equal Credit Opportunity Act prohibits discrimination against an applicant in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs or good faith exercise of any rights under the Consumer Credit Protection Act. Under the Fair Housing Act, it is unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. Among other things, these laws prohibit a lender from denying or discouraging credit on a discriminatory basis, making excessively low appraisals of property based on racial considerations, or charging excessive rates or imposing more stringent loan terms or conditions on a discriminatory basis. In addition to private actions by aggrieved borrowers or applicants for actual and punitive damages, the U.S. Department of Justice and other regulatory agencies can take enforcement action seeking injunctive and other equitable relief for alleged violations.

Fair Credit Reporting Act

In connection with the passage of substantial new provisions of the Fair and Accurate Credit Transactions (*FACT*) Act, the Bank's financial regulator has issued final rules and guidelines, effective November 1, 2008, requiring the Bank to adopt and implement a written identity theft prevention program, paying particular attention to 26 identified "red flag" events. The program must also assess the validity of address change requests for card issuers and for users of consumer reports to verify the subject of a consumer report in the event of notice of an address discrepancy. The new rule also prohibits the Bank from using certain information it may acquire from an affiliate to solicit the consumer for marketing purposes unless the consumer has been given notice and an opportunity to opt out of such solicitation for a period of five years.

The FACT Act also outlines appropriate uses of consumer reports and places requirements on the Bank as a user of consumer reports, and gives consumers the ability to challenge the completeness or accuracy of information contained in their consumer report by contacting the consumer reporting agency.

Home Mortgage Disclosure Act

The federal Home Mortgage Disclosure Act (*HMDA*) grew out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. The HMDA requires institutions to report data regarding applications for loans for the purchase or improvement of one-to-four family and multifamily dwellings, as well as information concerning originations and purchases of such loans. The reporting requirements under Regulation C which implements HMDA have been amended effective October 1, 2009, with mandatory compliance beginning January 1, 2010. These changes are consistent with amendments to Regulation Z which implements the Truth in Lending Act. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices.

The appropriate federal banking agency, or in some cases the Department of Housing and Urban Development, enforces compliance with HMDA and implements its regulations. Administrative sanctions, including civil money penalties, may be imposed by supervisory agencies for violations of this act.

Real Estate Settlement Procedures Act

The federal Real Estate Settlement Procedures Act (*RESPA*) requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. RESPA also prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts. Violations of RESPA may result in civil liability or administrative sanctions. Regulation X which implements RESPA has been completely amended to simplify and improve the disclosure requirements for mortgage settlement costs and to make the mortgage process easier to understand for consumers and to encourage consumers to compare mortgage loans from various lenders before making a decision on a particular loan. Most of the required disclosures have been revised, and new disclosures, procedures and restrictions have been added. The implementation date of the majority of the amendments has been delayed until January 1, 2010.

Truth in Lending Act

The federal Truth in Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As result of the act, all creditors must use the same credit terminology and expressions of rates, and disclose key terms for each proposed loan.

Violations of the Truth in Lending Act may result in regulatory sanctions and in the imposition of both civil and, in the case of willful violations, criminal penalties. Consumers may also seek actual and punitive damages for violations of the Truth in Lending Act. Regulation Z which implements the Truth in Lending Act has been amended to greatly expand the consumer protections contained therein. These amendments will impact virtually all aspects of the current regulation, as well as create new requirements and restrictions. The majority of these amendments are effective October 1, 2009.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank system, which consists of 12 regional Federal Home Loan Banks (*FHLB*). The FHLB system provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB–IN, is required to acquire and hold shares of capital stock in this FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from this FHLB, whichever is greater. At December 31, 2008, the Bank had advances from FHLB–IN with aggregate outstanding principal balances of $144.8 million, and the Bank's investment in FHLB–IN stock of $23.9 million was $15.1 million in excess of its minimum requirement. FHLB advances must be secured by specified types of collateral and are available to member institutions primarily for the purpose of providing funds for residential housing finance.

Regulatory directives, capital requirements and net income of the FHLBs affect their ability to pay dividends to their members. In addition, FHLBs are required to provide funds to cover certain obligations and to fund the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. The FHLB–IN notified its member banks in February 2009 that it declared a dividend for the fourth quarter of 2008. According to the FHLB-IN, the dividend declared was 75 basis points lower than the rate paid in the previous quarter and was prudent given the challenging economic environment. The FHLB–IN noted that dividends are ordinarily declared on the 10th business day after the end of the quarter, however, the time period was extended to allow for a more detailed review of the FHLB-IN's private-label mortgage-backed securities for potential other-than-temporary impairments. The FHLB-IN determined that none of these securities were other-than-temporarily impaired at December 31, 2008.

ITEM 1A. RISK FACTORS

Investments in CFS Bancorp, Inc. common stock involve risk. The following discussion highlights risks management believes are material for our Company, but does not necessarily include all risks that we may face.

The continuation of adverse market conditions in the U.S. economy and the markets in which we operate could adversely impact us.

A continued deterioration of overall market conditions, a continued economic downturn or prolonged economic stagnation in our markets or adverse changes in laws and regulations that impact the banking industry may have a negative impact on our business. If the strength of the U.S. economy in general and the strength of the economy in areas where we lend (or previously provided real estate financing) continue to decline, this could result in, among other things, a further deterioration in credit quality or a continued reduced demand for credit, including a resultant adverse effect on our loan portfolio and provision for losses on loans. Negative conditions in the real estate markets where we operate could adversely affect our borrowers' ability to repay their loans and the value of the underlying collateral. Real estate values are affected by various factors, including general economic conditions, governmental rules or policies and natural disasters. These factors may adversely impact our borrowers' ability to make required payments, which in turn, may negatively impact our financial results.

The requirement to record certain assets and liabilities at fair value may adversely affect our financial results.

We report certain assets, including investment securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we carry these assets on our books at their estimated fair value, we may incur losses even if the asset in question presents minimal credit risk. Given the continued disruption in the capital markets, we may be required to recognize other-than-temporary impairments in future periods with respect to investment securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of our investment securities and our estimation of the anticipated recovery period.

Our ability to pay dividends is subject to regulatory limitations and may be restricted.

Although we have been paying quarterly dividends regularly since 1998, our ability to pay dividends to shareholders depends to a large extent upon the dividends we receive from the Bank. Dividends paid by the Bank are subject to restrictions under various federal and state banking laws. Currently, the Bank must submit an application to the OTS and receive OTS approval prior to paying any dividends to us. In addition, the Bank must maintain certain capital levels, which may restrict the ability of the Bank to pay dividends to us. The Bank's regulators have the authority to prohibit the Bank or us from engaging in unsafe or unsound practices in conducting our business. As a consequence, bank regulators could deem the payment of dividends by the Bank to be an unsafe or unsound practice, depending on the Bank's financial condition or otherwise, and prohibit such payments. If the Bank were unable to pay dividends to us, the Board of Directors might cease paying or reduce the rate or frequency at which we pay dividends to shareholders. For further discussion related to these regulations see "Regulation" within "Item 1. Business" and also "Note 12. Stockholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Recent developments affecting the financial markets presently have an unknown effect on our business.

In response to the financial crisis affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (*EESA*) was signed into law, giving the United States Department of the Treasury (*Treasury Department*) broad authority to implement certain actions to help restore confidence, stability and liquidity to U.S. financial markets and to encourage financial institutions to increase their lending to customers and to each other. The EESA authorized the Treasury Department to purchase from financial institutions and their holding companies up to $700.0 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (*TARP*). The Treasury Department has allocated $250.0 billion to the Voluntary Capital Purchase Program under the TARP (*CPP*). The TARP also includes direct purchases or guarantees of troubled assets of financial institutions by the U.S. government.

Under the CPP, the Treasury Department will purchase debt or equity securities from participating financial institutions in an amount equal to or not less than 1% of the participating financial institution's risk-weighted assets and not more than the lesser of (i) $25.0 billion or (ii) 3% of the participating financial institution's risk-weighted assets. In connection therewith, each participating financial institution will be required to issue to the Treasury Department a warrant to purchase a number of shares of common stock having a market price equal to 15% of the senior preferred stock on the date of the Treasury Department's investment. During such time as the Treasury Department holds securities issued under the Voluntary Capital Purchase Program, the participating financial institutions will be required to comply with the Treasury Department's standards for executive compensation and will have limited ability to increase the amounts of dividends paid on, or to repurchase, their common stock.

Following a systemic risk determination under the FDIC Improvement Act of 1991, on October 14, 2008, the FDIC established the Temporary Liquidity Guarantee Program (*TLGP*). The TLGP includes the Transaction Account Guarantee Program (*TAGP*), which provides unlimited deposit insurance coverage through December 31, 2009 for non-interest bearing transaction accounts (typically business checking accounts) and certain funds swept into non-interest bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program (*DGP*), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their total liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008.

While we have chosen to not participate in the CPP, we have decided to participate in the TAGP and the DGP. It is not clear what impact the EESA and its attendant programs, and other liquidity, funding and economic stimulus initiatives of the federal government that may be initiated in the future, will have on the financial markets or on the U.S. banking and financial services industries and the broader U.S. and global economies. These new laws, regulations, and changes will increase our FDIC insurance premiums and may also increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. They may significantly affect the markets in which we do business, the markets for and value of our investments, and our ongoing operations, costs, and profitability.

We are subject to extensive government regulation and supervision which could adversely affect our operations.

We are subject to extensive federal and state regulations and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole; not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with applicable laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. For further discussion related to these regulations see "Regulation" within "Item 1. Business" and also "Note 12. Stockholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by our regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support the growth of our business or to finance acquisitions, if any, or we may elect to raise additional capital for other reasons. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Should we elect or be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or securities convertible into our common stock, which could dilute your ownership interest in the Company. Although we remain "well-capitalized" at December 31, 2008 and have not had a deterioration in our liquidity, the future cost and availability of capital may be adversely affected by illiquid credit markets, economic conditions and a number of other factors, many of which are outside of our control. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed or on terms acceptable to us, it may have a material adverse effect on our financial condition and results of operations.

The trading volume in our common stock is less than that of larger public companies which can contribute to volatility in our stock price.

The trading history of our common stock has been characterized by relatively low trading volume. The value of a shareholder's investment may be subject to sudden decreases due to the volatility of the price of our common stock which trades on the NASDAQ National Market.

The market price of our common stock may be volatile and subject to fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

- actual or anticipated fluctuation in our operating results;
- changes in interest rates;
- changes in the legal or regulatory environment in which we operate;
- press releases, announcements or publicity relating to us, our competitors, or to trends in our industry;
- changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;
- the number of short positions in our stock;
- future sales of our common stock;
- changes in economic conditions in our market, general conditions in the U.S. economy, financial markets or the banking industry; and
- other developments affecting us or our competitors.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent a shareholder from selling common stock at or above the current market price.

Our operations are subject to interest rate risk and variations in interest rates may negatively affect financial performance.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed money. Changes in the general level of interest rates may have an adverse effect on our business, financial condition and results of operations. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, influence the amount of interest income that we receive on loans and securities and the amount of interest that we pay on deposits and borrowings. Changes in monetary policy and interest rates also can adversely affect:

- our ability to originate loans and obtain deposits;
- the fair value of our financial assets and liabilities; and
- the average duration of our securities portfolio.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

We measure interest rate risk under various rate scenarios using specific criteria and assumptions. A summary of this process, along with the results of our net interest income simulations is presented within "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K.

Current and further deterioration in the housing market could cause further increases in delinquencies and non-performing assets, including loan charge-offs, and depress our income and growth.

The volume of our one-to-four family residential mortgages and home equity lines of credit (*HELOCs*) may decrease during economic downturns as a result of, among other things, a decrease in real estate values, an increase in unemployment, a slowdown in housing price appreciation or increases in interest rates. These factors could reduce our earnings and consequently our financial condition because:

- borrowers may not be able to repay their loans;
- collateral values securing our loans to borrowers may decline further;
- loan portfolio quality may decline further; and
- customers may not want or need our products and services.

Any of these scenarios could cause an increase in delinquencies and non-performing assets, require us to charge-off a higher percentage of our loans, increase substantially our provision for losses on loans, or make fewer loans, which would reduce income.

We are subject to lending risk and could suffer losses in our loan portfolio despite our underwriting practices.

There are inherent risks associated with our lending activities. There are risks inherent in making any loan, including those related .to dealing with individual borrowers, nonpayment, uncertainties as to the future value of collateral and changes in economic and industry conditions. We attempt to closely manage our credit risk through prudent loan underwriting and application approval procedures, careful monitoring of concentrations of our loans within specific industries and periodic independent reviews of outstanding loans by third party loan review specialists. We cannot assure that such approval and monitoring procedures will reduce these credit risks to acceptable tolerance levels.

Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay their outstanding loans. In the past, we have focused on providing ARMs to decrease the risk related to changes in the interest rate environment; however, these types of loans also involve other risks. As interest rates rise, the borrowers' payments on an ARM also increase to the extent permitted by the loan terms thereby increasing the potential for default. Also, when interest rates decline substantially, borrowers tend to refinance into fixed-rate loans.

As of December 31, 2008, approximately 65% of our loan portfolio consisted of commercial and industrial, commercial real estate (owner occupied, non-owner occupied and multifamily) and commercial construction and land development loans. These types of loans involve increased risks because the borrower's ability to repay the loan typically depends on the successful operation of the business or the property securing the loan. Additionally, these loans are made to small- or middle-market business customers who may be more vulnerable to economic conditions and who may not have experienced a complete business or economic cycle. These types of loans are also typically larger than one-to-four family residential mortgage loans or consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, commercial real estate (owner occupied, non-owner occupied and multifamily) and commercial construction and land development loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans would result in a reduction in interest income recognized on loans and also could require us to increase the provision for losses on loans and increase loan charge-offs, all of which would reduce our net income. All of these could have a material adverse effect on our financial condition and results of operations. See further discussion on our commercial loan portfolio in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Our allowance for losses on loans may be insufficient to cover actual losses on loans.

We maintain an allowance for losses on loans at a level we believe adequate to absorb credit losses inherent in the loan portfolio. The allowance for losses on loans is a reserve established through a provision for losses on loans charged to expense that represents our estimate of probable incurred losses within the loan portfolio at each statement of condition date and is based on the review of available and relevant information. The level of the allowance for losses on loans reflects our consideration of historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans and other classified loans; concentrations of credit within the commercial loan portfolio; volume and type of lending; and current and anticipated economic conditions. The determination of the appropriate level of the allowance for losses on loans inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for losses on loans. In addition, bank regulatory agencies periodically review our allowance for losses on loans and may require an increase in the provision for losses on loans or the recognition of further loan charge-offs, based on judgments different from ours. Also, if charge-offs in future periods exceed the allowance for losses on loans, we will need additional provisions to increase our allowance for losses on loans. Any increases in the allowance for losses on loans will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations. For further discussion related to our process for determining the appropriate level of the allowance for losses on loans see "Critical Accounting Policies" and "Allowance for Losses on Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

We operate in a highly competitive industry and market area with other financial institutions offering products and services similar to those we offer.

We compete with savings associations, national banks, regional banks and other community banks in making loans, attracting deposits and recruiting and retaining talented employees. We also compete with securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions and other non-bank financial service providers. Many of these competitors are not subject to the same regulatory restrictions we are subject to and therefore are able to provide customers with a feasible alternative to traditional banking services.

The competition in our market for making commercial and industrial loans has resulted in more competitive pricing and credit structure as well as intense competition for skilled commercial lending officers. These trends could have a material adverse effect on our ability to grow and remain profitable. An inability to recruit and retain skilled business banking officers poses a significant barrier to retaining and growing our customer base.

The competition in our market for attracting deposits also has resulted in more competitive pricing. To successfully compete in our market area, we have at times offered higher deposit rates within the same market area. Increasing rates paid on deposits in response to competitive pressure could decrease our net interest margin.

While management believes it can and does successfully compete with other financial institutions in our market, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

We may experience difficulties in managing our growth, and our growth strategy involves risks that may negatively impact our net income.

We may expand into additional communities or attempt to strengthen our position in our current market and in surrounding areas by opening new branches and acquiring existing branches of other financial institutions. To the extent that we undertake additional branch openings and acquisitions, we are likely to continue to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of management's time and attention from other aspects of our business and the general disruption to our business.

We may be subject to examinations by taxing authorities which could adversely affect our results of operations.

In the normal course of business, we may be subject to examinations from federal and state taxing authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we are engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have an adverse effect on our financial condition and results of operations.

We may not be able to attract and retain the skilled employees necessary for our business.

Our success depends, in large part, on our ability to attract and retain key employees. Competition for the best employees in most of our business lines can be intense, and we may not be able to hire or retain the necessary employees for meeting our business goals. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Our information systems may experience an interruption or breach in security that could impact our operational capabilities.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrences of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Offices and Properties

The following table sets forth certain information relating to the Bank's offices at December 31, 2008. In addition, the Bank maintains 36 automated teller machines (ATMs), 22 of which are located at its branch offices.

Location	Owned or Leased	Lease Expiration Date	Net Book Value of Property and Leasehold Improvements at December 31, 2008	Deposits at December 31, 2008
			(Dollars in thousands)	
Executive Office:				
707 Ridge Road (1) Munster, IN 46321	Owned	—	$ 2,059	$ 150,825
Indiana Branch Offices:				
155 North Main Street Crown Point, IN 46307	Owned	—	357	65,962
1100 East Joliet Street Dyer, IN 46311	Leased	2013	60	81,870
4740 Indianapolis Boulevard East Chicago, IN 46312	Owned	—	401	32,829
2121 East Columbus Drive (2) East Chicago, IN 46312	Leased	2013	394	18,188
5311 Hohman Avenue Hammond, IN 46320	Owned	—	280	51,012
3853 45th Street Highland, IN 46322	Owned	—	741	25,635
6101 Harrison Street Merrillville, IN 46410	Owned	—	1,265	23,690
1720 45th Street Munster, IN 46321	Owned	—	223	87,530
7650 Harvest Drive (3) Schererville, IN 46375	Owned	—	1,638	29,453
855 Thornapple Way Valparaiso, IN 46385	Owned	—	214	43,160
Illinois Branch Offices:				
310 South Weber Road Bolingbrook, IL 60490	Owned	—	1,047	5,274
8301 South Cass Avenue (4) Darien, IL 60561	Owned	—	3,217	13,636
3301 West Vollmer Road Flossmoor, IL 60422	Leased	2010	—	36,883
154th Street at Broadway (5) Harvey, IL 60426	Leased	—	215	19,972

Location	Owned or Leased	Lease Expiration Date	Net Book Value of Property and Leasehold Improvements at December 31, 2008	Deposits at December 31, 2008
			(Dollars in thousands)	
13323 South Baltimore Hegewisch/Chicago, IL 60633	Owned	—	$ 303	$ 26,426
9161 West 151st Street Orland Park, IL 60462	Leased	2009	2	12,986
7101 West 127th Street Palos Heights, IL 60463	Owned	—	210	40,564
601 East 162nd Street South Holland, IL 60473	Owned	—	199	42,778
425 East 170th Street (6) South Holland, IL 60473	Owned	—	217	—
7231 West 171st Street Tinley Park, IL 60477	Owned	—	1,364	3,737
7229 South Kingery Highway Willowbrook, IL 60527	Leased	2012	23	11,687
Other Properties:				
8149 Kennedy Avenue (7) Highland, IN 46322	Leased	2009	3	—
Lot 4 at Ronald Reagan Boulevard & Essington Road (8) Bolingbrook, IL 60490	Owned	—	510	—
3619 Park Drive (9) Olympia Fields, IL 60461	Owned	—	566	—
10490 Broadway Avenue (10) Crown Point, IN 46307	Owned	—	757	—
135 East 154th Street (11) Harvey, IL 60426	Owned	—	12	—
11100 US 231 (12) St. John, IN 46373	Leased	2029	151	—

(1) Includes 5,604 square feet of space currently under lease to third parties.

(2) Full-service branch facility located in grocery store chain.

(3) Includes 3,570 square feet of space under lease to a third party through February 2009.

(4) Includes 3,120 square feet of space currently under lease to third parties.

(5) Facility is on a month-to-month lease.

(6) Deposits included with office located at 162nd St., South Holland, IL.

(7) Operations and Customer Call Center.

(8) Land purchased for new full-service banking facility in Bolingbrook, IL.

(9) Land purchased for new full-service banking facility in Olympia Fields, IL to replace the current Flossmoor facility.

(10) Land purchased for new full-service banking facility in Crown Point, IN.

(11) Land purchased to relocate full-service banking facility in Harvey, IL.

(12) Construction in process costs for new full-service banking facility in St. John, IN. Land is leased with the future building owned by the Bank.

ITEM 3. LEGAL PROCEEDINGS

A complaint was filed in September 2007 against Citizens Financial Bank in connection with an incident that occurred in February 2007 in which funds were electronically advanced on a line of credit to a checking account, and then wire transferred to a bank in another state. The complaint seeks compensation for actual damages, statutory damages, punitive damages, costs and reasonable attorney's fees. The complaint also seeks the Bank to cease and desist from any and all attempts to collect the funds that were allegedly transferred from the accounts by unauthorized and fraudulent means and interest on those funds. The complaint also seeks the Bank to cease and desist any inaccurate credit reporting and correct any past inaccurate credit reporting related to this matter. In the event that judgment is entered for the plaintiffs, insurance would not be able to indemnify the Bank for punitive damages should they be assessed. The total potential exposure to the Bank is not quantifiable at this time insofar as the amount of damages being sought was not specifically set forth in the complaint and no other written demand has been made by the plaintiffs to the Bank.

A complaint was filed against Citizens Financial Bank in early 2009 arising from a lending relationship. The plaintiff is seeking unspecified damages based upon lender liability and breach of fiduciary duty theories. The Bank denies the claims asserted in the complaint. This case is in the early stages and is in discovery. The likelihood of an unfavorable outcome is neither probable nor remote, and as such, no conclusion can be made at this time. The Bank believes this complaint is a routine legal proceeding occurring in the ordinary course of its business as a lender.

Other than the above-referenced matters, the Company is involved in routine legal proceedings occurring in the ordinary course of its business, which, in the aggregate, are believed to be immaterial to the financial condition of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) The Company's common stock is traded on the NASDAQ National Market under the symbol "CITZ". As of December 31, 2008, there were 10,674,511 shares of common stock outstanding which were held by 1,955 stockholders of record. The following table sets forth the quarterly share price and cash dividends paid per share during each quarter of 2008 and 2007. See further information regarding the Company's ability to pay dividends in "Regulation" within "Item 1. Business" and also "Note 12. Stockholders' Equity and Regulatory Capital" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

	Share Price		Cash Dividend
	High	Low	Paid
2007			
First Quarter	$15.00	$14.48	$ 0.12
Second Quarter	15.12	14.53	0.12
Third Quarter	14.65	13.93	0.12
Fourth Quarter	14.89	14.09	0.12
2008			
First Quarter	$14.70	$13.33	$ 0.12
Second Quarter	14.93	11.42	0.12
Third Quarter	11.84	8.10	0.12
Fourth Quarter	10.31	3.50	0.04

The information for equity compensation plans is incorporated by reference from "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

(b) Not applicable.

(c) The Company did not repurchase any shares of its common stock during the quarter ended December 31, 2008. Under its repurchase plan publicly announced on March 20, 2008 for 530,000 shares, the Company has 448,612 shares that may yet be purchased.

PERFORMANCE GRAPH

The following graph compares the cumulative total returns for the Company's common stock to the total returns for the Standard and Poor's 500 Index (S&P 500) and the NASDAQ Bank Index. The graph assumes that $100 was invested on December 31, 2003 in the Company's common stock, the S&P 500 Index, and the NASDAQ Bank Index. The cumulative total return on each investment is as of December 31 of each of the subsequent five years and assumes dividends are reinvested.


Total Return Performance
Index Value
160
140
120
100
80
60
40
20
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
CFS Bancorp, Inc.
S&P 500
NASDAQ Bank

Index	Period Ending 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
CFS Bancorp, Inc.	$100.00	$96.46	$103.15	$109.19	$113.14	$31.26
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
NASDAQ Bank Index	100.00	110.99	106.18	117.87	91.85	69.88

ITEM 6. SELECTED FINANCIAL DATA

	December 31, 2008	2007	2006	2005	2004
	(Dollars in thousands except per share data)				
Selected Financial Condition Data:					
Total assets	$ 1,121,855	$ 1,150,278	$ 1,254,390	$ 1,242,888	$ 1,314,714
Loans receivable	749,973	793,136	802,383	917,405	988,085
Allowance for losses on loans	15,558	8,026	11,184	12,939	13,353
Securities, available-for-sale	251,270	224,594	298,925	218,550	202,219
Securities, held-to-maturity	6,940	3,940	—	—	—
Deposits	824,097	863,272	907,095	828,635	863,178
Borrowed money	172,937	135,459	202,275	257,326	286,611
Stockholders' equity	111,809	130,414	131,806	142,367	147,911
Book value per outstanding share	$ 10.47	$ 12.18	$ 11.84	$ 11.86	$ 11.94
Average stockholders' equity to average assets	11.14%	10.75%	10.54%	11.38%	10.58%
Non-performing assets to total assets	5.16	2.67	2.22	1.74	2.14
Allowance for losses on loans to non-performing loans	28.44	27.11	40.64	61.49	48.25
Allowance for losses on loans to total loans	2.07	1.01	1.39	1.41	1.35

	Year Ended December 31, 2008	2007	2006	2005	2004
	(Dollars in thousands except per share data)				
Selected Operations Data:					
Interest income	$ 59,539	$ 72,241	$ 75,547	$ 69,464	$ 68,986
Interest expense	24,656	38,134	42,644	39,603	38,900
Net interest income	34,883	34,107	32,903	29,861	30,086
Provision for losses on loans	26,296	2,328	1,309	1,580	8,885
Net interest income after provision for losses on loans	8,587	31,779	31,594	28,281	21,201
Non-interest income	5,623	11,515	10,542	11,397	11,610
Non-interest expense	34,178	33,459	36,178	33,485	46,592
Income (loss) before income taxes	(19,968)	9,835	5,958	6,193	(13,781)
Income tax expense (benefit)	(8,673)	2,310	618	1,176	(7,204)
Net income (loss)	$ (11,295)	$ 7,525	$ 5,340	$ 5,017	$ (6,577)
Earnings (loss) per share (basic)	$ (1.10)	$ 0.71	$ 0.48	$ 0.43	$ (0.57)
Earnings (loss) per share (diluted)	(1.10)	0.69	0.47	0.42	(0.57)
Cash dividends declared per common share	0.40	0.48	0.48	0.48	0.44
Dividend payout ratio	NM	69.57%	102.13%	114.29%	NM

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands except per share data)				
Selected Operating Ratios:					
Net interest margin	3.32%	3.02%	2.73%	2.48%	2.13%
Average interest-earning assets to average interest-bearing liabilities	113.07	113.27	113.03	113.44	111.59
Ratio of non-interest expense to average total assets	3.01	2.76	2.83	2.62	3.14
Return (loss) on average assets	(0.99)	0.62	0.42	0.39	(0.44)
Return (loss) on average equity	(8.93)	5.78	3.96	3.45	(4.19)
Efficiency Ratio Calculations (1)					
Efficiency Ratio:					
Non-interest expense	$ 34,178	$ 33,459	$ 36,178	$ 33,485	$ 46,592
Net interest income plus non-interest income	$ 40,506	$ 45,622	$ 43,445	$ 41,258	$ 41,696
Efficiency ratio	84.38%	73.34%	83.27%	81.16%	111.74%
Core Efficiency Ratio:					
Non-interest expense	$ 34,178	$ 33,459	$ 36,178	$ 33,485	$ 46,592
Adjustment for the goodwill impairment	(1,185)	—	—	—	—
Adjustment for the prepayment penalty on the early extinguishment of debt	—	—	—	—	(10,298)
Non-interest expense – as adjusted	$ 32,993	$ 33,459	$ 36,178	$ 33,485	$ 36,294
Net interest income plus non-interest income	$ 40,506	$ 45,622	$ 43,445	$ 41,258	$ 41,696
Adjustments:					
Net realized (gains) losses on sales of securities available-for-sale	(69)	(536)	(750)	238	(719)
Other-than-temporary impairment of securities available-for-sale	4,334	—	—	240	1,018
Net realized (gains) losses on sales of assets	(30)	(22)	994	(354)	(225)
Amortization of deferred premium on the early extinguishment of debt	1,452	4,540	9,624	14,381	2,052
Net interest income plus non-interest income – as adjusted	$ 46,193	$ 49,604	$ 53,313	$ 55,763	$ 43,822
Core efficiency ratio	71.42%	67.45%	67.86%	60.05%	82.82%

(1) See "Results of Operations – Non-Interest Expense" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussions about the Company's non-GAAP efficiency ratio and core efficiency ratio disclosures.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT MARKET DEVELOPMENTS

In response to the financial crisis affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (*EESA*) was signed into law, giving the United States Department of the Treasury (*Treasury Department*) broad authority to implement certain actions to help restore confidence, stability and liquidity to U.S. financial markets and to encourage financial institutions to increase their lending to customers and to each other. The EESA authorized the Treasury Department to purchase from financial institutions and their holding companies up to $700.0 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (*TARP*). The Treasury Department has allocated $250.0 billion to the Voluntary Capital Purchase Program under the TARP (*CPP*). The TARP also includes direct purchases or guarantees of troubled assets of financial institutions by the U.S. government.

Under the CPP, the Treasury Department will purchase debt or equity securities from participating financial institutions in an amount equal to not less than 1% of the participating financial institution's risk-weighted assets and not more than the lesser of (i) $25.0 billion or (ii) 3% of the participating financial institution's risk-weighted assets. In connection therewith, each participating financial institution will be required to issue to the Treasury Department a warrant to purchase a number of shares of common stock having a market price equal to 15% of the senior preferred stock on the date of the Treasury Department's investment. During such time as the Treasury Department holds securities issued under the Voluntary Capital Purchase Program, the participating financial institutions will be required to comply with the Treasury Department's standards for executive compensation and will have limited ability to increase the amounts of dividends paid on, or to repurchase, their common stock.

On December 23, 2008, the Company announced that it withdrew its application for funds available through the CPP. The Company's Board of Directors determined that it would not be in the best long-term interests of the Company and its shareholders to participate in the CPP. Upon further analysis subsequent to the original application, the Company believes that its capital position is sufficient for its growth opportunities in the foreseeable future and that the costs, regulatory considerations and potential dilution to shareholders which accompany this government capital infusion outweigh any potential benefits of participating in the CPP.

The EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination under the FDIC Improvement Act of 1991, on October 14, 2008, the FDIC established the Temporary Liquidity Guarantee Program (*TLGP*). The TLGP includes the Transaction Account Guarantee Program (*TAGP*), which provides unlimited deposit insurance coverage through December 31, 2009 for non-interest bearing transaction accounts (typically business checking accounts) and certain funds swept into non-interest bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program (*DGP*), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their total liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. The Company has elected to participate in both guarantee programs.

OVERVIEW

Unprecedented market conditions during 2008 presented unforeseen challenges to the Company, the entire financial services sector and the economy in general. Decreased liquidity and declining market values have negatively affected all lending segments nationwide. The action taken on September 7, 2008 by the Treasury Department and the Federal Housing Finance Authority to place Fannie Mae and Freddie Mac into conservatorship caused a significant decrease in the market value of the securities issued by these government sponsored enterprises. Declining market interest rates to near zero negatively affected yields on interest-earning assets. These declining rates had a positive decrease on interest-bearing liabilities, although it was not as apparent due to increased competition for deposits throughout the industry. During 2008, it became significantly less costly for banks to strengthen their liquidity through certificate of deposit funding rather than issuing debt into illiquid credit markets.

The Company incurred a net loss for 2008 of $11.3 million, or $(1.10) per share compared to net income of $7.5 million, or $0.69 per diluted share for 2007. During 2008, the Company's financial results were negatively affected by provisions for losses on loans totaling $26.3 million, other-than-temporary impairments totaling $4.3 million on its investments in Fannie Mae and Freddie Mac preferred stock and a goodwill impairment of $1.2 million. Combined, these charges reduced 2008 net income by $19.9 million and reduced diluted earnings per share by $1.90.

The Bank's risk-based capital was 13.21% at December 31, 2008 compared to 13.93% at December 31, 2007 and continues to be in excess of the regulatory requirements of 10% to be considered "well-capitalized." At December 31, 2008, the Bank's risk-based capital was $27.2 million in excess of amounts required by regulatory agencies to be "well-capitalized."

The Bank's Tier 1 capital also continues to be in excess of the regulatory requirements of 5% to be considered "well-capitalized." At December 31, 2008, the Bank's Tier 1 capital was 9.07% and was $45.4 million in excess of the amounts required by regulatory agencies to be "well-capitalized."

The Company's net interest margin expanded for the fifth consecutive year to 3.32% for the year ended December 31, 2008, an increase of 30 basis points from 3.02% for the comparable 2007 period. The expansion of the net interest margin primarily resulted from decreases in short-term interest rates which decreased the Company's cost of deposits and borrowed money.

The financial results of the Company for 2008 were negatively affected by $4.3 million of other-than-temporary impairment (*OTTI*) charges on its Fannie Mae and Freddie Mac preferred stock investments. The OTTI charge was a direct result of the actions taken by the U.S. Treasury relating to these government sponsored enterprises as previously discussed. In addition, the Company incurred a $1.2 million goodwill impairment as a result of the Company's year-end impairment analysis required under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

The Company's provision for losses on loans increased to $26.3 million for the year ended December 31, 2008 compared to $2.3 million for the 2007 period. The increase in the 2008 provision reflects reduced collateral valuations on non-performing loans as well as increased general reserves. Net charge-offs for 2008 totaled $18.8 million as compared to $5.5 million for 2007. This increase primarily reflects the deteriorating market conditions, declines in collateral values and a lack of activity in residential housing and land development. During 2008, the Company realized $13.3 million of partial charge-offs related to impaired commercial construction and land development loans that previously totaled $34.1 million in the aggregate. Of these partial charge-offs, one was transferred to other real estate owned at $2.4 million. In addition, the Company realized $430,000 of partial charge-offs related to certain non-owner occupied commercial real estate loans that previously totaled $2.8 million. An additional $2.6 million was realized by the Company as full charge-offs related to certain non-owner occupied commercial real estate loans.

In conjunction with the hiring of an Executive Vice President – Business Banking, the Company reorganized its Business Banking group and during 2008 added ten new Business Banking Relationship Managers to accelerate the diversification of the commercial loan portfolio and to increase business deposits. This group has over 150 years of combined banking experience in the Company's existing markets and will focus on building market presence within the Business Banking segment. The group is responsible for rebalancing the Company's loan portfolio to reduce its exposure to commercial construction and land development by focusing on commercial and industrial, owner occupied commercial estate and multifamily loans. In addition, Business Bankers work with the borrowers to build the Company's deposit balances by pricing deals to include the operating and personal deposit accounts of the borrowers.

During the fourth quarter of 2008, the Company strengthened its Asset Management group by re-assigning a Business Banker with twenty years of experience and an Assistant Credit Manager with thirty years of experience in order to be proactive in this current economic environment. In addition, larger problem loans are being managed by the Bank's President and Chief Operating Officer and the Executive Vice President and two Senior Vice Presidents of Business Banking. The changes in this area have allowed the Bank to more proactively manage and resolve problem assets and potential problem assets while allowing management to keep up to date on the progress related to these loans.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (*GAAP*), which require the Company to establish various accounting policies. Certain of these accounting policies require management to make estimates, judgments or assumptions that could have a material effect on the carrying value of certain assets and liabilities. The estimates, judgments and assumptions used by management are based on historical experience, projected results, internal cash flow modeling techniques and other factors which management believes are reasonable under the circumstances.

The Company's significant accounting policies are presented in Note 1 to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. These policies, along with the disclosures presented in other financial statement notes and in this management's discussion and analysis, provide information on the methodology used for the valuation of significant assets and liabilities in the Company's financial statements. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements.

Management currently views the determination of the allowance for losses on loans, valuations and impairments of securities and the accounting for income taxes to be critical accounting policies.

Allowance for Losses on Loans. The Company maintains an allowance for losses on loans at a level management believes is sufficient to absorb credit losses inherent in the loan portfolio. The allowance for losses on loans represents management's estimate of probable incurred losses in the loan portfolio at each statement of condition date and is based on the review of available and relevant information.

One component of the allowance for losses on loans contains allocations for probable inherent but undetected losses within various pools of loans with similar characteristics pursuant to Statement of Financial Accounting Standards (*SFAS*) No. 5, *Accounting for Contingencies.* This component is based in part on certain loss factors applied to various loan pools as stratified by the Company. In determining the appropriate loss factors for these loan pools, management considers historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions.

The second component of the allowance for losses on loans contains allocations for probable losses that have been identified relating to specific borrowing relationships pursuant to SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* This component consists of expected losses resulting in specific credit allocations for individual loans not considered within the above mentioned loan pools. The analysis of each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the amount and timing of future cash flows and collateral values.

Loan losses are charged off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value, while recoveries of amounts previously charged off are credited to the allowance. The Company assesses the adequacy of the allowance for losses on loans on a quarterly basis and adjusts the allowance for losses on loans by recording a provision for losses on loans in an amount sufficient to maintain the allowance at a level deemed appropriate by management. The evaluation of the adequacy of the allowance for losses on loans is inherently subjective as it requires estimates that are susceptible to significant revision as additional information becomes available or as future events occur. To the extent that actual outcomes differ from management estimates, an additional provision for losses on loans could be required which could adversely affect earnings or the Company's financial position in future periods. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the allowance for losses on loans for the Bank and the carrying value of its other non-performing loans, based on information available to them at the time of their examinations. Any of these agencies could require the Bank to make additional provisions for losses on loans.

Securities. Under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, investment securities must be classified as held-to-maturity, available-for-sale or trading. Management determines the appropriate classification at the time of purchase. The classification of securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and the Company has the ability to hold the securities to maturity. Securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income and do not effect earnings until realized.

The fair values of the Company's securities are generally determined by reference to quoted prices from reliable independent sources utilizing observable inputs. Certain of the Company's fair values of securities are determined using models whose significant value drivers or assumptions are unobservable and are significant to the fair value of the securities. These models are utilized when quoted prices are not available for certain securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics and implied volatilities.

The Company evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in Financial Accounting Standards Board (*FASB*) Staff Position (*FSP*) 115-1, *The Meaning of Other-Than-Temporary Impairment and Its*

Application to Certain Investments. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The Company may also evaluate securities for OTTI more frequently when economic or market concerns warrant additional evaluations. If management determines that an investment experienced an OTTI, the loss is recognized in the income statement as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income (loss) in stockholders' equity) and not recognized in income until the security is ultimately sold.

The Company from time to time may dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

Income Tax Accounting. Income tax expense recorded in the Company's consolidated statements of operations involves management's interpretation and application of certain accounting pronouncements and federal and state tax codes. As such, the Company has identified income tax accounting as a critical accounting policy. The Company is subject to examination by various regulatory taxing authorities. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment of tax liabilities, the impact of which could be significant to the consolidated results of operations and reported earnings. Management believes the tax liabilities are adequately and properly recorded in the Company's consolidated financial statements.

In addition, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109* (*FIN 48*) effective January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the Company's operating results. Management believes the tax liabilities are adequately and properly recorded in the Company's consolidated financial statements.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

The following table provides information regarding: (i) the Company's interest income recognized from interest-earning assets and their related average yields; (ii) the amount of interest expense realized on interest-bearing liabilities and their related average rates; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

	Year Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 753,500	$ 45,213	6.00%	$ 806,626	$ 56,678	7.03%	$ 854,268	$ 59,852	7.01%
Securities (2)	251,785	12,673	4.95	265,116	12,684	4.72	292,140	12,713	4.29
Other interest-earning assets (3)	45,330	1,653	3.65	59,215	2,879	4.86	59,753	2,982	4.99
Total interest-earning assets	1,050,615	59,539	5.67	1,130,957	72,241	6.39	1,206,161	75,547	6.26
Non-interest earning assets	85,178			79,370			74,433		
Total assets	$ 1,135,793			$ 1,210,327			$ 1,280,594		
Interest-bearing liabilities:									
Deposits:									
Checking accounts	$ 105,481	612	0.58	$ 100,781	955	0.95	$ 102,049	1,024	1.00
Money market accounts	181,852	3,768	2.07	176,538	5,947	3.37	145,756	4,306	2.95
Savings accounts	121,920	589	0.48	142,018	941	0.66	159,936	693	0.43
Certificates of deposit	374,834	13,130	3.50	400,607	18,379	4.59	391,844	16,140	4.12
Total deposits	784,087	18,099	2.31	819,944	26,222	3.20	799,585	22,163	2.77
Borrowings:									
Other short-term borrowings (4)	25,743	430	1.67	19,828	811	4.09	19,353	902	4.66
FHLB borrowings (5)(6)(7)	119,369	6,127	5.05	158,667	11,101	6.90	248,211	19,579	7.78
Total borrowed money	145,112	6,557	4.44	178,495	11,912	6.58	267,564	20,481	7.55
Total interest-bearing liabilities	929,199	24,656	2.65	998,439	38,134	3.82	1,067,149	42,644	4.00
Non-interest bearing deposits	63,276			64,315			61,350		
Non-interest bearing liabilities	16,779			17,475			17,158		
Total liabilities	1,009,254			1,080,229			1,145,657		
Stockholders' equity	126,539			130,098			134,937		
Total liabilities and stockholders' equity	$ 1,135,793			$ 1,210,327			$ 1,280,594		
Net interest-earning assets	$ 121,416			$ 132,518			$ 139,012		
Net interest income/ interest rate spread		$ 34,883	3.02%		$ 34,107	2.57%		$ 32,903	2.26%
Net interest margin			3.32%			3.02%			2.73%
Ratio of average interest-earning assets to average interest-bearing liabilities			113.07%			113.27%			113.03%

(1) The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.

(2) Average balances of securities are based on amortized cost.

(3) Includes FHLB stock, money market accounts, federal funds sold and interest-earning bank deposits.

(4) Includes federal funds purchased and Repo Sweeps.

(5) The 2008 period includes an average of $120.1 million of contractual FHLB borrowings reduced by an average of $763,000 of unamortized deferred premium on the early extinguishment of debt. Interest expense on borrowings for the 2008 period includes $1.5 million of amortization of the deferred premium on the early extinguishment of debt. The amortization of the deferred premium for the 2008 period increased the average cost of borrowed money as reported to 4.44% compared to an average contractual rate of 2.41%.

(6) The 2007 period includes an average of $162.4 million of contractual FHLB borrowings reduced by an average of $3.7 million of unamortized deferred premium on the early extinguishment of debt. Interest expense on borrowings for the 2007 period includes $4.5 million of amortization of the deferred premium on the early extinguishment of debt. The amortization of the deferred premium for the 2007 period increased the average cost of borrowed money as reported to 6.58% compared to an average contractual rate of 4.14%.

(7) The 2006 period includes an average of $259.1 million of contractual FHLB borrowings reduced by an average of $10.9 million of unamortized deferred premium on the early extinguishment of debt. Interest expense on borrowings for the 2006 period includes $9.6 million of amortization of the deferred premium on the early extinguishment of debt. The amortization of the deferred premium for the 2006 period increased the average cost of borrowed money as reported to 7.55% compared to an average contractual rate of 3.93%.

RATE/VOLUME ANALYSIS

The following table details the effects of changing rates and volumes on the Company's net interest income. Information is provided with respect to: (i) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (ii) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume).

	Year Ended December 31,							
	2008 Compared to 2007 Increase (Decrease) Due to				2007 Compared to 2006 Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Total Net Inc/(Dec)	Rate	Volume	Rate/ Volume	Total Net Inc/(Dec)
	(Dollars in thousands)							
Interest-earning assets:								
Loans receivable	$ (8,277)	$ (3,733)	$ 545	$ (11,465)	$ 174	$ (3,338)	$ (10)	$ (3,174)
Securities	660	(638)	(33)	(11)	1,263	(1,175)	(117)	(29)
Other interest-earning assets	(720)	(675)	169	(1,226)	(79)	(25)	1	(103)
Total net change in income on interest-earning assets	(8,337)	(5,046)	681	(12,702)	1,358	(4,538)	(126)	(3,306)
Interest-bearing liabilities:								
Deposits:								
Checking accounts	(371)	45	(17)	(343)	(57)	(13)	1	(69)
Money market accounts	(2,289)	179	(69)	(2,179)	604	909	128	1,641
Savings accounts	(255)	(133)	36	(352)	367	(78)	(41)	248
Certificates of deposit	(4,347)	(1,182)	280	(5,249)	1,837	361	41	2,239
Total deposits	(7,262)	(1,091)	230	(8,123)	2,751	1,179	129	4,059
Borrowings:								
Other short-term borrowings	(480)	242	(143)	(381)	(110)	22	(3)	(91)
FHLB borrowings	(2,957)	(2,749)	732	(4,974)	(2,213)	(7,063)	798	(8,478)
Total borrowings	(3,437)	(2,507)	589	(5,355)	(2,323)	(7,041)	795	(8,569)
Total net change in expense on interest-bearing liabilities	(10,699)	(3,598)	819	(13,478)	428	(5,862)	924	(4,510)
Net change in net interest income	$ 2,362	$ (1,448)	$ (138)	$ 776	$ 930	$ 1,324	$ (1,050)	$ 1,204

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Income

The Company reported a net loss of $11.3 million, or $(1.10) per share, for 2008 compared to net income of $7.5 million, or $0.69 diluted earnings per share, for 2007. The Company's 2008 earnings were impacted by provisions for losses on loans totaling $26.3 million, other-than-temporary impairments on its investments in Fannie Mae and Freddie Mac preferred stock totaling $4.3 million and a goodwill impairment of $1.2 million. Combined, these charges reduced net income by $19.9 million and reduced diluted earnings per share by $1.90.

Net Interest Income

Net interest income before the provision for losses on loans is the principal source of earnings for the Company and consists of interest income received on loans and investment securities less interest expense paid on deposits and borrowed money. The Company's net interest income totaled $34.9 million for 2008 compared to $34.1 million for 2007. The Company's net interest margin (net interest income as a percentage of average interest-earning assets) for 2008 improved 30 basis points to 3.32% from 3.02% for 2007. The increases in net interest income and net interest margin were primarily a result of a reduction in the average cost of deposits and a decrease in the average balance of borrowings for 2008 when compared to 2007.

Interest Income

The Company's interest income was $59.5 million for 2008 compared to $72.2 million for 2007. The weighted-average yield on interest-earning assets decreased 72 basis points to 5.67% for 2008 from 6.39% for the comparable 2007 period.

The decrease in interest income was primarily caused by a decrease in interest rates earned on the Bank's loans receivable and a $53.1 million decrease in the average balance of loans receivable. The Bank's variable rate loans totaled $449.8 million at December 31, 2008 and were negatively affected by the decrease in current market rates throughout 2008. In addition, a $25.1 million increase in the Company's non-performing loans negatively affected the interest income and weighted-average yield recognized on loans receivable during 2008.

Interest Expense

The Company's total interest expense decreased to $24.7 million for 2008 from $38.1 million for the 2007 period. The Company's average cost of interest-bearing liabilities decreased to 2.65% for 2008 when compared to 3.82% for 2007 as a result of decreases in the average balance of deposits and borrowings coupled with the positive affect of lower market interest rates during 2008.

Interest expense on interest-bearing deposits decreased to $18.1 million for 2008 from $26.2 million for 2007. The Company's weighted-average cost of deposits decreased 89 basis points due to the Company's disciplined pricing on these products as market interest rates decreased throughout 2008. In addition, the Company's average balance on interest-bearing deposits decreased 4.4% from 2007 primarily due to a decrease in the balance of certificate of deposit accounts. Tightening liquidity in the financial services sector has resulted in increased interest rates paid by other institutions on certificates of deposit. These balances are more vulnerable to above market rates paid by institutions facing liquidity issues while the Company continues to be disciplined in pricing these deposits.

The Company's interest expense on borrowed money for 2008 decreased 45.0% to $6.6 million for 2008 from $11.9 million for 2007 primarily as a result of lower rates on the repricing of the Company's FHLB debt. The Company's average balances of FHLB debt also decreased during 2008 as the Company was able to utilize its excess liquidity to repay maturing advances. The amortization of the deferred premium on the early extinguishment of debt (*Premium Amortization*) that was included in the Company's total interest expense on borrowings decreased to $1.5 million for 2008 from $4.5 million for 2007 which resulted in a decrease in the Company's cost of borrowings to 4.44% for 2008 from 6.58% for 2007.

The Company continues to experience the positive effects of its 2004 FHLB debt restructuring through the reduction of the amount of FHLB borrowings outstanding and the contractual interest rates paid; however, the related Premium Amortization continues to adversely affect the Company's net interest margin. The Premium Amortization reduced the net interest margin by 14 basis points in 2008 and 40 basis points in 2007. The Company's interest expense on borrowings is detailed in the tables below for the periods indicated.

	Year Ended December 31,			
	2008	**2007**	**$ change**	**% change**
	(Dollars in thousands)			
Interest expense on short-term borrowings at contractual rates	$ 430	$ 811	$ (381)	(47.0)%
Interest expense on FHLB borrowings at contractual rates	4,675	6,561	(1,886)	(28.7)
Amortization of deferred premium	1,452	4,540	(3,088)	(68.0)
Total interest expense on borrowings	$ 6,557	$ 11,912	$ (5,355)	(45.0)

The interest expense related to the Premium Amortization is expected to be $175,000 before taxes in the year ended December 31, 2009. The Premium Amortization will be fully recognized as of December 31, 2009.

Provision for Losses on Loans

The Company's provision for losses on loans was $26.3 million for 2008 compared to $2.3 million in 2007 reflecting reduced collateral valuations on impaired loans as well as an increase of $2.8 million in general reserves in the allowance for losses on loans as determined by its quarterly analysis of the adequacy of the allowance for losses on loans. For more information, see "Changes in Financial Condition – Allowance for Losses on Loans" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Non-Interest Income

The following table identifies the changes in non-interest income for the periods presented:

	Year Ended December 31, 2008	Year Ended December 31, 2007	$ change	% change
	(Dollars in thousands)			
Service charges and other fees	$ 6,051	$ 6,795	$ (744)	(10.9) %
Card-based fees	1,600	1,489	111	7.5
Commission income	341	147	194	132.0
Subtotal fee based revenues	7,992	8,431	(439)	(5.2)
Income from bank-owned life insurance	1,300	1,634	(334)	(20.4)
Other income	566	892	(326)	(36.5)
Subtotal	9,858	10,957	(1,099)	(10.0)
Securities gains, net	69	536	(467)	(87.1)
Impairment on securities, available-for-sale	(4,334)	—	(4,334)	NM
Other asset gains, net	30	22	8	36.4
Total non-interest income	$ 5,623	$ 11,515	$ (5,892)	(51.2) %

Non-interest income before securities gains, impairments and other asset gains decreased 10.0% for 2008 from 2007 due to decreases in the following:

- service charges and other fees from lower volume of non-sufficient funds items and lower fee income from letters of credit and credit enhancements;
- income from bank-owned life insurance due to other-than-temporary impairments on certain investments recognized by the underwriters and decreases in overall market rates on investments underlying the policy; and
- other income from a decrease in the profit earned on the sale of loans and the related loan servicing rights as the Company retained the one-to-four family mortgage loans it originated during 2008.

The Company realized an other-than-temporary impairment on its investments in Fannie Mae and Freddie Mac preferred stock totaling $4.3 million. The market for investments in these government sponsored enterprises deteriorated throughout the second half of 2008 when the Treasury Department and the Federal Housing Finance Authority placed these enterprises into conservatorship. As a result, the Company's investment in these preferred stocks was zero at December 31, 2008.

Non-Interest Expense

The following table identifies the changes in non-interest expense for the periods presented:

	Year Ended December 31, 2008	Year Ended December 31, 2007	$ change	% change
	(Dollars in thousands)			
Compensation and mandatory benefits	$ 15,160	$ 16,236	$ (1,076)	(6.6) %
Retirement and stock related compensation	783	1,054	(271)	(25.7)
Medical and life benefits	1,450	1,025	425	41.5
Other employee benefits	105	91	14	15.4
Subtotal compensation and employee benefits	17,498	18,406	(908)	(4.9)
Net occupancy expense	3,175	2,847	328	11.5
Furniture and equipment expense	2,362	2,241	121	5.4
Data processing	1,749	2,169	(420)	(19.4)
Professional fees	1,341	1,540	(199)	(12.9)
Marketing	1,002	842	160	19.0
Goodwill impairment	1,185	—	1,185	NM
Other general and administrative expenses	5,866	5,414	452	8.3
Total non-interest expense	$ 34,178	$ 33,459	$ 719	2.1 %

The Company's non-interest expense for 2008 increased when compared to 2007 due to increases in the following:

- medical and life benefits as the number of and the amount paid for medical claims increased;
- net occupancy expense as a result of vacating certain leased space and additional expenses relating to higher utility and snow removal costs; and
- other general and administrative expenses relating to loan collection expense for the workout of the Company's problem loans and an increase in recruiting expense related to the above mentioned new employees.

In addition, the $1.2 million of goodwill the Company had acquired through its 2003 acquisition of a bank branch in Illinois was determined to be fully impaired based on management's goodwill impairment analysis at December 31, 2008. The analysis was conducted pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as a result of the continued disruption in the public capital markets and the Company's market capitalization falling below its book value.

During 2008, compensation and mandatory benefits decreased due to the absence of separation expenses from 2007 totaling $625,000 which were related to the separation of two senior officers and the consolidation of its retail lending operations during the fourth quarter of 2007 and the reduction in force of other employees during the first quarter of 2007. The Company also incurred lower incentive costs as a result of not meeting its 2008 performance goals for key officers and employees.

Retirement and stock related benefits decreased during 2008 due to a $1.4 million decrease in compensation for the Rabbi Trust deferred compensation plans. The value of the Company's common stock held in these plans declined as a result of the change in the Company's stock price of $3.90 at December 31, 2008 compared to $14.69 at December 31, 2007. This decrease was partially offset by a $417,000 increase in pension expense during 2008 based on information the Company received from is plan administrator with respect to its annual funding requirements. During the fourth quarter of 2008, the Bank also made a principal prepayment of $2.8 million on its Employee Stock Ownership Plan (*ESOP*) loan. The additional principal payment was made to satisfy the 4.1% minimum funding requirement the Company agreed to upon the modification of the ESOP loan in March 2007 and to minimize the impact of this funding requirement in 2009. As a result of the principal payment, the Company's ESOP expense in 2008 increased to $1.1 million from $288,000 in 2007. During the first quarter of 2009, the Bank paid the remaining $1.2 million ESOP loan which resulted in $235,000 in ESOP expense. The remaining 83,519 shares will be allocated to the ESOP participants in early 2010. With the loan paid in full, the minimum funding requirement is eliminated.

The Company's efficiency ratio was 84.4% and 73.3%, respectively, for 2008 and 2007. The Company's core efficiency ratio was 71.4% and 67.5%, respectively, for 2008 and 2007. The efficiency ratio and core efficiency ratio during 2008 were impacted by the decreases in net interest income and non-interest income and the increase in non-interest expense as discussed above. The Company's core efficiency ratio was negatively affected by the increased non-interest expense coupled with lower revenues when compared to the prior period. For the Company's reconciliation of its efficiency ratio and core efficiency ratio, see "Item 6. Selected Financial Data" of this Annual Report on Form 10-K.

Management has historically used an efficiency ratio that is a non-GAAP financial measure of operating expense control and operating efficiency. The efficiency ratio is typically defined as the ratio of non-interest expense to the sum of non-interest income and net interest income before the provision for losses on loans. Many financial institutions, in calculating the efficiency ratio, adjust non-interest income (as calculated under GAAP) to exclude certain component elements, such as gains or losses on sales of securities and assets. Management follows this practice to calculate its core efficiency ratio and utilizes this non-GAAP measure in its analysis of the Company's performance. The core efficiency ratio is different from the GAAP-based efficiency ratio. The GAAP-based measure is calculated using non-interest expense, net interest income before the provision for losses on loans and non-interest income as presented on the consolidated statements of operations.

The Company's core efficiency ratio is calculated as non-interest expense less goodwill impairment divided by the sum of net interest income, excluding the Premium Amortization, and non-interest income, adjusted for gains or losses on the sale of securities and other assets and other-than-temporary impairments. Management believes that the core efficiency ratio enhances investors' understanding of its business and performance. The measure is also believed to be useful in understanding the Company's performance trends and to facilitate comparisons with the performance of others in the financial services industry. Management further believes the presentation of the core efficiency ratio provides useful supplemental information, a clearer understanding of the Company's financial performance, and better reflects the Company's core operating activities.

The risks associated with utilizing operating measures (such as the efficiency ratio) are that various persons might disagree as to the appropriateness of items included or excluded in these measures and that other companies might calculate these measures differently. Management of the Company compensates for these limitations by providing detailed reconciliations between GAAP information and its core efficiency ratio as noted above; however, these disclosures should not be considered as an alternative to GAAP.

Income Tax Expense

The Company's income tax benefit was $8.7 million for 2008 compared to income tax expense of $2.3 million for 2007. The effective income tax rate was (43.4)% and 23.5%, respectively, for 2008 and 2007. The significant change from income tax expense to an income tax benefit during 2008 was mainly a result of the pre-tax losses recognized during 2008. The overall effective tax rates continue to benefit from the Company's investment in bank-owned life insurance and the application of available tax credits.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Income

The Company's net income for 2007 increased by 40.9% to $7.5 million from $5.3 million in 2006. Diluted earnings per share increased by 46.8% to $0.69 per share from $0.47 in 2006. The Company's 2007 earnings were positively impacted by an increase in net interest income of 3.7% and a decrease in non-interest expense of 7.5% from the 2006 period which were offset in part by an increase in the provision for losses on loans and income tax expense.

Net Interest Income

The Company's net interest income totaled $34.1 million for 2007 representing a 3.7% increase from $32.9 million for 2006. The Company's net interest margin for 2007 improved 29 basis points to 3.02% from 2.73% for 2006. The increases in net interest income and net interest margin were primarily a result of an increase in the weighted-average yields on interest-earning assets coupled with a reduction in the average balances of borrowed money and the amortization of the deferred premium on the early extinguishment of debt. Partially offsetting these favorable impacts was an increase in deposit costs.

Interest Income

The Company's interest income was $72.2 million for 2007 compared to $75.5 million for 2006. The decrease was primarily due to a 6.2% decrease in the average balance of interest-earning assets to $1.1 billion for 2007 from $1.2 billion for 2006 as a result of (i) the Company utilizing proceeds from security sales and maturities and other interest-earning assets to fund the repayment of maturing FHLB debt, and Company stock repurchases and (ii) the managed run-off of single-service, high-rate certificates.

The weighted-average yield on interest-earning assets increased 13 basis points to 6.39% for 2007 from 6.26% for the comparable 2006 period as a result of the Company's reinvestment of proceeds from sales and maturities of relatively low rate securities into higher yielding securities.

Interest Expense

The Company's total interest expense decreased to $38.1 million for 2007 from $42.6 million for the 2006 period. The Company's average cost of interest-bearing liabilities decreased to 3.82% for 2007 when compared to 2006 as increases in the cost of deposits were more than offset by decreases in the cost of borrowed money.

Interest expense on interest-bearing deposits increased to $26.2 million for 2007 from $22.2 million for 2006. The average cost of interest-bearing deposits increased 43 basis points for 2007 from 2006 due to the upward repricing of money market accounts and certificates of deposit as a result of higher market interest rates existing since early 2006. To mitigate the impact of increasing market interest rates, the Company continues to focus on growing non-interest bearing deposits.

The Company's total interest expense for 2007 was positively impacted by a 41.8% decrease in interest expense on borrowed money to $11.9 million for 2007 from $20.5 million for 2006. The decrease was primarily the result of lower average balances of the Company's FHLB debt as a result of the maturities and repayments. In addition, Premium Amortization that was included in the Company's total interest expense on borrowings decreased to $4.5 million for 2007 from $9.6 million for 2006 which resulted in a decrease in the Company's cost of borrowings to 6.58% for 2007 from 7.55% for 2006.

The Premium Amortization reduced the net interest margin by 40 basis points in 2007 and 80 basis points in 2006. The Company's interest expense on borrowings is detailed in the tables below for the periods indicated.

	Year Ended December 31, 2007	Year Ended December 31, 2006	$ change	% change
	(Dollars in thousands)			
Interest expense on short-term borrowings at contractual rates	$ 811	$ 902	$ (91)	(10.1)%
Interest expense on FHLB borrowings at contractual rates	6,561	9,955	(3,394)	(34.1)
Premium Amortization	4,540	9,624	(5,084)	(52.8)
Total interest expense on borrowings	$ 11,912	$ 20,481	$ (8,569)	(41.8)

Provision for Losses on Loans

The Company's provision for losses on loans was $2.3 million for 2007 compared to $1.3 million in 2006 reflecting required changes to the allowance for losses on loans as determined by its quarterly analysis of the adequacy of the allowance for losses on loans. For more information, see "Changes in Financial Condition – Allowance for Losses on Loans" below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Non-Interest Income

The following table identifies the changes in non-interest income for the periods presented:

	Year Ended December 31, 2007	2006	$ change	% change
		(Dollars in thousands)		
Service charges and other fees	$ 6,795	$ 6,739	$ 56	0.8 %
Card-based fees	1,489	1,313	176	13.4
Commission income	147	197	(50)	(25.4)
Subtotal fee based revenues	8,431	8,249	182	2.2
Income from bank-owned life insurance	1,634	1,592	42	2.6
Other income	892	945	(53)	(5.6)
Subtotal	10,957	10,786	171	1.6
Securities gains, net	536	750	(214)	(28.5)
Other asset gains (losses), net	22	(994)	1,016	NM
Total non-interest income	$ 11,515	$ 10,542	$ 973	9.2 %

Non-interest income before securities and other asset gains (losses) increased 1.6% for 2007 from 2006 primarily due to increased income from card-based fees. Card-based fees increased during 2007 as a result of an increase in the Company's number of active ATM and debit cards and the related usage. The Company's service charges and other fees have been impacted by lower volume of overdrafts during 2007 as deposit customers continue to change their behavior patterns related to overdrafts and fees. Commission income from the Company's third-party service provider for the sale of investment products was lower for 2007 as rates offered on certificates of deposit have become more competitive relative to the yields available on non-deposit products.

The change in other asset gains (losses) from 2006 to 2007 was primarily related to the $1.3 million loss on the 2006 sale of property that was collateral for an impaired commercial real estate loan which was transferred to other real estate owned. Partially offsetting the 2006 loss was a $285,000 gain on the sale of another property that had been held in other real estate owned.

Non-Interest Expense

The following table identifies the changes in non-interest expense for the periods presented:

	Year Ended December 31, 2007	2006	$ change	% change
		(Dollars in thousands)		
Compensation and mandatory benefits	$ 16,236	$ 15,655	$ 581	3.7 %
Retirement and stock related compensation	1,054	3,453	(2,399)	(69.5)
Medical and life benefits	1,025	1,412	(387)	(27.4)
Other employee benefits	91	270	(179)	(66.3)
Subtotal compensation and employee benefits	18,406	20,790	(2,384)	(11.5)
Net occupancy expense	2,847	2,533	314	12.4
Furniture and equipment expense	2,241	2,013	228	11.3
Data processing	2,169	2,404	(235)	(9.8)
Professional fees	1,540	1,514	26	1.7
Marketing	842	1,332	(490)	(36.8)
Other general and administrative expenses	5,414	5,592	(178)	(3.2)
Total non-interest expense	$ 33,459	$ 36,178	$ (2,719)	(7.5)%

The Company's non-interest expense for 2007 when compared to 2006 was positively impacted by the following:

- reduced retirement and stock-related compensation expense pertaining to the Company's 2007 ESOP loan modification totaling $1.1 million;
- reduced pension expense totaling $1.5 million due to higher 2006 voluntary contributions to its multi-employer defined benefit plan;
- decreased medical and life benefits expense of $387,000 due to the realization of cost savings from switching the Company's service provider during 2006 and a reduction in the number of large medical claims during 2007;
- decreased data processing expenses totaling $235,000 primarily as a result of bringing items processing in-house; and
- reduced marketing expenses totaling $490,000 primarily due to the elimination of certain legacy marketing initiatives no longer deemed to be effective and the reassessment of current marketing strategies and outsourcing arrangements.

The above decreases were partially offset by an increase in compensation and mandatory benefits due to separation expenses totaling $345,000 during the fourth quarter of 2007 related to the separation of two senior officers as previously disclosed in separate regulatory filings and the consolidation of retail lending operations. The Company also incurred separation expense of $280,000 during the first quarter of 2007 related to its reduction in force. In addition, net occupancy expense and furniture and equipment expense increased during 2007 as a result of the opening of two new full service banking centers in Tinley Park, Illinois and Merrillville, Indiana combined with the implementation of the Company's new digital phone system.

The Company's efficiency ratio was 73.3% and 83.3%, respectively, for 2007 and 2006. The Company's core efficiency ratio was 67.5% and 67.9%, respectively, for 2007 and 2006. The efficiency ratio and core efficiency ratio during 2007 were positively impacted by the increases in net interest income and non-interest income and by the decrease in non-interest expense as discussed above. For the Company's reconciliation of its efficiency ratio and core efficiency ratio, see "Item 6. Selected Financial Data" of this Annual Report on Form 10-K.

Income Tax Expense

The Company's income tax expense was $2.3 million and $618,000, respectively, for 2007 and 2006 and the effective income tax rate was 23.5% and 10.4%. The increase in the effective tax rate was mainly a result of a decrease in the percentage of permanent tax items to pre-tax income and the recognition in 2006 of tax benefits relating to certain tax positions taken on prior year tax returns that had not been recognized for financial reporting purposes. During the fourth quarter of 2006, management determined that the tax liabilities established for these tax uncertainties were no longer required. The Company's effective tax rate remains lower than the statutory tax rate primarily due to the Company's investment in bank-owned life insurance and the application of available tax credits.

CHANGES IN FINANCIAL CONDITION FOR 2008

General

During 2008, the Company's total assets decreased by $28.4 million to $1.12 billion from $1.15 billion at December 31, 2007. The significant changes in the composition of the Company's statement of condition during 2008 include a net decrease in:

- cash and cash equivalents of $19.8 million;
- gross loans receivable of $43.2 million; and
- total deposits of $39.2 million.

These decreases were partially offset by an increase in securities available-for-sale of $26.7 million and an increase in borrowed money of $37.5 million.

Securities

The Company manages its securities portfolio to adjust balance sheet interest rate sensitivity to insulate net interest income against the impact of changes in market interest rates, to maximize the return on invested funds within acceptable risk guidelines and to meet pledging and liquidity requirements.

The Company adjusts the size and composition of its securities portfolio according to a number of factors including expected loan growth, the interest rate environment and projected liquidity. The amortized cost of the Company's available-for-sale securities and their fair values were as follows for the dates indicated:

	December 31,								
	2008			2007			2006		
	Par Value	Amortized Cost	Fair Value	Par Value	Amortized Cost	Fair Value	Par Value	Amortized Cost	Fair Value
	(Dollars in thousands)								
Available-for-sale securities:									
Government sponsored entity securities (*GSE*)	$ 98,400	$ 97,987	$ 102,345	$ 141,300	$ 140,301	$ 143,146	$ 268,655	$ 267,148	$ 266,914
Mortgage-backed securities	10,881	10,774	10,856	12,545	12,587	12,563	20,119	20,234	19,988
Collateralized mortgage obligations	118,787	116,175	113,936	57,635	56,672	57,180	10,591	10,612	10,522
Trust preferred securities	30,966	27,668	24,133	10,000	8,900	8,900	—	—	—
Equity securities	—	—	—	3,176	3,344	2,805	1,218	1,385	1,501
	$ 259,034	$ 252,604	$ 251,270	$ 224,656	$ 221,804	$ 224,594	$ 300,583	$ 299,379	$ 298,925

Securities available-for-sale were $251.3 million at December 31, 2008 compared to $224.6 million at December 31, 2007. As a result of opportunities created during 2008 by market imbalances associated with fears surrounding securities with mortgage related collateral or tied to the mortgage industry, the Company purchased over $6.1 million of agency issued collateralized mortgage obligations; $25.8 million of seasoned AAA-rated senior tranches of collateralized mortgage obligations; and $42.3 million of seasoned, senior, AAA-rated commercial mortgage-backed securities. The Company also purchased $6.9 million of agency issued mortgage-backed securities and $21.1 million in discounted, AAA-rated, super-senior pooled trust preferred securities during 2008.

The collateralized mortgage obligation portfolio is comprised of AAA-rated securities mainly backed by conventional residential mortgages, with 15-year, fixed-rate, prime loans originated prior to 2005, low historical delinquencies, weighted-average credit scores in excess of 725 and loan-to-values under 50%. The underlying collateral of the collateralized mortgage obligation portfolio had a weighted-average 90-day delinquency ratio of 0.17% at December 31, 2008.

The commercial mortgage-backed securities portfolio consists mainly of short-term, senior (A1, A2, and A3) tranches of seasoned issues with extensive subordination and limited balloon risk. All bonds are rated AAA. The majority of the tranches owned can withstand 100% default rates at 50% severities with no risk to principal. The weighted-average debt service coverage ratio of the collateral backing this portfolio, excluding 100% defeased tranches, was 1.88x at December 31, 2008. The weighted-average loan-to-value of the collateral backing this portfolio, excluding 100% defeased tranches, was 59% at December 31, 2008.

The Company's pooled trust preferred securities are all super senior and backed by senior securities issued mainly by bank and thrift holding companies. Internally and externally produced analysis suggests immediate default rates of 50% on the original collateral are necessary before a break in yield occurs. Additionally, as deferrals and defaults on the underlying collateral increase, cash flows are increasingly diverted from mezzanine and subordinate tranches to pay down principal on the super senior tranches.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements (SFAS 157)* which defines and establishes a framework for measuring fair value, when required or elected, and expands fair value disclosure requirements. At the same time, the Company also adopted Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* (*SFAS 159*) which permits the election of the fair value measurement method for certain financial assets and liabilities.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as the Company's internal information. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 – Unadjusted quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth the Company's financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis during 2008.

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(Dollars in thousands)		
Securities available-for-sale	$ 251,270	$ —	$ 227,137	$ 24,133

Securities available-for-sale are measured at fair value on a recurring basis. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed-income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. In addition, model processes, such as an option adjusted spread model is used to develop prepayment and interest rate scenarios for securities with prepayment features. Changes in the fair market value of the Company's securities available-for-sale are recorded in other comprehensive income.

Level 3 models are utilized when quoted prices are not available for certain securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics and implied volatilities.

The Company determined that Level 3 pricing models should be utilized for valuing its investments in pooled trust preferred securities. The market for these securities at December 31, 2008 was not active and markets for similar securities were also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which pooled trust preferred securities trade and then by a significant decrease in the volume of trades relative to historical levels. During 2008, bid-ask spreads on these securities climbed as high as $25.00 from bid-ask spreads of less than $1.00 from when securities were actively traded. The new issued market is also inactive as no new trust preferred securities have been issued since 2007. There are currently very few market participants who are willing and or able to transact for these securities.

The market values for these securities (and any securities other than those issued or guaranteed by the U.S. Treasury) were very depressed at December 31, 2008 relative to historical levels. For example, the yield spreads for the broad market of investment grade and high yield corporate bonds reached all time wide levels versus U.S. Treasury securities at the end of November 2008 and remained near those levels at December 31, 2008. Thus in the current market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general versus being an indicator of credit problems with a particular issuer.

Given conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, management determined:

- the few observable transactions and market quotations that are available are not reliable for purposes of determining fair value at December 31, 2008; and
- an income valuation approach technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be equally or more representative of fair value than the market approach valuation technique.

All pooled trust preferred securities were issued between November 2004 and November 2007 and mature between December 2035 and March 2038. Of the five pooled trust preferred securities held by the Company, all are "Super Senior" and at December 31, 2008 are rated AAA. Subsequent to year end, four were downgraded to AA- and one was downgraded to A+. Each of the securities held has at least one AAA-rated subordinate tranche and several other subordinate tranches supporting the Company's "Super Senior" tranches. Interest payments are current on all of the securities held. Principal returns are increasingly directed to senior tranches as deferrals and defaults on the underlying collateral increase.

The Company's internal model estimates expected future cash flows discounted using a rate management believes is representative of current market conditions. In determining expected cash flows, the Company assumed any defaulted underlying issues will not have any recovery and underlying issues that are currently deferring or in receivership or conservatorship will eventually default and not have any recovery. In addition, the Company's internal model estimates cash flows to maturity and assumes no early redemptions of principal due to call options or successful auctions.

The Company's held-to-maturity securities had an amortized cost of $6.9 million and $3.9 million, respectively, at December 31, 2008 and 2007 with $161,000 and $38,000, respectively, of gross unrealized holding gains.

The Company evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, to determine if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in FSP 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. If management determines that an investment experienced an OTTI, the loss is recognized in the income statement as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income (loss) in stockholders' equity) and not recognized in income until the security is ultimately sold.

On September 7, 2008, the Treasury Department and the Federal Housing Finance Authority placed Fannie Mae and Freddie Mac into conservatorship. This action caused the Company's investment in Fannie Mae and Freddie Mac preferred stocks to significantly decline during the second half of 2008. At December, 31, 2008, the Company's investment in these preferred stocks was zero after management determined the declines in market value to be other than temporary resulting in OTTI charges totaling $582,000, $3.5 million and $282,000, respectively, during the second, third and fourth quarters of 2008.

At December 31, 2008, the remainder of the Company's securities available-for-sale with an unrealized loss position was in management's belief primarily due to differences in market interest rates coupled with an illiquid fixed-income market. Management does not believe any of these securities are other-than-temporarily impaired. At December 31, 2008, the Company has both the intent and ability to hold these impaired securities for a period of time necessary to recover the unrealized losses; however, the Company may from time to time dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

The following table sets forth certain information regarding the maturities and weighted average yield of the Company's securities as of December 31, 2008. The amounts and yields listed in the table are based on amortized cost.

	GSE Securities		Mortgage Backed Securities (1)		Collateralized Mortgage Obligations (1)		Commercial Mortgage-Backed Securities (2)		State and Municipal		Trust Preferred Securities (3)		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)													
Maturities:														
Less than 1 year..........	$ 38,616	4.81%	$ 927	3.67%	$ 4,965	5.65%	$ 10,128	6.06%	$ 1,940	2.89%	$ —	—%	$ 56,576	5.03%
1 to less than 5 years........	59,371	5.05	9,847	4.39	61,871	5.41	29,541	6.05	5,000	3.34	—	—	165,630	5.27
5 to less than 10 years......	—	—	—	—	9,670	5.87	—	—	—	—	—	—	9,670	5.87
10 years and over............	—	—	—	—	—	—	—	—	—	—	27,668	3.35	27,668	3.35
Total securities	$ 97,987	4.95%	$ 10,774	4.33%	$ 76,506	5.49%	$ 39,669	6.05%	$ 6,940	3.21%	$ 27,668	3.35%	$ 259,544	5.04%
Average months to maturity......	14		38		42		18		25		334		69	

(1) The Company's mortgage-backed securities and collateralized mortgage obligations are amortizing in nature. As such, the maturities presented in the table for these securities are based on historical and estimated prepayment rates for the underlying mortgage collateral and were calculated using prepayment speeds based on the trailing three-month CPR (*Constant Prepayment Rate*). The estimated average lives may differ from actual principal cash flows since cash flows include prepayments and scheduled principal amortization.

(2) The Company's commercial mortgage-backed securities are amortizing in nature. As such, the maturities presented in the table for these securities are based on contractual payment assumptions for the underlying collateral and were calculated using a prepayment speed of 0 CPY (*Constant Prepayment Yield*).

(3) The Company's pooled trust preferred securities have floating rates. The projected yields are calculated to the contractual maturity and are based on the coupon rates at December 31, 2008 and fourth quarter of 2008 prepayment rates.

LOANS

The following table sets forth the composition of the Bank's loans receivable and the percentage of loans by category as of the dates indicated.

	2008		2007		2006		2005		2004	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars in thousands)					
Commercial loans:										
Commercial and industrial	$ 64,021	8.5%	$ 60,398	7.6%	$ 35,743	4.5%	$ 61,956	6.8%	$ 58,682	5.9%
Commercial real estate – owner occupied	85,565	11.4	82,382	10.4	—	—	—	—	—	—
Commercial real estate – non-owner occupied	222,048	29.6	207,270	26.1	339,110	42.2	381,956	41.6	396,420	40.1
Commercial real estate – multifamily	40,503	5.4	38,775	4.9	—	—	—	—	—	—
Commercial construction and land development	70,848	9.5	117,453	14.8	128,529	16.0	136,558	14.9	145,162	14.7
Total commercial loans	482,985	64.4	506,278	63.8	503,382	62.7	580,470	63.3	600,264	60.7
Retail loans:										
One-to-four family residential	203,797	27.2	212,598	26.8	225,007	28.1	235,359	25.7	277,501	28.1
Home equity lines of credit	58,918	7.8	60,326	7.6	70,527	8.8	96,403	10.5	102,981	10.5
Retail construction and land development	2,650	0.4	11,131	1.4	—	—	—	—	—	—
Other	1,623	0.2	2,803	0.4	3,467	0.4	5,173	0.5	7,339	0.7
Total retail loans	266,988	35.6	286,858	36.2	299,001	37.3	336,935	36.7	387,821	39.3
Total loans receivable, net of unearned fees	$ 749,973	100.0%	$ 793,136	100.0%	$ 802,383	100.0%	$ 917,405	100.0%	$ 988,085	100.0%

During the fourth quarter of 2008, the Bank revised its classification of commercial real estate loans to provide a better understanding of the types of commercial real estate loans within its loan portfolio. The new method of presentation identifies commercial real estate loans that are owner occupied, non-owner occupied and multifamily loans. Loans to owner occupied businesses are generally engaged in manufacturing, sales and/or services. Management believes that these loans have a lower risk profile than traditional commercial real estate loans since they are primarily dependant on the borrower's business-generated cash flows for repayment, not on the conversion of real estate that may be pledged as collateral. Loans related to rental income producing properties, properties intended to be sold and properties collateralizing hospitality loans will continue to be classified as commercial real estate – non-owner occupied loans. Loans related to residential rental properties such as apartment complexes are now classified as commercial real estate loans – multifamily. Completing these changes in presentation involved a loan-by-loan review of the Bank's commercial real estate loans. The new presentation methodology is being implemented only as of December 31, 2007 and prospectively, as it is impractical to apply it to data from 2006, 2005 and 2004. The classification of construction and land development and one-to-four family residential loans was also reviewed resulting in a reclassification of all one-to-four family construction and lot loans previously identified in construction and land development as retail construction loans within the Bank's retail loan category since these loans are typically loans on single lots for the construction of the borrower's primary residence.

The Company's loans receivable totaled $750.0 million at December 31, 2008 compared to $793.1 million at December 31, 2007. The commercial loan portfolio decreased $23.3 million (4.6%) primarily as a result of a $46.6 million (39.7%) decrease in commercial construction and land development loans partially offset by a $14.8 million (7.1%) increase in non-owner occupied commercial real estate loans. The decrease in commercial construction and land development loans is due to the Company continuing to reduce its exposure in this portion of the loan portfolio in addition to $13.3 million of partial charge-offs resulting from management's review of specific collateral dependent loans. Also contributing to the decrease in commercial construction and land development loans is the $2.5 million transfer of one loan to other real estate owned in the third quarter of 2008. The $14.8 million (7.1%) increase in non-owner occupied commercial real estate loans is partially the result of $28.5 million commercial construction and land development loans converted to permanent non-owner occupied commercial real estate loans during 2008.

The Company has experienced increased loan production as a result of the realignment of its Business Banking team. For 2008, the Company originated $84.6 million of commercial loans, which included $18.2 million of commercial and industrial loans, $14.9 million of owner occupied commercial real estate loans and $42.1 million of other commercial real estate loans. In addition, the Company originated $64.1 million of commercial lines of credit during the same period. This activity net of principal repayments resulted in an overall increase of $23.3 million in the Company's commercial loan portfolio since December 31, 2007. At December 31, 2008, the Company had $27.5 million in the approved but not yet closed commercial loan pipeline, of which, $9.4 million are commercial and industrial loans, $2.1 million are owner occupied commercial real estate loans and lines of credit, $10.7 million are other commercial real estate and $5.3 million are commercial construction projects.

The Bank has also invested, on a participating basis, in loans originated by other lenders and loan syndications. The Bank has historically invested in these types of loans to supplement the direct origination of its commercial loan portfolio. Based on the Bank's recent experience with margin contraction and detected credit risks in excess of the Bank's risk tolerances in the opportunities being presented in this portion of the loan portfolio, it is reducing its reliance on these types of loans and has not been involved in investing in any new syndications and participations during 2008. The Company had participations and syndication loans outstanding at December 31, 2008 totaling $30.8 million in construction and land development; $28.7 million in loans secured by non-owner occupied commercial real estate and $1.1 million in commercial and industrial loans. The Bank's total participations and syndications by state are presented in the table below for the dates indicated.

	December 31, 2008		December 31, 2007		
	Amount	% of Total	Amount	% of Total	% Change
	(Dollars in thousands)				
Illinois	$ 25,012	41.3%	$ 39,459	47.8%	(36.6)%
Indiana	13,474	22.3	11,361	13.8	18.6
Ohio	9,734	16.1	15,759	19.1	(61.8)
Florida	6,590	10.9	7,375	8.9	(10.6)
Colorado	3,103	5.1	2,834	3.4	9.5
Texas	1,473	2.4	3,808	4.6	(38.7)
New York	1,150	1.9	1,957	2.4	(58.8)
Total participations and syndications	$ 60,536	100.0%	$ 82,553	100.0%	(26.7)%

The retail loan portfolio decreased $19.9 million (6.9%) primarily as a result of a decrease of $8.8 million (4.1%) in one-to-four family residential loans and an $8.5 million (76.2%) decrease in retail construction and land development loans. The Company's decrease in these retail loans is due to the reduction in marketing focus on these types of loans attributable to the current economic environment.

Loan Concentrations

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. At December 31, 2008, the Company had a concentration of loans secured by office and/or warehouse buildings of $195.8 million or 26.1% of its total loan portfolio. Loans secured by these types of collateral involve higher principal amounts. The repayment of these loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate market or in the economy. The Company's previous concentration of loans secured by properties utilized in the hospitality industry continued to decrease to $64.7 million, or 8.6% of the Company's total loan portfolio at December 31, 2008. At December 31, 2007 the balance of these loans was $77.9 million, or 9.8% of the total loan portfolio, and $79.0 million, or 9.8% of the total loan portfolio, at December 31, 2006. Included are loans to resort hotels, corporate meeting hotels and travel hotels/motels. At December 31, 2008, the Company had no other concentrations of loans to any industry exceeding 10% of its total loan portfolio.

Contractual Principal Repayments and Interest Rates

The following table sets forth scheduled contractual amortization of the Bank's commercial loans at December 31, 2008, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans and loans having no scheduled repayments and no stated maturity are reported as due in one year or less.

	Total at December 31, 2008 (1)	Principal Repayments Contractually Due in Year(s) Ended December 31, 2009	2010-2012 (2)	Thereafter (2)
		(Dollars in thousands)		
Commercial loans:				
Commercial and industrial	$ 63,829	$ 28,247	$ 17,422	$ 18,160
Commercial real estate – owner occupied	85,628	8,709	15,778	61,141
Commercial real estate – non-owner occupied	222,244	28,378	110,931	82,935
Commercial real estate – multifamily	40,553	2,163	12,960	25,430
Commercial construction and land development	70,903	55,095	12,327	3,481
Total commercial loans	$ 483,157	$ 122,592	$ 169,418	$ 191,147

(1) Gross loans receivable does not include deferred fees and costs of $171,000 as of December 31, 2008.

(2) Of the $360.6 million of loan principal repayments contractually due after December 31, 2009, $166.4 million have fixed interest rates and $194.2 million have variable interest rates which reprice from one month up to five years.

Scheduled contractual loan amortization does not reflect the expected term of the Bank's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sale clauses, which give the Bank the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current market rates of interest for mortgage loans are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are higher than current market rates as borrowers refinance adjustable-rate and fixed-rate loans at lower rates. Under the latter circumstance, the yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

ALLOWANCE FOR LOSSES ON LOANS

The allowance for losses on loans is maintained at a level management believes is sufficient to absorb credit losses inherent in the loan portfolio. The allowance for losses on loans represents management's estimate of probable incurred losses in the loan portfolio at each statement of condition date and is based on the review of available and relevant information. Management's quarterly evaluation of the adequacy of the allowance is based in part on the Company's historical charge-offs and recoveries; levels of and trends in delinquencies; impaired loans and other classified loans; concentrations of credit within the commercial loan portfolio; volume and type of lending; and current and anticipated economic conditions. In addition, management considers expected losses resulting in specific credit allocations for individual loans not considered above. The analysis of each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the amount and timing of future cash flows and collateral values.

Loan losses are charged off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value, while recoveries of amounts previously charged off are credited to the allowance. The Company assesses the adequacy of the allowance for losses on loans on a quarterly basis and adjusts the allowance for losses on loans by recording a provision for losses on loans in an amount sufficient to maintain the allowance at a level deemed appropriate by management. While management believes that at December 31, 2008 the allowance for losses on loans was adequate, it is possible that further deterioration in the economy, devaluations of collateral held or requirements from regulatory agencies may require future provisions to the allowance. See further analysis in the "Critical Accounting Policies" previously discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as "Note 1. Summary of Significant Accounting Policies" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

The following table sets forth the activity in the Bank's allowance for losses on loans during the periods indicated:

	Year Ended December 31,				
	2008 (1)	2007 (1)	2006	2005	2004
	(Dollars in thousands)				
Allowance at beginning of period	$ 8,026	$ 11,184	$ 12,939	$ 13,353	$10,453
Provision	26,296	2,328	1,309	1,580	8,885
Charge-offs:					
Commercial loans:					
Commercial and industrial	(74)	(231)	(241)	(505)	(903)
Commercial real estate – owner occupied	(1,699)	—	—	—	—
Commercial real estate – non-owner occupied	(3,054)	(4,260)	(2,987)	(877)	(3,635)
Commercial real estate – multifamily	—	—	—	—	—
Commercial construction and land development	(13,255)	(776)	—	—	(1,206)
Total commercial loans	(18,082)	(5,267)	(3,228)	(1,382)	(5,744)
Retail loans:					
One-to-four family residential	(376)	(1)	(109)	(320)	(217)
Home equity lines of credit	(243)	(208)	(80)	(201)	—
Retail construction and land development	—	—	—	—	—
Other	(197)	(200)	(211)	(270)	(268)
Total retail loans	(816)	(409)	(400)	(791)	(485)
Total charge-offs	(18,898)	(5,676)	(3,628)	(2,173)	(6,229)
Recoveries:					
Commercial loans:					
Commercial and industrial	10	9	110	2	105
Commercial real estate – owner occupied	—	—	—	—	—
Commercial real estate – non-owner occupied	14	102	318	21	7
Commercial real estate – multifamily	—	—	—	—	—
Commercial construction and land development	61	18	43	73	—
Total commercial loans	85	129	471	96	112
Retail loans:					
One-to-four family residential	1	—	18	1	104
Home equity lines of credit	5	14	12	29	3
Retail construction and land development	—	—	—	—	—
Other	43	47	63	53	25
Total retail loans	49	61	93	83	132
Total recoveries	134	190	564	179	244
Net loans charged-off to allowance for losses on loans	(18,764)	(5,486)	(3,064)	(1,994)	(5,985)
Allowance at end of period	$ 15,558	$ 8,026	$ 11,184	$ 12,939	$13,353
Allowance for losses on loans to total non-performing loans at end of period	28.44%	27.11%	40.64%	61.49%	48.25%
Allowance for losses on loans to total loans at end of period	2.07	1.01	1.39	1.41	1.35
Ratio of net loans charged-off to average loans outstanding for the period	2.49	0.68	0.36	0.21	0.60

(1) At December 31, 2007, the Bank segmented its commercial real estate portfolio into owner occupied, non-owner occupied and multifamily loans. The new presentation methodology is being implemented only as of December 31, 2007 and prospectively, as it is impractical to apply it to data from 2006, 2005 and 2004. See further discussion in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

At December 31, 2008, the allowance for losses on loans increased by $7.5 million, or 93.8%, from 2007. The allowance for losses on loans represented 28.4% and 27.1%, respectively, of the Bank's non-performing loans and 2.07% and 1.01%, respectively, of its total loans receivable at December 31, 2008 and 2007. When management evaluates a non-performing collateral dependent loan and identifies a collateral shortfall, management will charge-off the collateral shortfall. As a result, the Company is not required to maintain an allowance for losses on loans on these loans as the loan balance has already been written down to its net realizable value (fair value less estimated costs to sell the collateral). The above ratios have been negatively affected by partial charge-offs of $16.8 million on $26.0 million of collateral dependent non-performing loans through December 31, 2008 and impairment reserves totaling $5.9 million on other non-performing loans at December 31, 2008.

The provision for losses on loans increased to $26.3 million in 2008 from $2.3 million in 2007 and $1.3 million in 2006. The increase in the 2008 provision reflects reduced collateral valuations on non-performing loans as well as an increase in general reserves.

Net charge-offs for 2008 totaled $18.8 million, or 2.5% of average loans outstanding, as compared to $5.5 million, or 0.7% of average loans outstanding, for 2007. Gross charge-offs in 2008 totaled $18.9 million, an increase of $13.2 million from 2007. This increase primarily reflects the deteriorating market conditions, declines in collateral values and a lack of activity in residential housing and land development. During 2008, the Company realized $13.3 million of partial charge-offs related to certain impaired commercial construction and land development loans that previously totaled $34.1 in the aggregate. Of these partial charge-offs, one loan totaling $2.4 million was transferred to other real estate owned. An additional $2.6 million was realized by the Company as full charge-offs related to certain non-owner occupied commercial real estate loans.

Allocation of the Allowance for Losses on Loans

The Bank allocates its allowance for losses on loans by loan category. Various percentages are assigned to the loan categories based on their historical loss factors. These historical loss factors are adjusted for various qualitative factors including trends in delinquencies and impaired loans; charge-offs and recoveries; volume and terms of loans; underwriting practices; lending management and staff; economic trends and conditions; industry conditions; and credit concentrations. The allocation of the allowance for losses on loans is reviewed and approved by the Bank's Loan Committee. The following table shows the allocation of the allowance for losses on loans by loan type for each of the last five years:

	December 31,									
	2008		2007		2006		2005		2004	
	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category	Allowance Allocation	Allowance as a % of Category
	(Dollars in thousands)									
Residential real estate:										
One-to-four family owner occupied	$ 1,744	0.68%	$ 1,266	0.46%	$ 1,395	0.47%	$ 1,064	0.33%	$ 730	0.20%
One-to-four family non-owner occupied	186	0.59	127	0.46	129	0.47	88	0.33	56	0.20
Multifamily	611	1.52	430	1.15	437	1.09	362	0.67	1,005	1.20
Business/Commercial real estate	10,894	3.75	3,944	1.33	7,437	2.53	9,711	2.45	9,368	2.34
Business/Commercial non-real estate	1,241	1.97	659	1.15	653	1.34	1,137	2.28	1,412	3.36
Developed Lots	352	0.98	319	0.62	224	0.39	105	0.36	125	0.36
Land	252	0.58	1,069	2.12	695	1.34	149	0.36	289	0.63
Consumer non-real estate	278	4.60	212	4.35	214	3.90	323	3.89	368	3.55
Total allowance for losses on loans	$ 15,558		$ 8,026		$ 11,184		$ 12,939		$ 13,353	

ASSET QUALITY

General

All of the Bank's assets are subject to review under its classification system. See discussion on "Potential Problem Assets" below. Impaired loans are reviewed quarterly by the Bank's Loan Committee. The Board of Directors reviews the Bank's classified assets (including impaired loans) on a quarterly basis. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made prior to 30 days after a payment is due. Late charges are generally assessed after 15 days with additional efforts being made to collect the past due payments. While the Bank generally prefers to work with borrowers to resolve delinquency problems, when the account becomes 90 days delinquent, the Bank may institute foreclosure or other proceedings, as deemed necessary, to minimize any potential loss.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. The Bank generally does not accrue interest on loans past due 90 days or more.

Real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until sold. Foreclosed assets are held for sale and such assets are carried at the lower of fair value minus estimated costs to sell the property or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed, and costs incurred for the improvement or development of such property are capitalized up to the extent of the property's net realizable value.

Non-Performing Assets

The following table summarizes the Company's non-accrual loans as well as information relating to the Company's non-performing assets at the dates indicated. Loans are placed on non-accrual status when, in management's judgment, the probability of collection of interest is deemed to be insufficient to warrant further accrual.

	December 31,				
	2008 (1)	2007 (1)	2006	2005	2004
	(Dollars in thousands)				
Non-accrual loans:					
Commercial loans:					
Commercial and industrial	$ 2,551	$ 281	$ 455	$ 94	$ 236
Commercial real estate – owner occupied	4,141	5,871	—	—	—
Commercial real estate – non-owner occupied	22,337	3,506	15,863	17,492	19,197
Commercial real estate – multifamily	342	229	—	—	—
Commercial construction and land	20,428	15,960	7,192	77	1,895
Total commercial loans	49,799	25,847	23,510	17,663	21,328
Retail loans:					
One-to-four family residential	3,048	2,706	3,177	2,929	5,855
Home equity lines of credit	1,570	749	772	429	460
Retail construction and land	279	279	—	—	—
Other	5	19	58	20	32
Total retail loans	4,902	3,753	4,007	3,378	6,347
Total non-accrual loans	54,701	29,600	27,517	21,041	27,675
Other real estate owned, net	3,242	1,162	321	540	525
Total non-performing assets	$57,943	$30,762	$27,838	$21,581	$28,200
90 days past due loans still accruing interest	605	—	—	—	—
Total non-performing assets plus 90 days past due loans still accruing interest	$58,548	$30,762	$27,838	$21,581	$28,200
Non-performing assets to total assets	5.16%	2.67%	2.22%	1.74%	2.14%
Non-performing loans to total loans	7.29	3.73	3.43	2.29	2.80

---

(1) At December 31, 2007, the Bank segmented its commercial real estate portfolio into owner occupied, non-owner occupied and multifamily loans. The new presentation methodology is being implemented only as of December 31, 2007 and prospectively, as it is impractical to apply it to data from 2006, 2005 and 2004. See further discussion in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Due to the current economic conditions and the lack of activity in the real estate and construction and land development sectors, the Company experienced a $25.1 million increase in its non-accrual loans from December 31, 2007 to $54.7 million at December 31, 2008. The increase is primarily a result of a $24.0 million increase in the Company's commercial loans of which $18.8 million related to commercial real estate – non-owner occupied and $4.5 million related to commercial construction and land development loans. The increase in non-performing commercial real estate – non-owner occupied loans was primarily due to the fourth quarter transfer to non-accrual status of $11.2 million of loans as the Company identified borrowers who were not currently able to generate sufficient cash flows to repay the loans according to the original terms. During the third quarter of 2008, three loans in this category totaling $10.8 million were transferred to non-accrual status. The increase in non-performing commercial construction and land development was primarily related to the 2008 transfers to non-accrual status of certain loans totaling $20.2 million and $13.1 million in subsequent partial charge-offs, a $1.5 million payoff and the transfer of a $2.4 million loan to other real estate owned during 2008.

Included in the above non-performing loan totals are non-performing syndications and purchased participations as identified by loan category in the table below.

	December 31, 2008	December 31, 2007	% Change
		(Dollars in thousands)	
Commercial real estate – non-owner occupied	$ 10,354	$ —	— %
Commercial construction and land	10,973	12,572	(12.7)
Total non-performing syndications and purchased participations	$ 21,327	$ 12,572	69.6%
Percentage of total non-performing loans	39.0%	42.5%	
Percentage of total syndications and purchased participations	35.2	15.2	

The table below provides the detail for the Company's non-accrual syndications and purchased participations by state as of the dates indicated.

	December 31, 2008	December 31, 2007	% Change
		(Dollars in thousands)	
Illinois	$ 12,261	$ 7,484	63.8 %
Indiana	5,423	—	—
Florida	3,643	2,627	38.7
Texas	—	2,461	(100.0)
Total non-performing syndications and purchased participations	$ 21,327	$ 12,572	69.6%

The Company continues to explore ways to reduce its overall exposure in these non-performing loans through various alternatives, including the potential sale of certain of these non-performing assets. Any future impact to the Company's allowance for losses on loans in the event of such sales or other similar actions cannot be reasonably determined at this time.

The interest income that would have been recorded during 2008, if all of the Bank's non-performing loans at the end of the year had been current in accordance with their terms during the year, was $3.0 million. The actual amount of interest recorded as income (on a cash basis) on these loans during the year totaled $188,000.

The Company's disclosure with respect to impaired loans is contained in "Note 3. Loans Receivable" in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Potential Problem Assets

Federal regulations require that each insured institution maintain an internal classification system as a means of reporting problem and potential problem assets. Furthermore, in connection with examinations of insured institutions, federal examiners have the authority to identify problem assets and, if appropriate, classify them. There are three adverse classifications for problem assets:

- *Substandard* assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected.
- *Doubtful* assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high probability of loss.
- *Loss* assets are considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.

Federal examiners have designated another category as "special mention" for assets which have some identified weaknesses but do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.

The Company's potential problem assets are defined as loans classified substandard, doubtful or loss pursuant to the Company's internal loan grading system that do not meet the definition of a non-performing asset. These loans are identified as a potential problem asset due to the borrowers' financial operations or financial condition which caused the Bank's management to question the borrowers' future ability to comply with their contractual repayment terms. Management's decision to include performing loans in potential problem assets does not necessarily mean that it expects losses to occur but that it recognizes potential problem assets carry a higher probability of default. Potential problem assets totaled $6.1 million at December 31, 2008 and $4.4 million at December 31, 2007. The increase from 2007 was related to the downgrade of one commercial construction and land development loan totaling $2.8 million to substandard during 2008 over concerns about the ability to fund the underlying project as originally intended. During the fourth quarter of 2008, a $1.2 million multifamily loan was brought current.

DEPOSITS

The following table sets forth the dollar amount of deposits and the percentage of total deposits in each deposit category offered by the Bank at the dates indicated.

	December 31,					
	2008		2007		2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
			(Dollars in thousands)			
Checking accounts:						
Non-interest bearing	$ 64,809	7.9%	$ 62,306	7.2%	$ 58,547	6.5%
Interest-bearing	105,758	12.8	107,467	12.5	100,912	11.1
Money market accounts	163,205	19.8	171,470	19.9	182,153	20.1
Savings accounts	114,633	13.9	127,297	14.7	148,707	16.4
Core deposits	448,405	54.4	468,540	54.3	490,319	54.1
Certificates of deposit:						
Less than $100,000	253,989	30.8	263,134	30.5	281,810	31.1
$100,000 or more	121,703	14.8	131,598	15.2	134,966	14.9
Time deposits	375,692	45.6	394,732	45.7	416,776	45.9
Total deposits	$824,097	100.0%	$863,272	100.0%	$907,095	100.0%

As of December 31, 2008, the aggregate amount of outstanding time certificates of deposit in amounts greater than or equal to $100,000 was $121.7 million. The following table presents the maturity of these time certificates of deposit.

	December 31, 2008
	(Dollars in thousands)
3 months or less	$ 44,043
Over 3 months through 6 months	33,079
Over 6 months through 12 months	30,489
Over 12 months	14,092
	$ 121,703

The Company's total deposits decreased 4.5% to $824.1 million at December 31, 2008 from $863.3 million at December 31, 2007. Total core deposits decreased by $20.1 million, or 4.3%, primarily due to a decrease in money market and savings accounts. Total certificates of deposit decreased by $19.0 million. Tightening liquidity in the financial services sector has resulted in increased interest rates paid on certificates of deposit and money market accounts and made balances in these types of accounts more vulnerable to above market rates paid by institutions facing liquidity issues. The Company continues to be disciplined in pricing these deposits.

The Company offers specific deposit agreements to local municipalities and other public entities. The following table identifies the dollar amount of municipal deposits in each deposit category for the dates indicated.

	December 31,					
	2008		2007		2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
			(Dollars in thousands)			
Checking accounts:						
Non-interest bearing	$ 1,325	2.2%	$ 1,028	1.6%	$ 59	0.1%
Interest-bearing	9,688	16.5	13,022	20.9	369	0.7
Money market accounts	28,208	48.1	31,610	50.6	46,321	85.0
Core deposits	39,221	66.8	45,660	73.1	46,749	85.8
Certificates of deposit	19,465	33.2	16,803	26.9	7,728	14.2
Total municipal deposits	$ 58,686	100.0%	$ 62,463	100.0%	$ 54,477	100.0%

In addition, the Company offers a repurchase sweep agreement (*Repo Sweep*) account which allows public entities and other business depositors to earn interest with respect to checking and savings deposit products offered. The depositor's excess funds are swept from a deposit account and are used to purchase an interest in securities owned by the Bank. The swept funds are not recorded as deposits by the Bank and instead are classified as other short-term borrowings which provide a lower-cost funding alternative for the Company as compared to FHLB advances. At December 31, 2008, the Company had $17.5 million in Repo Sweeps which are not included in the above deposit totals, of which $8.7 million were Repo Sweeps with municipalities and other public entities.

BORROWED MONEY

The Company's borrowed money consisted of the following at the dates indicated:

	December 31,			
	2008		2007	
	Weighted Average Contractual Rate	Amount	Weighted Average Contractual Rate	Amount
		(Dollars in thousands)		
Repo sweep accounts	0.82%	$ 17,512	3.42%	$ 18,014
Overnight federal funds purchased	0.45	10,800	4.50	6,000
FHLB – Indianapolis advances	2.41	144,800	4.14	113,072
Less: deferred premium on early extinguishment of debt		(175)		(1,627)
Total borrowed money	2.13	$172,937	4.06	$135,459

The Company's Repo Sweeps are treated as financings; the obligations to repurchase securities sold are reflected as short-term borrowings. The securities underlying these Repo Sweeps continue to be reflected as assets of the Company.

During the first quarter of 2008, the Company took advantage of a steepening yield curve and market imbalances and borrowed $60.0 million of FHLB debt and invested in higher yielding securities. Subsequently, the Company has repaid $85.0 million of FHLB debt maturing during 2008 by utilizing its excess liquidity. During the third and fourth quarter of 2008, the Company took advantage of the lower interest rates and borrowed an additional $41.9 million of FHLB advances to fund increased loan originations.

The Company's FHLB advances are reduced by the deferred premium on the early extinguishment of debt as a result of its 2004 FHLB debt restructure. As a result of the restructuring, the Company paid $42.0 million of prepayment penalties related to the restructured advances, a portion of which is deferred over the life of the new borrowings. The deferred premium on the early extinguishment of debt totaled $32.2 million and is being amortized as a charge to interest expense over the remaining life of the new borrowings. The Company internally computed the effect of the amortization on interest expense over the life of each of the new advances. For the years ended December 31, 2008 and 2007, the Company's increase in interest expense related to the Premium Amortization was $1.5 million and $4.5 million, respectively. The increase in interest expense related to the remaining unamortized deferred premium is expected to be $175,000 in the year ended December 31, 2009. The Premium Amortization will be fully recognized as of December 31, 2009.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2008 was $111.8 million compared to $130.4 million at December 31, 2007. The decrease during 2008 was primarily due to:

- net loss of $11.3 million;
- cash dividends declared during 2008 totaling $4.2 million;
- repurchases of shares of the Company's common stock during 2008 totaling $3.0 million; and
- a decrease in accumulated other comprehensive income of $2.6 million.

The following increases in stockholder's equity during 2008 partially offset the aforementioned decreases:

- shares earned under the Employee Stock Ownership Program (*ESOP*) totaling $1.1 million; and
- stock option exercises totaling $830,000.

During 2008, the Company repurchased 208,113 shares of its common stock at an average price of $14.40 per share pursuant to its share repurchase programs. At December 31, 2008, the Company had 448,612 shares remaining to be repurchased under its current program. Since its initial public offering in 1998, the Company has repurchased an aggregate of 14,054,160 shares of its common stock at an average price of $12.23 per share.

At December 31, 2008, the Bank was deemed to be well-capitalized based on its internal calculations with tangible and core regulatory capital ratios of 9.07% and a risk-based capital ratio of 13.21%. For further information on the Bank's regulatory capital see "Note 12. Stockholders' Equity and Regulatory Capital" in the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

LIQUIDITY AND COMMITMENTS

The Company's liquidity, represented by cash and cash equivalents, is a product of operating, investing and financing activities. The Company's primary sources of funds are:

- deposits and Repo Sweeps;
- scheduled payments of amortizing loans and mortgage-backed securities;
- prepayments and maturities of outstanding loans and mortgage-backed securities;
- maturities of investment securities and other short-term investments;
- funds provided from operations;
- federal funds lines of credit; and
- borrowings from the FHLB and Federal Reserve Bank.

The Bank's Asset Liability Committee is responsible for measuring and monitoring the Bank's liquidity profile. The Bank manages its liquidity to ensure stable, reliable and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals and investment opportunities. The Bank's general approach to managing liquidity involves preparing a monthly "funding gap" report which forecasts cash inflows and cash outflows over various time horizons and rate scenarios to identify potential cash imbalances. The Bank supplements its funding gap report with the monitoring of several liquidity ratios to assist in identifying any trends that may have an effect on available liquidity in future periods.

The Bank maintains a liquidity contingency plan that outlines the process for addressing a liquidity crisis. The plan assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

Scheduled payments from the amortization of loans, mortgage-backed securities, maturing investment securities and short-term investments are relatively predictable sources of funds, while deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions and competitive rate offerings.

At December 31, 2008, the Company had cash and cash equivalents of $19.1 million, a decrease from $38.9 million at December 31, 2007. The decrease was mainly the result of:

- purchases of available-for-sale securities totaling $102.9 million;
- decreases in deposit accounts totaling $39.3 million; and
- repayment of FHLB debt totaling $279.3 million.

The above cash outflows were partially offset by:

- proceeds from sales, maturities and paydowns of securities aggregating $69.9 million and
- proceeds from FHLB variable advances totaling $311.0 million.

The Company uses its sources of funds primarily to meet its ongoing commitments, fund loan commitments, fund maturing certificates of deposit and savings withdrawals, and maintain a securities portfolio. The Company anticipates that it will continue to have sufficient funds to meet its current commitments. The Bank was notified that one of its $15.0 million unsecured overnight federal funds line of credit was discontinued on March 5, 2009 at the corresponding bank's discretion. The Bank has recently been approved to borrow from the Federal Reserve Bank.

The liquidity needs of the Company consist primarily of operating expenses, dividend payments to stockholders and stock repurchases. The primary sources of liquidity are cash and cash equivalents and dividends from the Bank. The Company also has $5.0 million of available liquidity under a line of credit. The line of credit was obtained by the Company and is secured by all of the stock of the Bank held by the Company. The Company has not borrowed any funds under this line of credit. The Company received notice on December 31, 2008 from the lender that it will not be renewing the line which matures on March 21, 2009. *The Company is currently in discussions with other potential lenders to replace the maturing line; however, given current economic conditions and the de-leveraging taking place in the financial services industry, there are no assurances that the Company will be able to secure a replacement facility.*

Under OTS regulations, without prior approval, the dividends from the Bank are limited to the extent of the Bank's cumulative earnings for the year plus the net earnings (adjusted by prior distributions) of the prior two calendar years. During 2008, the parent company received $7.8 million in dividends from the Bank. At December 31, 2008, the parent company had $3.7 million in cash and cash equivalents. The parent company did not have securities available-for-sale at December 31, 2008. See also "Note 12. Stockholders' Equity and Regulatory Capital" in the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a further discussion of the Bank's ability to pay dividends.

Contractual Obligations

The following table presents significant fixed and determinable contractual obligations to third parties by payment date as of December 31, 2008.

	Payments Due by Period				
	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(Dollars in thousands)				
Federal Home Loan Bank advances (1)	$ 104,290	$ 30,644	$ 737	$ 9,129	$ 144,800
Short-term borrowings (2)	28,312	—	—	—	28,312
Operating leases	574	735	427	2,241	3,977
Dividends payable on common stock	432	—	—	—	432
	$ 133,608	$ 31,379	$ 1,164	$ 11,370	$ 177,521

---

(1) Does not include interest expense at the weighted-average contractual rate of 2.87% for the periods presented.

(2) Does not include interest expense at the weighted-average contractual rate of 0.68% for the periods presented.

See the "Borrowed Money" section for further discussion surrounding the Company's FHLB advances. The Company's operating lease obligations reflected above include the future minimum rental payments, by year, required under the lease terms for premises and equipment. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. See also "Note 4. Office Properties and Equipment" in the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further discussion related to the Company's operating leases.

The Company also has commitments to fund certificates of deposit which are scheduled to mature within one year or less. These deposits totaled $325.2 million at December 31, 2008. Based on historical experience and the fact that these deposits are at current market rates, management believes that a significant portion of the maturing deposits will remain with the Bank.

Off-Balance-Sheet Obligations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. The Company's exposure to credit loss in the event of non-performance by the third party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following table details the amounts and expected maturities of significant commitments at December 31, 2008.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(Dollars in thousands)				
Commitments to extend credit:					
Commercial	$ 17,083	$ 5	$ 83	$ 450	$ 17,621
Commercial real estate – non-owner occupied	9,549	84	—	8	9,641
Commercial real estate – owner occupied	2,115	—	—	—	2,115
Commercial real estate – multifamily	1,350	—	—	—	1,350
Commercial construction and land development	5,260	—	—	—	5,260
Retail	3,329	—	—	—	3,329
Commitments to fund unused construction loans	15,421	1,789	—	380	17,590
Commitments to fund unused lines of credit	35,129	6,367	208	47,179	88,883
Letters of credit	8,037	263	199	3,439	11,938
Credit enhancements	21,632	406	—	5,048	27,086
	$ 118,905	$ 8,914	$ 490	$ 56,504	$ 184,813

The commitments listed above do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. Letters of credit expire at various times through 2012. Credit enhancements expire at various times through 2018.

The Company also has commitments to fund community investments through investments in various limited partnerships, which represent future cash outlays for the construction and development of properties for low-income housing, small business real estate, and historic tax credit projects that qualify under the Community Reinvestment Act. These commitments include $793,000 to be funded over six years. The timing and amounts of these commitments are projected based upon the financing arrangements provided in each project's partnership agreement, and could change due to variances in the construction schedule, project revisions, or the cancellation of the project. These commitments are not included in the commitment table above. See additional disclosures in "Note 14. Variable Interest Entities" in the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Credit enhancements are related to the issuance by municipalities of taxable and nontaxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive a triple-A rating, which provides for a lower interest rate, the FHLB issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (*IDPLOC*) for the account of the Bank. Since the Bank, in accordance with the terms and conditions of a Reimbursement Agreement between the FHLB and the Bank, would be required to reimburse the FHLB for draws against the IDPLOC, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if the Bank had funded the project initially.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results generally in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. Monetary items, such as cash, loans and deposits, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates generally have a more significant impact on a financial institution's performance than general inflation. Over short periods of time, interest rates may not necessarily move in the same direction or of the same magnitude as inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Bank, like other financial institutions, is subject to interest rate risk (*IRR*). This risk relates to changes in market interest rates which could adversely affect net interest income or the net portfolio value (*NPV*) of its assets, liabilities and off-balance sheet contracts. IRR is primarily the result of imbalances between the price sensitivity of the Bank's assets and its liabilities. These imbalances can be caused by differences in the maturity, repricing and coupon characteristics of various assets and liabilities as well as options (such as loan prepayment options).

The Bank maintains a written Asset/Liability Management Policy that establishes written guidelines for the asset/liability management function, including the management of net interest margin, IRR and liquidity. The Asset/Liability Management Policy falls under the authority of the Company's Board of Directors who in turn assigns its formulation, revision and administration to the Asset/Liability Committee (*ALCO*). ALCO meets monthly and consists of certain senior officers of the Bank and one outside director. The results of the monthly meetings are reported to the Company's Board of Directors. The primary duties of ALCO are to develop reports and establish procedures to measure and monitor IRR, verify compliance with Board approved IRR tolerance limits, take appropriate actions to mitigate those risks, monitor and discuss the status and results of implemented strategies and tactics, monitor the Bank's capital position, review the current and prospective liquidity positions and monitor alternative funding sources. The policy requires management to measure the Bank's overall IRR exposure using NPV analysis and earnings at risk analysis.

NPV is defined as the net present value of the Bank's existing assets, liabilities and off-balance sheet contracts. NPV analysis measures the sensitivity of the Bank's NPV under current interest rates and for a range of hypothetical interest rate scenarios. The hypothetical scenarios are represented by immediate, permanent, parallel movements in interest rates of plus 100, 200 and 300 basis points and minus 100 and 200 basis points. This rate-shock approach is designed primarily to show the ability of the balance sheet to absorb rate shocks on a "theoretical liquidation value" basis. The analysis does not take into account non-rate related issues, which affect equity valuations, such as franchise value or real estate values. This analysis is static and does not consider potential adjustments of strategies by management on a dynamic basis in a volatile rate environment in order to protect or conserve equity values. As such, actual results may vary from the modeled results.

The following table presents, as of December 31, 2008 and 2007, an analysis of the Bank's IRR as measured by changes in NPV for immediate, permanent, and parallel shifts in the yield curve in 100 basis point increments up to 300 basis points and down 200 basis points in accordance with OTS regulations. As illustrated in the table, the Bank's NPV in the base case (0 basis point change) decreased $11.7 million from $167.4 million at December 31, 2007 to $155.7 million at December 31, 2008. The primary causes for this decrease were changes in the composition of the Bank's assets and liabilities along with changes in interest rates.

	Net Portfolio Value At December 31,					
	2008			2007		
	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
	(Dollars in thousands)					
Assumed Change in Interest Rates (Basis Points)						
+300	$ 164,766	$ 9,082	5.8 %	$ 148,908	$ (18,532)	(11.1)%
+200	163,073	7,389	4.7	158,403	(9,037)	(5.4)
+100	160,467	4,783	3.1	166,898	(542)	(0.3)
0	155,684	—	—	167,440	—	—
-100	142,862	(12,822)	(8.2)	178,059	10,619	6.3
-200	124,618	(31,006)	(20.0)	180,955	13,515	8.1

Earnings at risk analysis measures the sensitivity of net interest income over a twelve month period to various interest rate movements. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these scenarios are intended to provide a measure of the degree of volatility interest rate movements may introduce into the Bank's earnings.

A key assumption which is controlled by the Bank for use in its earnings at risk model is the assumed repricing sensitivity of its non-maturing core deposit accounts. The following assumptions were used by the Bank for the repricing of non-maturity core deposit accounts.

	Percentage of Deposits Maturing In First Year	
	At December 31,	
Deposit Category:	2008	2007
Business checking accounts	20%	20%
Interest checking accounts	20	20
High-yield checking accounts	95	95
Savings accounts	30	30
Money market accounts	50	50

The following table presents the Bank's projected changes in net interest income over a twelve month period for the various interest rate change (rate shocks) scenarios at December 31, 2008 and 2007.

	Percentage Change in Net Interest Income Over a Twelve Month Time Period	
	2008	2007
Assumed Change in Interest Rates (Basis Points):		
+300	(3.3)%	(0.8)%
+200	(1.8)	0.0
+100	(0.7)	0.3
-100	1.2	(1.3)
-200	1.6	(4.3)

The earnings at risk analysis suggests the Bank is subject to higher IRR in a rising rate environment than in a falling rate environment. The table above indicates that if interest rates were to move up 300 basis points, net interest income would be expected to decrease 3.3% in year one; and if interest rates were to move down 200 basis points, net interest income would be expected to increase 1.6% in year one. The primary causes for the changes in net interest income over the twelve month period were a result of the changes in the composition of the Bank's assets and liabilities along with changes in interest rates.

The Bank manages its IRR position by holding assets on the statement of condition with desired IRR characteristics, implementing certain pricing strategies for loans and deposits and implementing various securities portfolio strategies. The Bank currently plans to reduce its exposure to rising interest rates by increasing its core deposit balances, increasing the level of floating-rate assets, and extending the duration of its liabilities. On a quarterly basis, the ALCO reviews the calculations of all IRR measures for compliance with the Board approved tolerance limits. At December 31, 2008, the Bank was in compliance with all of its tolerance limits.

The above IRR analyses include the assets and liabilities of the Bank only. Inclusion of Company-only assets and liabilities would have a non-material impact on the results presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
CFS Bancorp, Inc.
Munster, Indiana

We have audited the accompanying consolidated statements of condition of CFS Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CFS Bancorp, Inc. as of December 31, 2008, and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the Unites States of America.

As discussed in Note 15, the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157 in 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CFS Bancorp, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 5, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Indianapolis, Indiana
March 5, 2009

CFS BANCORP, INC.

Consolidated Statements of Condition

	December 31, 2008	December 31, 2007
	(Dollars in thousands except per share data)	
ASSETS		
Cash and amounts due from depository institutions	$ 15,714	$ 25,825
Interest-bearing deposits	3,133	9,744
Federal funds sold	259	3,340
Cash and cash equivalents	19,106	38,909
Securities available-for-sale, at fair value	251,270	224,594
Securities held-to-maturity, at cost	6,940	3,940
Investment in Federal Home Loan Bank stock, at cost	23,944	23,944
Loans receivable	749,973	793,136
Allowance for losses on loans	(15,558)	(8,026)
Net loans	734,415	785,110
Interest receivable	4,325	5,505
Other real estate owned	3,242	1,162
Office properties and equipment	19,790	19,326
Investment in bank-owned life insurance	36,606	36,475
Other assets	22,217	10,079
Goodwill and intangible assets	—	1,234
Total assets	$ 1,121,855	$ 1,150,278
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 824,097	$ 863,272
Borrowed money	172,937	135,459
Advance payments by borrowers for taxes and insurance	4,320	3,341
Other liabilities	8,692	17,792
Total liabilities	1,010,046	1,019,864
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 15,000,000 shares authorized	—	—
Common stock, $.01 par value; 85,000,000 shares authorized; 23,423,306 shares issued; 10,674,511 and 10,705,510 shares outstanding	234	234
Additional paid-in capital	189,211	191,162
Retained earnings	81,525	97,029
Treasury stock, at cost; 12,616,572 and 12,583,856 shares	(155,740)	(154,895)
Treasury stock held in Rabbi Trust, at cost; 132,223 and 133,940 shares	(1,726)	(1,766)
Unallocated common stock held by Employee Stock Ownership Plan	(832)	(3,126)
Accumulated other comprehensive income (loss), net of tax	(863)	1,776
Total stockholders' equity	111,809	130,414
Total liabilities and stockholders' equity	$ 1,121,855	$ 1,150,278

See accompanying notes.

CFS BANCORP, INC.

Consolidated Statements of Operations

	Year Ended December 31, 2008	2007	2006
	(Dollars in thousands except per share data)		
Interest income:			
Loans	$ 45,213	$ 56,678	$ 59,852
Securities	12,673	12,684	12,713
Other	1,653	2,879	2,982
Total interest income	59,539	72,241	75,547
Interest expense:			
Deposits	18,099	26,222	22,163
Borrowed money	6,557	11,912	20,481
Total interest expense	24,656	38,134	42,644
Net interest income	34,883	34,107	32,903
Provision for losses on loans	26,296	2,328	1,309
Net interest income after provision for losses on loans	8,587	31,779	31,594
Non-interest income:			
Service charges and other fees	6,051	6,795	6,739
Card-based fees	1,600	1,489	1,313
Commission income	341	147	197
Security gains, net	69	536	750
Other asset gains (losses), net	30	22	(994)
Impairment on securities available-for-sale	(4,334)	—	—
Income from bank-owned life insurance	1,300	1,634	1,592
Other income	566	892	945
Total non-interest income	5,623	11,515	10,542
Non-interest expense:			
Compensation and employee benefits	17,498	18,406	20,790
Net occupancy expense	3,175	2,847	2,533
Furniture and equipment expense	2,362	2,241	2,013
Data processing	1,749	2,169	2,404
Professional fees	1,341	1,540	1,514
Marketing	1,002	842	1,332
Goodwill impairment	1,185	—	—
Other general and administrative expenses	5,866	5,414	5,592
Total non-interest expense	34,178	33,459	36,178
Income (loss) before income taxes (benefit)	(19,968)	9,835	5,958
Income tax expense (benefit)	(8,673)	2,310	618
Net income (loss)	$ (11,295)	$ 7,525	$ 5,340
Per share data:			
Basic earnings (loss) per share	$ (1.10)	$ 0.71	$ 0.48
Diluted earnings (loss) per share	(1.10)	0.69	0.47
Weighted-average shares outstanding	10,307,879	10,547,853	11,045,857
Weighted-average diluted shares outstanding	10,508,306	10,842,782	11,393,863

See accompanying notes.

CFS BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unearned Common Stock Acquired by ESOP	Unearned Common Stock Acquired by RRP	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2006	$ 234	$ 190,402	$ 94,379	$ (136,229)	$ (4,762)	$ (111)	$ (1,546)	$ 142,367
Net income for 2006	—	—	5,340	—	—	—	—	5,340
Comprehensive income:								
Change in unrealized appreciation on available-for-sale securities, net of reclassification and tax	—	—	—	—	—	—	1,248	1,248
Total comprehensive income	—	—	—	—	—	—	—	6,588
Purchase of treasury stock	—	—	—	(15,730)	—	—	—	(15,730)
Cumulative effect of change in accounting for Rabbi Trust shares, see Note 1	—	—	(92)	(1,609)	—	—	—	(1,701)
Net purchases of Rabbi Trust shares	—	—	—	(18)	—	—	—	(18)
Shares earned under ESOP	—	574	—	—	1,198	—	—	1,772
Reclassification of unearned compensation to APIC upon the adoption of SFAS 123(R)	—	(111)	—	—	—	111	—	—
Amortization of award under RRP	—	48	—	—	—	—	—	48
Exercise of stock options	—	(551)	—	3,851	—	—	—	3,300
Tax benefit related to stock options exercised	—	463	—	—	—	—	—	463
Dividends declared on common stock ($0.48 per share)	—	—	(5, 283)	—	—	—	—	(5, 283)
Balance at December 31, 2006	234	190, 825	94,344	(149,735)	(3,564)	—	(298)	131,806
Net income for 2007	—	—	7,525	—	—	—	—	7,525
Comprehensive income:								
Change in unrealized appreciation on available-for-sale securities, net of reclassification and tax	—	—	—	—	—	—	2,074	2,074
Total comprehensive income	—	—	—	—	—	—	—	9,599
Purchase of treasury stock	—	—	—	(9,751)	—	—	—	(9,751)
Net purchases of Rabbi Trust shares	—	—	—	(139)	—	—	—	(139)
Shares earned under ESOP	—	202	—	—	438	—	—	640
Amortization of award under RRP	—	48	—	—	—	—	—	48
Cumulative effect of change in accounting principle upon the adoption of FIN 48	—	—	240	—	—	—	—	240
Exercise of stock options	—	(201)	—	2,964	—	—	—	2,763
Tax benefit related to stock options exercised	—	288	—	—	—	—	—	288
Dividends declared on common stock ($0.48 per share)	—	—	(5,080)	—	—	—	—	(5,080)
Balance at December 31, 2007	234	191,162	97,029	(156,661)	(3,126)	—	1,776	130,414
Net loss for 2008	—	—	(11,295)	—	—	—	—	(11,295)
Comprehensive loss:								
Change in unrealized appreciation on available-for-sale securities, net of reclassification and tax	—	—	—	—	—	—	(2,639)	(2,639)
Total comprehensive loss	—	—	—	—	—	—	—	(13,934)
Purchase of treasury stock	—	—	—	(2,997)	—	—	—	(2,997)
Net purchases of Rabbi Trust shares	—	—	—	41	—	—	—	41
Shares earned under ESOP	—	(1,165)	—	—	2,294	—	—	1,129
Amortization of award under RRP	—	38	—	—	—	—	—	38
Forfeiture of RRP award	—	34	—	(34)	—	—	—	—
Unearned compensation restricted stock awards	—	(1,555)	—	1,555	—	—	—	—
Exercise of stock options	—	200	—	630	—	—	—	830
Tax benefit related to stock-based benefit plans	—	497	—	—	—	—	—	497
Dividends declared on common stock ($0.40 per share)	—	—	(4,209)	—	—	—	—	(4,209)
Balance at December 31, 2008	$ 234	$ 189,211	$ 81,525	$ (157,466)	$ (832)	$ —	$ (863)	$ 111,809

See accompanying notes.

CFS BANCORP, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31, 2008	2007	2006
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Net income (loss)	$ (11,295)	$ 7,525	$ 5,340
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for losses on loans	26,296	2,328	1,309
Depreciation and amortization	1,720	1,704	1,531
Premium amortization on early extinguishment of debt	1,452	4,540	9,624
Net premium amortization on securities available-for-sale	(1,135)	447	(546)
Impairment of securities available-for-sale	4,334	—	—
Impairment of goodwill	1,185	—	—
Deferred income tax expense (benefit)	(8,735)	972	(330)
Amortization of cost of stock benefit plans	1,167	688	1,820
Tax benefit from stock-based benefits	(497)	(288)	(463)
Proceeds from sale of loans held-for-sale	45	10,882	9,965
Origination of loans held-for-sale	—	(10,804)	(9,748)
Net realized gains on sales of securities available-for-sale	(69)	(536)	(750)
Net realized (gains) losses on sales of other assets	(30)	(22)	994
Net increase in cash surrender value of bank-owned life insurance	(1,300)	(1,634)	(1,591)
Increase in other assets	(1,113)	(1,271)	(5,726)
Increase (decrease) in other liabilities	(7,579)	10,866	3,505
Net cash provided by operating activities	4,446	25,397	14,934
INVESTING ACTIVITIES			
Securities, available-for-sale:			
Proceeds from sales	1,992	109,945	22,029
Proceeds from maturities and paydowns	66,988	88,706	76,263
Purchases	(102,907)	(120,986)	(175,376)
Securities, held-to-maturity:			
Proceeds from maturities and paydowns	940	—	—
Purchases	(3,940)	(3,940)	—
Redemption of Federal Home Loan Bank stock	—	—	4,308
Net loan fundings and principal payments received	22,232	(10,714)	94,777
Proceeds from sale of loans and loan participations	—	13,188	11,165
Proceeds from sale of other real estate owned	546	642	4,972
Proceeds from bank-owned life insurance	1,169	1,035	604
Purchases of properties and equipment	(2,135)	(3,168)	(4,338)
Disposal of properties and equipment	—	5	93
Net cash flows provided by (used in) investing activities	(15,115)	74,713	34,497
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	830	2,763	3,300
Tax benefit from stock-based benefits	497	288	463
Dividends paid on common stock	(5,192)	(5,311)	(5,604)
Purchase of treasury stock	(2,997)	(9,751)	(15,730)
Net purchase of Rabbi Trust shares	41	(139)	(18)
Net increase (decrease) in deposit accounts	(39,318)	(44,009)	78,270
Net increase (decrease) in advance payments by borrowers for taxes and insurance	979	(853)	(2,447)
Increase in short-term borrowings	4,297	897	22,562
Proceeds from Federal Home Loan Bank debt	311,000	37,000	22,000
Repayments of Federal Home Loan Bank debt	(279,271)	(109,253)	(109,237)
Net cash flows used in financing activities	(9,134)	(128,368)	(6,441)
Increase (decrease) in cash and cash equivalents	(19,803)	(28,258)	42,990
Cash and cash equivalents at beginning of year	38,909	67,167	24,177
Cash and cash equivalents at end of year	$ 19,106	$ 38,909	$ 67,167
Supplemental disclosures:			
Loans transferred to other real estate owned	$ 2,635	$ 1,582	$ 5,766
Cash paid for interest on deposits	18,422	26,089	22,018
Cash paid for interest on borrowings	5,167	7,500	10,992
Cash paid for taxes	800	1,550	1,020

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

CFS Bancorp, Inc. (including its consolidated subsidiaries, *the Company*) incorporated in March 1998 for the purpose of becoming the holding company for Citizens Financial Bank (*the Bank*), formerly known as Citizens Financial Services, FSB. Pursuant to shareholder approval, in 2005, the Company changed its state of incorporation from Delaware to Indiana. The change was effectuated through a merger of the Delaware corporation with a wholly-owned Indiana subsidiary formed for that purpose. The Company is headquartered in Munster, Indiana. The Bank is a federal savings bank offering a full range of financial services to customers who are primarily located in northwest Indiana and the south and southwest Chicagoland area. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to originate consumer, residential and commercial loans, with commercial loans focused primarily on commercial and industrial loans with closely held companies and owner occupied commercial real estate.

The Company provides financial services through its offices in northwest Indiana and the suburban areas south and southwest of Chicago. Its primary deposit products are checking, savings and money market accounts as well as certificates of deposit. Its primary lending products are commercial and retail loans. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets and consumer assets. Commercial loans are expected to be repaid from cash flow from business operations. The customers' ability to repay their loans is dependent on the general economic conditions in the area, cash flows from the borrower or their operations, and the underlying collateral.

Principles of Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary, the Bank. The Bank has one active subsidiary, CFS Holdings, Ltd. The Bank also has two inactive subsidiaries: CFS Insurance Agency, Inc. and CFS Investment Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments or assumptions that could have a material effect on the carrying value of certain assets and liabilities. These estimates, judgments and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided. The determination of the allowance for losses on loans, the accounting for income tax expense and the determination of fair values of financial instruments are highly dependent on management's estimates, judgments and assumptions where changes in any of those could have a significant impact on the financial statements.

Cash Flows

Cash and cash equivalents include cash, non-interest and interest-bearing deposits in other financial institutions with terms of less than 90 days, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and federal funds sold.

Securities

Management determines the classification of securities at the time of purchase. Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and the Company has the ability to hold the securities to maturity. Securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income. Other securities, such as Federal Home Loan Bank stock, are carried at cost. The Company has no trading account securities.

Interest income includes amortization of purchase premiums or discounts. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security using the level-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The Company evaluates all securities on a quarterly basis, and more frequently when economic conditions warrant additional evaluations, for determining if an other-than-temporary impairment (*OTTI*) exists pursuant to guidelines established in Financial Accounting Standards Board (*FASB*) Staff Position (*FSP*) 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. In evaluating the possible impairment of securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer, and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies or government sponsored agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The Company may also evaluate securities for OTTI more frequently when economic or market concerns warrant additional evaluations. If management determines that an investment experienced an OTTI, the loss is recognized in the income statement as a realized loss. Any recoveries related to the value of these securities are recorded as an unrealized gain (as other comprehensive income (loss) in stockholders' equity) and not recognized in income until the security is ultimately sold.

The Company from time to time may dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

Loans

Loans that management has the ability and intent to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and portions charged-off. Interest income on loans is accrued on the active unpaid principal balance. Loans held-for-sale, if any, are carried at the lower of aggregate cost or estimated market value.

Interest income is generally not accrued on loans which are delinquent 90 days or more, or for loans which management believes, after giving consideration to economic and business conditions and collection efforts, collection of interest is doubtful. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest subsequently received on such loans is accounted for on the cash-basis until qualifying for return to accrual.

Loan Fees and Costs

Loan origination and commitment fees and direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield. The Company accretes these amounts over the contractual life of the related loans. Remaining deferred loan fees and costs are reflected in interest income upon sale or repayment of the loan.

Allowance for Losses on Loans

The Company maintains an allowance for losses on loans at a level management believes is sufficient to absorb credit losses inherent in the loan portfolio. The allowance for losses on loans represents the Company's estimate of probable incurred losses in the loan portfolio at the date of each statement of condition and is based on the review of available and relevant information.

One component of the allowance for losses on loans consists of allocations for probable inherent but undetected losses within various pools of loans with similar characteristics pursuant to Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies (SFAS 5).* This component is based in part on certain loss factors applied to various loan pools as stratified by the Company. In determining the appropriate loss factors for these loan pools, management considers historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions.

The second component of the allowance for losses on loans consists of allocations for probable losses that have been identified related to specific borrowing relationships pursuant to Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan.* This component consists of expected losses resulting in specific credit allocations for individual loans not considered within the above mentioned loan pools. The analysis on each loan involves a high degree of judgment in estimating the amount of the loss associated with the loan, including the estimation of the present value of the future cash flows or the collateral values for loans that are deemed to be collateral dependant.

Loan losses are charged-off against the allowance when the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value, while recoveries of amounts previously charged-off are credited to the allowance. The Company assesses the adequacy of the allowance for losses on loans on a quarterly basis and adjusts the allowance for losses on loans by recording a provision for losses on loans in an amount sufficient to maintain the allowance at a level deemed appropriate by management. The evaluation of the adequacy of the allowance for losses on loans is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur. To the extent that actual outcomes differ from management estimates, an additional provision for losses on loans could be required which could adversely affect earnings or the Company's financial position in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans for the Bank and the carrying value of its other non-performing loans, based on information available to them at the time of their examinations. Any of these agencies could require the Bank to make additional provisions for losses on loans.

Other Real Estate Owned

Other real estate owned is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Other real estate owned is recorded at fair value at the date of foreclosure. After foreclosure, valuations are periodically (but no less than annually) performed by management, and the real estate is carried at the lower of cost or fair value minus estimated costs to sell.

Office Properties and Equipment

Land is carried at cost. Office properties and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 30 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 15 years. Leasehold improvements are amortized over the life of the lease.

Bank-Owned Life Insurance

The Bank has purchased life insurance policies on certain of its employees. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Goodwill and Other Intangible Assets

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from branch acquisitions. They are initially measured at fair value and then amortized on a straight-line basis over their estimated useful lives.

Long-Term Assets

Office properties and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value with the loss recorded in other non-interest expense.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering the customer's collateral or their ability to repay. These financial instruments are recorded when they are funded.

Share-Based Compensation

The Company accounts for its share-based compensation plans in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* (*SFAS 123(R)*). SFAS 123(R) addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) requires all share-based payments to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards. For additional details on the Company's share-based compensation plans and related disclosures, see Note 9 to the consolidated financial statements.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire between 2016 and 2028 because the benefit is more likely than not to be realized.

Employee Stock Ownership Plan

The Bank sponsors an internally leveraged Employee Stock Ownership Plan (*ESOP*) which is accounted for in accordance with the AICPA Statement of Position 93-6, *Employer's Accounting for Employee Stock Ownership Plans (SOP 93-6)*. The cost of shares issued to the ESOP but not yet allocated to participants is shown as a reduction of stockholders' equity. Contributions from the Bank and dividends on both allocated and unallocated shares in the ESOP are used to service the ESOP's debt to the Company. The number of shares released is based on the amount of principal and interest paid to service the ESOP loan. Compensation expense is recognized on shares committed to be released from the Bank's contributions and from shares released from dividends on unallocated shares using the current market price of these shares. ESOP shares not committed to be released are not considered outstanding for purposes of computing earnings per share.

Earnings Per Share

Basic earnings per common share (*EPS*) is computed by dividing net income by the weighted-average number of common shares outstanding during the year. ESOP shares not committed to be released, RRP shares which have not vested and shares held in Rabbi Trust accounts are not considered to be outstanding for purposes of calculating basic EPS. Diluted EPS is computed by dividing net income by the average number of common shares outstanding during the year and includes the dilutive effect of stock options, unearned awards under the RRP, and treasury shares held in Rabbi Trust accounts pursuant to deferred compensation plans. The dilutive common stock equivalents are computed based on the treasury stock method using the average market price for the year.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

Pending Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations* (*SFAS 141R*). SFAS 141R established principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for business combinations where the acquisition date is on or after fiscal years beginning after December 15, 2008. Earlier adoption is not allowed. The Company does not believe that the adoption of SFAS 141R will have a significant impact on its financial condition or results of operations.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The effective date of SFAS 160 is the same as that for SFAS 141R. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operation.

Recently Adopted Accounting Pronouncements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (*SFAS 157*), which defines and establishes a framework for measuring fair value, when required or elected, and expands fair value disclosure requirements. At the same time, the Company also adopted Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS 159)* which permits the election of the fair value measurement method for certain financial assets and liabilities. See Note 15 to the consolidated financial statements for more information.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $759,000 and $789,000 was required to be maintained in order to meet regulatory reserve and clearing requirements as of December 31, 2008 and 2007, respectively.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15 below. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Segment Reporting

Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assess performance. Public companies are required to report certain financial information about operating segments in interim and annual financial statements. Senior management evaluates the operations of the Company as one operating segment, community banking, due to the materiality of the banking operation to the Company's financial condition and results of operations, taken as a whole. As a result, separate segment disclosures are not required. The Company offers the following products and services to external customers: deposits, loans and investment services through an outsource partner. Revenues for the significant products and services are disclosed separately in the consolidated statements of operations.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

2. SECURITIES

The amortized cost of securities available-for-sale and their fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)		
At December 31, 2008:				
GSE and callable GSE securities	$ 97,987	$ 4,358	$ —	$ 102,345
Mortgage-backed securities	10,774	83	(1)	10,856
Collateralized mortgage obligations	116,175	1,122	(3,361)	113,936
Trust preferred securities	27,668	—	(3,535)	24,133
Equity securities	—	—	—	—
	$ 252,604	$ 5,563	$ (6,897)	$ 251,270
At December 31, 2007:				
GSE and callable GSE securities	$ 140,301	$ 2,859	$ (14)	$ 143,146
Mortgage-backed securities	12,587	15	(39)	12,563
Collateralized mortgage obligations	56,672	525	(17)	57,180
Trust preferred securities	8,900	—	—	8,900
Equity securities	3,344	5	(544)	2,805
	$ 221,804	$ 3,404	$ (614)	$ 224,594

Securities available-for-sale were $251.3 million at December 31, 2008 compared to $224.6 million at December 31, 2007. As a result of opportunities created during 2008 by market imbalances associated with fears surrounding securities with mortgage related collateral or tied to the mortgage industry, the Company purchased over $6.1 million of agency issued collateralized mortgage obligations; $25.8 million of seasoned AAA-rated senior tranches of collateralized mortgage obligations; and $42.3 million of seasoned, senior, AAA-rated commercial mortgage-backed securities. The Company also purchased $6.9 million of agency issued mortgage-backed securities and $21.1 million in discounted, AAA-rated, super-senior pooled trust preferred securities during 2008.

The Company's held-to-maturity securities had an amortized cost of $6.9 million and $3.9 million, respectively, at December 31, 2008 and 2007 with $161,000 and $38,000, respectively, of gross unrealized holding gains.

Securities with unrealized losses as of December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are presented in the following tables.

	December 31, 2008					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
Mortgage-backed securities	$ 927	$ (1)	$ —	$ —	$ 927	$ (1)
Collateralized mortgage obligations	74,888	(3,346)	108	(15)	74,996	(3,361)
Trust preferred securities	24,133	(3,535)	—	—	24,133	(3,535)
	$ 99,948	$ (6,882)	$ 108	$ (15)	$100,056	$ (6,897)

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
GSE and callable GSE securities	$ —	$ —	$ 12,357	$ (14)	$ 12,357	$ (14)
Mortgage-backed securities	943	(3)	7,105	(36)	8,048	(39)
Collateralized mortgage obligations	3,637	(6)	2,410	(11)	6,047	(17)
Equity securities	2,116	(544)	—	—	2,116	(544)
	$ 6,696	$ (553)	$ 21,872	$ (61)	$ 28,568	$ (614)

On September 7, 2008, the United States Treasury Department and the Federal Housing Finance Authority placed Fannie Mae and Freddie Mac into conservatorship. This action caused the market value of the Company's investment in Fannie Mae and Freddie Mac preferred stocks to decrease to zero at December 31, 2008. This decrease was determined by management to be other-than-temporary and resulted in OTTI charges totaling $4.3 million for the year ended December 31, 2008.

At December 31, 2008, the remainder of the Company's securities available-for-sale with an unrealized loss position were in management's belief primarily due to differences in market interest rates coupled with an illiquid fixed-income market. Management does not believe any of these securities are other-than-temporarily impaired. At December 31, 2008, the Company has both the intent and ability to hold these impaired securities for a period of time necessary to recover the unrealized losses; however, the Company may from time to time dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds could be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

The amortized cost and fair value of securities at December 31, 2008, by contractual maturity, are shown in the tables below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Available-for-Sale	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
GSE and callable GSE securities:		
Due in one year or less	$ 38,615	$ 39,342
Due after one year through five years	59,372	63,003
Mortgage-backed securities	10,774	10,856
Collateralized mortgage obligations	116,175	113,936
Trust preferred securities	27,668	24,133
	$ 252,604	$ 251,270

	Held-to-Maturity	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
State and municipal securities:		
Due in one year or less	$ 1,940	$ 1,964
Due after one year through five years	5,000	5,137
	$ 6,940	$ 7,101

The following table provides information as to the amount of gross gains and losses realized through the sales of available-for-sale securities:

	2008	2007	2006
	(Dollars in thousands)		
Available-for-sale securities:			
Gross realized gains	$ 69	$ 762	$ 920
Gross realized losses	—	(226)	(170)
Impairment losses	(4,334)	—	—
Net realized gains (losses)	$(4,265)	$ 536	$ 750
Income tax expense (benefit) on realized gains (losses)	$(1,594)	$ 200	$ 289

The carrying value of securities pledged as collateral to secure public deposits and for other purposes was $63.0 million and $59.8 million, respectively, at December 31, 2008 and 2007. As of December 31, 2008 and 2007, there were no holdings of securities of any one issuer, other than the U.S. Government, its agencies, and GSEs, in an amount greater than 10% of stockholders' equity.

3. LOANS RECEIVABLE

Loans receivable, net of unearned fees, consist of the following:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Commercial loans:		
Commercial and industrial	$ 64,021	$ 60,398
Commercial real estate – owner occupied	85,565	82,382
Commercial real estate – non-owner occupied	222,048	207,270
Commercial real estate – multifamily	40,503	38,775
Commercial construction and land development	70,848	117,453
Total commercial loans	482,985	506,278
Retail loans:		
One-to-four family residential	203,797	212,598
Home equity lines of credit	58,918	60,326
Retail construction and land development	2,650	11,131
Other	1,623	2,803
Total retail loans	266,988	286,858
Total loans receivable, net of unearned fees	$ 749,973	$ 793,136

The Bank's lending activities have been concentrated primarily within its market area as well as the mid-western United States.

At December 31, 2008, the Company did not have any loans held for sale. At December 31, 2007, the Company had $45,000 of loans held for sale.

At December 31, 2008 and 2007, the Company serviced $22.9 million and $33.7 million, respectively, of loans for others including one-to-four family mortgages and commercial participations sold.

Activity in the allowance for losses on loans is summarized as follows:

	Year Ended December 31, 2008	2007	2006
	(Dollars in thousands)		
Balance at beginning of year	$ 8,026	$ 11,184	$ 12,939
Loans charged-off	(18,898)	(5,676)	(3,628)
Recoveries of loans previously charged-off	134	190	564
Net loans charged-off	(18,764)	(5,486)	(3,064)
Provision for losses on loans	26,296	2,328	1,309
Balance at end of year	$ 15,558	$ 8,026	$ 11,184

Total non-performing loans (defined as non-accruing loans) were as follows at the dates indicated:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Non-accrual loans:		
Impaired loans	$ 47,478	$ 24,631
Other non-accrual loans	7,223	4,969
Total non-accrual loans	$ 54,701	$ 29,600
Loans past due 90 days and still accruing interest	$ 605	$ —

Impaired loans were as follows at the dates indicated:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Impaired loans:		
With a valuation reserve	$ 20,219	$ 10,190
With no valuation reserve required	27,259	14,441
Total impaired loans	$ 47,478	$ 24,631
Valuation reserve relating to impaired loans	$ 5,930	$ 1,202
Average impaired loans during year	32,676	20,675
Interest income recognized during impairment	54	277
Cash-basis interest income recognized during impairment	54	236

4. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized as follows:

	Estimated Useful Lives	December 31, 2008	December 31, 2007
		(Dollars in thousands)	
Land	—	$ 5,095	$ 4,408
Buildings	30-40 years	19,640	19,359
Leasehold improvements	1-5 years	1,522	1,456
Furniture and equipment	3-15 years	13,880	14,257
Construction in progress	—	756	369
		40,893	39,849
Less: accumulated depreciation and amortization		21,103	20,523
		$19,790	$19,326

Depreciation expense charged to operations for each of the years ended 2008, 2007 and 2006, was $1.7 million, $1.6 million and $1.5 million, respectively.

Operating Leases

At December 31, 2008, the Company was obligated under certain noncancelable operating leases for premises and equipment, which expire at various dates through the year 2029. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices.

The following summary reflects the future minimum rental payments, by year, required under operating leases that, as of December 31, 2008, have initial or remaining noncancelable lease terms in excess of one year.

	(Dollars in thousands)
Year Ended December 31:	
2009	$ 574
2010	416
2011	319
2012	244
2013	183
Thereafter	2,241
	$ 3,977

Rental expense charged to operations in 2008, 2007 and 2006, totaled $591,000, $584,000 and $539,000, respectively, including amounts paid under short-term cancelable leases.

5. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2007, the Company had $1.2 million of goodwill which was acquired through the Company's 2003 acquisition of a bank branch in Illinois. Due to the continued disruption in the public capital markets and the Company's market capitalization falling below its book value, management conducted an additional goodwill impairment analysis pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, at December 31, 2008. Based on its analysis, management recorded a non-cash impairment charge of $1.2 million equal to the carrying value of the goodwill prior to the impairment charge.

The Company also acquired core deposit intangibles in conjunction with the same bank branch acquisition. The intangible assets acquired amounted to $325,000 in cost and were amortized over five years. Amortization expense related to these intangibles totaled $49,000, $65,000 and $65,000, respectively for each of the years 2008, 2007 and 2006. The intangibles were fully amortized in 2008.

6. DEPOSITS

Deposits and interest rate data are summarized as follows:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Checking accounts:		
Non-interest bearing	$ 64,809	$ 62,306
Interest-bearing	105,758	107,467
Money market accounts	163,205	171,470
Savings accounts	114,633	127,297
Core deposits	448,405	468,540
Certificate of deposit accounts:		
One year or less	325,225	344,664
Over one to two years	28,136	27,208
Over two to three years	10,151	11,602
Over three to four years	7,667	4,877
Over four to five years	3,453	5,395
More than five years	1,060	986
Total time deposits	375,692	394,732
Total deposits	$ 824,097	$ 863,272
Weighted-average cost of deposits	1.85%	3.14%

The aggregate amount of deposits in denominations of $100,000 or more was $268.8 million and $297.2 million at December 31, 2008 and 2007, respectively. The aggregate amount of deposits in denominations of $250,000 or more was $119.2 million and $138.1 million at December 31, 2008 and 2007, respectively.

7. BORROWED MONEY

The Company's borrowed money included the following for the periods indicated:

	December 31,			
	2008		2007	
	Weighted Average Contractual Rate	Amount	Weighted Average Contractual Rate	Amount
		(Dollars in thousands)		
Short-term variable-rate borrowings:				
Repo Sweep accounts	0.82%	$ 17,512	3.42%	$ 18,014
Overnight Federal Funds purchased	0.45	10,800	4.50	6,000
Secured advances from FHLB – Indianapolis:				
Maturing in 2009 — variable rate	0.65	30,000	—	—
Maturing in 2008 — fixed rate	—	—	3.89	72,000
Maturing in 2009 — fixed rate	2.14	74,000	3.99	30,000
Maturing in 2010 — fixed rate	3.22	15,000	—	—
Maturing in 2011 — fixed rate	3.75	15,000	—	—
Maturing in 2014 — fixed rate (1)	6.71	1,146	6.71	1,169
Maturing in 2018 — fixed rate (1)	5.54	2,647	5.54	2,707
Maturing in 2019 — fixed rate (1)	6.30	7,007	6.31	7,196
		144,800		113,072
Less: deferred premium on early extinguishment of debt		(175)		(1,627)
Net FHLB – Indianapolis advances		144,625		111,445
Total borrowed money	2.13%	$172,937	4.06%	$ 135,459

(1) These advances are amortizing borrowings and are listed by their contractual maturity.

Required principal payments of FHLB – Indianapolis (*FHLB–IN*) advances are as follows:

	(Dollars in thousands)
Year Ended December 31:	
2009	$ 104,290
2010	15,311
2011	15,333
2012	356
2013	381
Thereafter	9,129
	$ 144,800

Pursuant to collateral agreements, FHLB–IN advances are secured by the following assets:

Description of Collateral	Amount Pledged
	(Dollars in thousands)
FHLB-IN stock	$ 23,944
Loans secured by residential first mortgage loans	210,621
Loans secured by commercial first mortgage loans	101,971
	$ 336,536

The Company's short-term borrowings include its Repo Sweeps which are treated as financings; the obligation to repurchase securities sold is reflected as short-term borrowings. The securities underlying these Repo Sweeps continue to be reflected as assets of the Company.

During 2004, the Company completed a restructuring of its FHLB advances by prepaying $400.0 million of callable fixed-rate advances with an average cost of 5.92% and an average remaining term of 64.2 months. These prepaid advances were replaced with $325.0 million of new non-callable FHLB advances. These new advances included an aggregate $271.0 million of non-callable fixed-rate FHLB advances with an average cost of 3.64% and an average term of 34.3 months in a laddered portfolio with maturities ranging from 21 to 60 months.

In conjunction with the FHLB debt restructuring, the Company paid $42.0 million of prepayment penalties related to the prepaid advances and recognized $9.8 million on the early extinguishment of debt as a charge to non-interest expense during 2004. The remaining $32.2 million of prepayment penalties was deferred as an adjustment to the carrying value of the borrowings and are recognized in interest expense as an adjustment to the cost of the new borrowings over their remaining life. At December 31, 2008, the Company has a total of $175,000 of deferred premium on the early extinguishment of debt remaining from the 2004 FHLB debt restructure which will be fully amortized by December 31, 2009.

Interest expense on borrowed money totaled $6.6 million, $11.9 million and $20.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in interest expense was $1.5 million, $4.5 million and $9.6 million, respectively, of amortization of the deferred premium on the early extinguishment of debt for the years ended December 31, 2008, 2007 and 2006.

At December 31, 2008, the Company had two lines of credit with a maximum of $30.0 million in unsecured overnight federal funds at the federal funds market rate at the time of any borrowing. At December 31, 2008, the Company borrowed $10.8 million on these lines at 0.45%. The maximum amount borrowed during the years ended December 31, 2008 and 2007 was $19.6 million and $11.3 million, respectively, and the weighted-average rate paid during the year was 2.42% and 5.17%, respectively.

At December 31, 2008, the Company also had a $5.0 million revolving line of credit. Each borrowing under the line of credit carries an interest rate of either the Prime Rate minus 75 basis points or the three month London Interbank Offered Rate, at the Company's option. The line of credit was obtained by the Company and is secured by all of the stock of the Bank held by the Company. The Company has not borrowed any funds under this line of credit. The Company received notice on December 31, 2008 from the lender that it will not be renewing the line which matures on March 21, 2009. The Company is currently in discussions with other potential lenders to replace the maturing line; however, given current economic conditions and the de-leveraging taking place in the financial services industry, there are no assurances the Company will be able to secure a replacement facility.

8. EMPLOYEE BENEFIT PLANS

The Company participates in an industry-wide, multi-employer, defined benefit pension plan, which covers full-time employees who have attained at least 21 years of age and completed one year of service. Benefits were frozen under this plan effective March 1, 2003. In addition, employees who would have been eligible after March 1, 2003 are not eligible to enter the plan. Although no further benefits will accrue while the freeze remains in place, the freeze does not reduce the benefits accrued to date.

Calculations to determine full-funding status are made annually as of June 30. Pension expense for the years ended December 31, 2008, 2007 and 2006 was $872,000, $455,000 and $1.9 million, respectively. Asset and plan benefit information is not available for participating associations on an individual basis.

The Company also participates in a single-employer defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code. Beginning in 2008, all employees who have attained at least 21 years of age are eligible to participate in this Plan after three months of employment. Prior to 2008, employees also had to meet an eligibility requirement of working 250 hours during a three month period.

Effective January 1, 2008, the Company matches 100% of the employee's contribution on the first 1% of the employee's compensation, and 50% of the employee's contribution on the next 5% of the employee's compensation. In addition, employees are able to defer up to 100% of their compensation. Employees fully vest in the Company's matching contribution after two years of service. Plan expense for the year ended December 31, 2008 was $359,000. Prior to 2008, the 401(k) plan allowed for employee contributions up to 12% of their compensation, which were then matched equal to 50% of the first 6% of the compensation contributed. The Company's matching contribution for the 2007 Plan year was made to the 401(k) plan directly in the form of a supplemental contribution during the first quarter of 2008. Plan expense for the year ended December 31, 2007 was $267,000. Prior to 2007, the Company amended this Plan to allow for the Company match to be paid to eligible employees annually as shares distributed through the Company's ESOP. Accordingly, the Company did not incur any expense under this Plan for the year ended December 31, 2006.

The Company provides supplemental retirement benefits for certain senior officers in the form of payments upon retirement, death, or disability. The annual benefit is based on actuarial computations of existing plans without imposing Internal Revenue Service limits. This plan was frozen in 2003 along with the Company's pension plan. There was no expense related to this plan in 2008, 2007 and 2006.

9. SHARE-BASED COMPENSATION

The Company accounts for its stock options in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* (*SFAS 123(R)*). SFAS 123(R) addresses all forms of share-based payment awards, including shares under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) requires all share-based payments to be recognized as expense, based upon their fair values, in the financial statements over the vesting period of the awards.

Omnibus Equity Incentive Plan

On April 29, 2008, the shareholders of the Company approved at the Annual Meeting the CFS Bancorp, Inc. 2008 Omnibus Equity Incentive Plan (*Equity Incentive Plan*) which had been approved by the Company's Board of Directors on March 17, 2008. In connection with the approval of the Equity Incentive Plan, the Board of Directors froze the CFS Bancorp, Inc. 2003 Stock Option Plan and the CFS Bancorp, Inc. 1998 Recognition and Retention Plan such that no new awards will be made under either of those plans.

The Equity Incentive Plan authorizes the issuance of 270,000 shares of common stock of the Company. In addition, the 32,000 shares that had not yet been issued under the 2003 Stock Option Plan plus any shares subject to outstanding stock options under the 2003 Stock Option Plan that lapse or are unexercised at the end of the option term will be available for any type of stock-based awards in the future under the Equity Incentive Plan. Since January 1, 2008, there were a total of 32,500 stock options that lapsed under the 2003 Stock Option Plan, and these shares are eligible for awards under the Equity Incentive Plan. No more than 25,000 shares will be available for grant during any fiscal year to any one participant and no more than 120,000 shares in the aggregate will be granted in any single year. At December 31, 2008, 225,153 shares were available for future grants under the Equity Incentive Plan.

Awards under the Equity Incentive Plan may be subject to the achievement of performance goals based on specific business criteria set forth in the Equity Incentive Plan. If the performance goals are achieved, then continued service with the Company or one of its affiliates also will generally be required before the award becomes fully vested. Awards that are not subject to the achievement of performance goals will require continued service with the Company or one of its affiliates for specific time periods prior to full vesting of the award. The Compensation Committee will determine whether an award will be subject to the achievement of performance goals and, if so, which performance goals must be achieved. For further details about the Equity Incentive Plan and for a copy of the complete Equity Incentive Plan, see the Company's Proxy Statement dated and filed with the Securities and Exchange Commission on March 17, 2008.

Restricted Stock

During 2008, the Compensation Committee of the Board of Directors granted awards under the Equity Incentive Plan. A total of 110,926 shares of restricted stock were granted to officers, directors and key employees of the Company. The awards included 65,034 shares of restricted stock as performance-based awards to a total of thirty-six officers and key employees. These awards are subject to the Company's achievement of its performance targets for the year ended December 31, 2008. The awards also included 45,892 shares of restricted stock as service-based awards to eighteen key employees and the Company's directors. The Company reissued treasury shares to satisfy the restricted stock awards.

The weighted-average fair market value of the restricted stock awards was $14.02 per share based on the fair market value on the grant dates and totaled $1.6 million. These restricted stock awards vest (and, with respect to performance-based awards, if earned) 33%, 33% and 34% on May 1, 2010, 2011 and 2012, respectively. The expense for these awards is being recorded over their requisite service period which is approximately 48 months from the date of grant. The Company estimates the impact of forfeitures based on its historical experience with previously granted restricted stock and will consider the impact of the forfeitures when determining the amount of expense to record for the restricted stock granted. The Company estimates the probable outcome of achieving its performance target related to the performance-based awards and revises the related expense accordingly.

The Company also has 105 shares of unvested restricted stock under the 1998 Recognition and Retention Plan which was established in February 1999 with shareholder approval. The Bank contributed $7.5 million to the RRP to purchase an aggregate total of 714,150 shares of Company common stock. On April 1, 1999, the Compensation Committee of the Board of Directors granted an aggregate of 707,000 shares under this plan to 92 participants. On April 1, 2003, the Compensation Committee made an additional grant of an aggregate of 21,000 shares to five participants. On April 1, 2004, the remaining 1,050 shares were granted to two participants. This plan was frozen effective January 1, 2008 and the 1,000 shares available at December 31, 2007 are no longer available for grant. The unvested shares remaining will vest on April 1, 2009. Expense for this plan is being recorded over a 60-month period from the date of grant and is based on the fair market value of the Company's stock as of that date.

The compensation expense related to restricted stock for the years ended December 31, 2008, 2007 and 2006 totaled $109,000, $35,000 and $48,000, respectively. At December 31, 2008, the remaining unamortized cost of the restricted stock awards is reflected as a reduction in additional paid-in capital and totaled $1.5 million. This cost is expected to be recognized over a weighted-average period of 3.3 years.

The following table presents the activity for restricted stock for the year ended December 31, 2008.

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2007	2,610	$ 13.87
Granted	110,926	14.02
Vested	(2,505)	13.84
Forfeited	(1,579)	14.27
Unvested as of December 31, 2008	109,452	$ 14.02

Subsequent to December 31, 2008, 63,455 shares of performance-based restricted stock granted on May 1, 2008 was deemed unearned by the Compensation Committee of the Board of Directors due to the Company not meeting its performance targets for the year ended December 31, 2008. There was no expense recorded on these restricted stock shares during 2008.

On January 26, 2009, the Compensation Committee of the Board of Directors granted awards under the Equity Incentive Plan. A total of 113,772 shares of restricted stock were granted to officers and key employees of the Company. The grants included 93,572 shares of restricted stock as performance-based awards to a total of thirty officers and key employees. These awards are subject to the achievement of "core" diluted earnings per share targets of the Company for the year ended December 31, 2009. The grants also included 20,200 shares of restricted stock as service-based awards to twelve officers and key employees. Both the earned performance-based awards and the service-based awards will vest as follows:

Date	Cumulative Percent Vested
May 1, 2011	33%
May 1, 2012	66
May 1, 2013	100

Stock Options

The Company has stock option plans under which shares of Company common stock are reserved for the grant of both incentive and non-qualified stock options to directors, officers and employees. These plans were frozen in conjunction with the approval of the Equity Incentive Plan such that no new awards will be made under either of these plans. The dates the stock options are first exercisable and expire were determined by the Compensation Committee of the Company's Board of Directors at the time of the grant. The exercise price of the stock options was equal to the fair market value of the common stock on the grant date. All of the Company's options were fully vested as of December 31, 2005.

The following table presents the activity related to options under the Company's stock option plans for the years ended 2008, 2007 and 2006.

	2008		2007		2006	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,253,295	$ 12.23	1,495,951	$ 12.09	1,822,771	$ 11.78
Granted	—	—	—	—	—	—
Exercised	(67,050)	12.39	(242,456)	11.39	(320,820)	10.29
Forfeited	(56,000)	13.60	(200)	14.00	(6,000)	13.48
Outstanding at end of year	1,130,245	$ 12.15	1,253,295	$ 12.23	1,495,951	$ 12.09

There were no stock options granted during 2008, 2007 or 2006.

Options outstanding and exercisable at December 31, 2008 are presented in the table below.

	As of December 31, 2008 Outstanding and Exercisable		
Range of Exercise Prices:	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$8.19 — $8.99	63,800	1.3	$ 8.48
$10.00 — $10.99	338,950	0.3	10.00
$11.00 — $11.99	145,000	2.3	11.25
$13.00 — $13.99	374,445	5.1	13.72
$14.00 — $14.76	208,050	4.9	14.58
Outstanding	1,130,245	3.1	12.15

At December 31, 2008, all of the Company's outstanding stock options were out-of-the-money.

The aggregate intrinsic value of options exercised at the time of exercise during the years ended December 31, 2008, 2007 and 2006 was $134,000, $813,000 and $1.4 million, respectively. Cash received from option exercises during the years ended December 31, 2008, 2007 and 2006 totaled $830,000, $2.8 million and $3.3 million, respectively. The actual tax benefit realized for the tax deduction from option exercises totaled $46,000, $288,000 and $463,000, respectively, for the years ended December 31, 2008, 2007 and 2006.

The Company reissues treasury shares to satisfy option exercises.

Employee Stock Ownership Plan

In 1998, the Company established an internally leveraged ESOP for the employees of the Company and the Bank. The ESOP is a qualified benefit plan under Internal Revenue Service guidelines. It covers all full-time employees who have attained at least 21 years of age and completed one year of service. Upon formation, the ESOP borrowed $14.3 million from the Company and purchased 1,428,300 shares of common stock. During March 2007, the Company renegotiated the terms of the loan to the ESOP with the plan's trustee which reduced the interest rate from 8.50% to 4.64% and extended the term of the loan by an additional eight years from 2009 to 2017. The modification also included event protection if the ESOP is terminated before the new maturity date of the loan due to a merger, sale or otherwise. In the event the ESOP is terminated due to one of these events, employees become fully vested and any unallocated stock will be distributed to the Plan participants instead of being applied to the repayment of the ESOP loan. In addition, the loan modification included a minimum funding requirement in which the market value of Company shares released from the ESOP suspense account must equal at least 4.1% of the aggregate eligible compensation of ESOP participants for the plan year allocated.

The Bank made contributions to the ESOP plan in order to pay down the outstanding loan totaling $3.1 million, $514,000 and $1.4 million during the years 2008, 2007 and 2006, respectively. Compensation expense related to the Company's ESOP was $853,000, $288,000 and $1.4 million, respectively, for the years ended December 31, 2008, 2007 and 2006. The increase in the contributions to pay down the outstanding ESOP loan related to a principal prepayment of $2.8 million made to satisfy the above mentioned minimum funding requirement and to minimize the impact of this funding requirement in 2009.

The following table summarizes shares of Company common stock held by the ESOP:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Shares allocated to participants	836,960	775,345
Unallocated and unearned shares	83,519	312,604
	920,479	1,087,949
Fair value of unallocated and unearned ESOP shares	$ 326	$ 4,592

During the first quarter of 2009, the Bank paid the remainder of the $1.2 million ESOP loan in full. The additional payment was made to take advantage of the low stock price existing during the 2009 period. As a result of the loan being paid in full, the remaining 83,519 shares were allocated to the participants and the Company recorded $235,000 in ESOP expense.

The Company also provides supplemental retirement benefits for certain senior officers under the ESOP. This benefit is also based on computations for the existing plan exclusive of Internal Revenue Service limits. Compensation expense related to this supplemental plan for the years ended December 31, 2008, 2007 and 2006, was $2,000, $31,000 and $31,000, respectively.

10. INCOME TAXES

The total income tax provision (benefit) was allocated as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Income (loss) from operations	$ (8,673)	$ 2,310	$ 618
Stockholders' equity for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(497)	(288)	(463)
	$ (9,170)	$ 2,022	$ 155

The income tax provision (benefit) consists of the following:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Current tax expense:			
Federal	$ 62	$ 1,338	$ 948
State	—	—	—
Deferred tax expense (benefit):			
Federal	(7,413)	942	(88)
State	(1,322)	30	(242)
	$ (8,673)	$ 2,310	$ 618

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,		
	2008	2007	2006
Statutory rate	(34.0)%	34.0%	34.0%
State taxes	(4.4)	0.2	(2.7)
Bank-owned life insurance	(2.2)	(5.7)	(9.4)
Low-income housing tax credits	(1.8)	(4.0)	(5.6)
Reversal of allocated tax reserves	—	—	(8.8)
Other	(1.0)	(1.0)	2.9
Effective rate	(43.4)%	23.5%	10.4%

The Company's effective tax rate benefit for 2008 was 43.4% compared to an effective tax rate expense of 23.5% for 2007. The significant change from income tax expense to an income tax benefit during 2008 was mainly a result of the pre-tax losses recognized during 2008. The overall effective tax rates continue to benefit from the Company's investment in bank-owned life insurance and the application of available tax credits.

Significant components of deferred tax assets and liabilities are as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for losses on loans	$ 5,812	$ 3,061
Deferred compensation	222	919
Deferred loan fees	401	625
Depreciation/amortization	562	64
Net operating loss carryforwards	4,529	817
Alternative minimum tax carryforwards	821	821
General business tax credits	1,763	1,298
Other-than-temporary impairments on available-for-sale securities	1,709	90
Other	635	84
	16,454	7,779
Deferred tax liabilities:		
Unamortized deferred premium on early extinguishment of debt	65	608
FHLB stock dividends	1,030	1,030
Other	336	350
	1,431	1,988
Net deferred tax asset	15,023	5,791
Tax effect of adjustment related to unrealized depreciation on available-for-sale securities	471	(1,014)
Net deferred tax assets including adjustments	$ 15,494	$ 4,777

Based upon historical taxable income as well as projections of future taxable income, management believes that it is more likely than not that the deferred tax assets will be realized. Therefore, no valuation reserve was recorded at December 31, 2008 or 2007. Failure to achieve sufficient projected taxable income might affect the ultimate realization of the net deferred tax assets.

Prior to 1988, the Bank qualified as a bank under provisions of the Internal Revenue Code which permitted it to deduct from taxable income an allowance for bad debts, which differed from the provision for such losses charged to income. Retained earnings at December 31, 2008 and 2007 included approximately $12.5 million, for which no provision for income taxes has been made. If in the future this portion of retained earnings is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then applicable rates. The unrecorded deferred tax liability at December 31, 2008 and 2007 would have been approximately $4.9 million.

At December 31, 2008, the Company had federal and state net operating losses of $33.4 million which are being carried forward to reduce future taxable income. The carryforwards expire between 2016 and 2028.

11. RELATED PARTY DISCLOSURES

The Company has no material related party transactions which would require disclosure. In compliance with applicable banking regulations, the Company may extend credit to certain officers and directors of the Company and its subsidiaries in the ordinary course of business under substantially the same terms as comparable third-party lending arrangements.

12. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

During 2008, the Company completed its 600,000 share repurchase plan announced in February 2007 by repurchasing 126,725 shares remaining under this plan at an average price of $14.41. In March 2008, the Company announced a new share repurchase plan for an additional 530,000 shares. Total shares available for repurchase under this plan are 448,612 at December 31, 2008.

The following table presents information with respect to the Company's 2008 and 2007 share repurchase plans.

	2008 Repurchase Plan			2007 Repurchase Plan		
	Shares Repurchased in Period	Cost of Shares Repurchased	Average Cost per Share	Shares Repurchased in Period	Cost of Shares Repurchased	Average Cost per Share
	(Dollars in thousands)					
Years ended:						
2007	—	$ —	$ —	473,275	$ 6,967	$ 14.72
2008	81,388	1,171	14.39	126,725	1,826	14.41
Plan to date	81,388	$ 1,171	$ 14.39	600,000	$ 8,793	$ 14.66

OTS regulations impose limitations upon all capital distributions by a savings institution if the institution would not be "well-capitalized" after the distributions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire its own stock, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations provide that an institution must submit an application to the OTS to receive approval of the capital distributions if the institution (i) is not eligible for expedited treatment; or (ii) for which its total amount of capital distributions for the applicable calendar year exceeds its net income for that year to date plus its retained income for the preceding two years; or (iii) would not be at least adequately capitalized following the distribution; or (iv) would violate a prohibition contained in a statute, regulation or agreement between the institution and the OTS by performing the capital distribution. Under any other circumstances, the institution would be required to provide a written notice to the OTS prior to the capital distribution. Based on its retained income for the preceding two years, the Bank is currently restricted from making any capital distributions without prior written approval from the OTS.

The principal sources of cash flow for the Company are dividends from the Bank and payments from the Bank on the ESOP loan. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payments of dividends by the Bank are largely dependent upon individual regulatory capital requirements and levels of profitability.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible, and core capital, as defined in the regulations. As of December 31, 2008, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the Bank is categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-weighted, tangible, and core ratios as set forth in the following table. There are no conditions or events since that date that management believes have changed the institution's category. At December 31, 2008, the Bank's adjusted total assets were $1.1 billion and its risk-weighted assets were $847.2 million.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2008:						
Total capital to risk-weighted assets	$ 111,941	13.21%	$ 67,777	>8.00%	$ 84,722	>10.00%
Tier 1 (core) capital to risk-weighted assets	101,289	11.96	33,889	>4.00	50,833	> 6.00
Tier 1 (core) capital to adjusted total assets	101,289	9.07	44,683	>4.00	55,854	> 5.00
Tangible capital to adjusted total assets	101,289	9.07	16,756	>1.50	22,341	> 2.00
As of December 31, 2007:						
Total capital to risk-weighted assets	$ 128,225	13.93%	$ 73,661	>8.00%	$ 92,077	>10.00%
Tier 1 (core) capital to risk-weighted assets	120,227	13.06	36,831	>4.00	55,246	> 6.00
Tier 1 (core) capital to adjusted total assets	120,227	10.50	45,782	>4.00	57,227	> 5.00
Tangible capital to adjusted total assets	120,227	10.50	17,168	>1.50	22,891	> 2.00

13. COMMITMENTS

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Type of commitment		
To originate retail loans:		
Fixed rates (5.63% - 6.50% in 2008 and 5.75% – 11.75% in 2007)	$ 2,569	$ 6,443
Variable rates	760	968
To originate commercial real estate non-owner occupied loans:		
Fixed rates (5.25% – 7.00% in 2008 and 6.25% – 8.38% in 2007)	7,010	12,322
Variable rates	2,631	14,691
To originate commercial real estate owner occupied loans:		
Fixed rates (6.95% – 7.50% in 2008)	1,115	—
Variable rates	1,000	—
To originate commercial real estate multifamily loans:		
Fixed rates (6.50% in 2008)	1,350	—
To originate commercial and industrial loans:		
Fixed rates (5.00% – 8.00% in 2008 and 4.85% – 9.00% in 2007)	5,856	5,577
Variable rates	11,765	1,291
To originate commercial construction and land development loans:		
Fixed rates (5.68% – 7.50% in 2008)	2,100	—
Variable rates	3,160	—
Unused lines of credit and construction loans	106,473	155,345
Letters of credit:		
Secured by cash	774	639
Real estate	10,436	6,892
Business assets	415	690
Unsecured	313	—
Other – Credit enhancements	27,086	31,257

The commitments listed above do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. All commitments to extend credit or to purchase loans expire within the following year. Letters of credit expire at various times through 2012. Credit enhancements expire at various times through 2018.

The Company also has commitments to fund community investments through investments in limited partnerships, which represent future cash outlays for the construction and development of properties for low-income housing, small business real estate, and historic tax credit projects that qualify under the Community Reinvestment Act. These commitments include $793,000 to be funded over six years. The timing and amounts of these commitments are projected based upon the financing arrangements provided in each project's partnership agreement, and could change due to variances in the construction schedule, project revisions, or the cancellation of the project. These commitments are not included in the commitment table above. See additional disclosures in Note 14.

Credit enhancements are related to the issuance by municipalities of taxable and nontaxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive a triple-A rating, which provides for a lower interest rate, the FHLB-IN issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (*IDPLOC*) for the account of the Bank. Since the Bank, in accordance with the terms and conditions of a Reimbursement Agreement between the FHLB-IN and the Bank, would be required to reimburse the FHLB-IN for draws against the IDPLOC, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if the Bank had funded the project initially.

The letters of credit and credit enhancements provided by the Company are considered financial guarantees under FASB Interpretation 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* and were carried at a fair value of $325,000 in the aggregate as of December 31, 2008.

14. VARIABLE INTEREST ENTITIES

The Company has investments in nine low-income housing tax credit limited partnerships and one limited liability partnership for the development of shopping centers, for-sale housing, and the restoration of historic properties in low- and moderate income areas. Although these partnerships generate operating losses, the Company realizes a return on its investment through reductions in income tax expense that result from tax credits and the deductibility of the entities' operating losses. These investments were acquired at various times between 1996 and 2004 and are accounted for under the equity method. These entities are considered variable interest entities in accordance with FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities* (*FIN 46(R)*). Since the Company is not considered the primary beneficiary of these entities, it is not required to consolidate these investments. The Company's exposure is limited to its current recorded investment of $1.9 million plus $793,000 that the Company is obligated to pay over the next six years but has not yet funded.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements (SFAS 157)* which defines and establishes a framework for measuring fair value, when required or elected, and expands fair value disclosure requirements. At the same time, the Company also adopted Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* (*SFAS 159*) which permits the election of the fair value measurement method for certain financial assets and liabilities.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as the Company's internal information. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 – Unadjusted quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Instruments whose significant value drivers or assumptions are unobservable and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth the Company's financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis during 2008.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Securities available-for-sale	$ 251,270	$ —	$ 227,137	$ 24,133

Securities available-for-sale are measured at fair value on a recurring basis. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed-income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. In addition, model processes, such as an option adjusted spread model is used to develop prepayment and interest rate scenarios for securities with prepayment features. Changes in the fair market value of the Company's securities available-for-sale are recorded in other comprehensive income.

Level 3 models are utilized when quoted prices are not available for certain securities or in markets where trading activity has slowed or ceased. When quoted prices are not available and are not provided by third party pricing services, management judgment is necessary to determine fair value. As such, fair value is determined using discounted cash flow analysis models, incorporating default rates, estimation of prepayment characteristics and implied volatilities.

The Company determined that Level 3 pricing models should be utilized for valuing its investments in pooled trust preferred securities. The market for these securities at December 31, 2008 was not active and markets for similar securities were also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which pooled trust preferred securities trade and then by a significant decrease in the volume of trades relative to historical levels. During 2008, bid-ask spreads on these securities climbed as high as $25.00 from bid-ask spreads of less than $1.00 from when securities were actively traded. The new issue market is also inactive as no new trust preferred securities have been issued since 2007. There are currently very few market participants who are willing and or able to transact for these securities.

The market values for these securities (and any securities other than those issued or guaranteed by the U.S. Treasury) were very depressed at December 31, 2008 relative to historical levels. For example, the yield spreads for the broad market of investment grade and high yield corporate bonds reached all time wide levels versus U.S. Treasury securities at the end of November 2008 and remained near those levels at December 31, 2008. Thus in the current market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general versus being an indicator of credit problems with a particular issuer.

Given conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, management determined:

- the few observable transactions and market quotations that are available are not reliable for purposes of determining fair value at December 31, 2008; and
- an income valuation approach technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be equally or more representative of fair value than the market approach valuation technique.

All pooled trust preferred securities were issued between November 2004 and November 2007 and mature between December 2035 and March 2038. Of the five pooled trust preferred securities held by the Company, all are "Super Senior" and at December 31, 2008 are rated AAA. Subsequent to year end, four were downgraded to AA- and one was downgraded to A+.

Each of the securities held has at least one AAA-rated subordinate tranche and several other subordinate tranches supporting the Company's "Super Senior" tranches. Interest payments are current on all of the securities held. Principal returns are increasingly directed to senior tranches as deferrals and defaults on the underlying collateral increase.

The Company's internal model estimates expected future cash flows discounted using a rate management believes is representative of current market conditions. In determining expected cash flows, the Company assumed any defaulted underlying issues will not have any recovery and underlying issues that are currently deferring or in receivership or conservatorship will eventually default and not have any recovery. In addition, the Company's internal model estimates cash flows to maturity and assumes no early redemptions of principal due to call options or successful auctions.

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying consolidated statement of condition using Level 3 inputs:

	Available-for-sale Securities
	(Dollars in thousands)
Beginning balance December 31, 2007	$ —
Total realized and unrealized gains and losses:	—
Included in net income	—
Included in accumulated other comprehensive income	(578)
Purchases, sales, issuances and settlements, net	(139)
Transfers in and/or out of Level 3	24,850
Ending balance December 31, 2008	$ 24,133

The following table sets forth the Company's financial assets by level within the fair value hierarchy that were measured at fair value on a non-recurring basis during 2008.

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(Dollars in thousands)		
Impaired loans	$ 31,734	$ —	$ —	$ 31,734

Fair value measurements for impaired loans are performed pursuant to Statement of Financial Accounting Standards (*SFAS*) No. 114, *Accounting by Creditors for Impairment of a Loan,* and are measured on a non-recurring basis. Certain impaired loans were partially charged-off or re-evaluated during 2008. These impaired loans were carried at fair value as estimated using current and prior appraisals, discounting factors, the borrowers' financial results, estimated cash flows generated from the property and other factors. The change in fair value of impaired loans that were valued based upon Level 3 inputs was approximately $24.5 million for the year ended December 31, 2008. This loss is not recorded directly as an adjustment to current earnings or comprehensive income, but rather as a component in determining the overall adequacy of the allowance for losses on loans. These adjustments to the estimated fair value of impaired loans may result in increases or decreases to the provision for losses on loans recorded in current earnings.

The adoption of SFAS 159 permits entities to elect to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the *Fair Value Option*) at specified election dates. At each subsequent reporting date, an entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective of the statement is to provide entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply complex accounting provisions.

The Company is not currently engaged in any hedging activities and as a result did not elect to measure any financial instruments at fair value under SFAS 159.

Disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate their value, is summarized below. The aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amounts and fair values of financial instruments consist of the following:

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$ 19,106	$ 19,106	$ 38,909	$ 38,909
Securities, available-for-sale	251,270	251,270	224,594	224,594
Securities, held-to-maturity	6,940	7,101	3,940	3,978
Federal Home Loan Bank stock	23,944	23,944	23,944	23,944
Loans receivable, net of allowance for losses on loans	734,415	741,440	785,110	788,681
Interest receivable	4,325	4,325	5,505	5,505
Total financial assets	$1,040,000	$1,047,186	$1,082,002	$1,085,611
Financial Liabilities				
Deposits	$ 824,097	$ 827,389	$ 863,272	$ 864,437
Borrowed money	172,937	177,087	135,459	138,087
Interest payable	370	370	755	755
Total financial liabilities	$ 997,404	$1,004,846	$ 999,486	$1,003,279

The carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, and accrued interest receivable and payable. Securities fair values are based on quotes received from a third-party pricing source and discounted cash flow analysis models.

The Company determined that for both variable-rate and fixed-rate loans, fair values are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

The fair value of checking, savings, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

The fair value of borrowed money is estimated based on rates currently available to the Company for debt with similar terms and remaining maturities.

The fair value of the Company's off-balance sheet instruments is nominal.

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands except per share data)		
Net income (loss)	$ (11,295)	$ 7,525	$ 5,340
Weighted-average common shares outstanding	10,307,879	10,547,853	11,045,857
Weighted-average common share equivalents (1)	200,427	294,929	348,006
Weighted-average common shares and common share equivalents outstanding	10,508,306	10,842,782	11,393,863
Basic earnings (loss) per share	$ (1.10)	$ 0.71	$ 0.48
Diluted earnings (loss) per share	(1.10)	0.69	0.47
Number of anti-dilutive stock options excluded from the diluted earnings per share calculation	657,100	105,000	114,000
Weighted-average exercise price of anti-dilutive option shares	$ 12.63	$ 14.66	$ 14.66

(1) Assumes exercise of dilutive stock options, a portion of the unearned awards under the RRP and treasury shares held in Rabbi Trust accounts.

17. OTHER COMPREHENSIVE INCOME (LOSS)

The related income tax effect and reclassification adjustments to the components of other comprehensive income for the periods indicated are as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Unrealized holding gains (losses) arising during the period:			
Unrealized net gains (losses)	$ (8,389)	$ 3,780	$ 2,744
Related tax (expense) benefit	3,078	(1,370)	(1,035)
Net	(5,311)	2,410	1,709
Less: reclassification adjustment for net gains (losses) realized during the period:			
Realized net gains (losses)	(4,265)	536	750
Related tax (expense) benefit	1,593	(200)	(289)
Net	(2,672)	336	461
Total other comprehensive income (loss)	$ (2,639)	$ 2,074	$ 1,248

18. LEGAL PROCEEDINGS

A complaint was filed in September 2007 against Citizens Financial Bank in connection with an incident that occurred in February 2007 in which funds were electronically advanced on a line of credit to a checking account, and then wire transferred to a bank in another state. The complaint seeks compensation for actual damages, statutory damages, punitive damages, costs and reasonable attorney's fees. The complaint also seeks the Bank to cease and desist from any and all attempts to collect the funds that were allegedly transferred from the accounts by unauthorized and fraudulent means and interest on those funds. The complaint also seeks the Bank to cease and desist any inaccurate credit reporting and correct any past inaccurate credit reporting related to this matter. In the event that judgment is entered for the plaintiffs, insurance would not be able to indemnify the Bank for punitive damages should they be assessed. The total potential exposure to the Bank is not quantifiable at this time insofar as the amount of damages being sought was not specifically set forth in the complaint and no other written demand has been made by the plaintiffs to the Bank.

A complaint was filed against Citizens Financial Bank in early 2009 arising from a lending relationship. The plaintiff is seeking unspecified damages based upon lender liability and breach of fiduciary duty theories. The Bank denies the claims asserted in the complaint. This case is in the early stages and is in discovery. The likelihood of an unfavorable outcome is neither probable nor remote, and as such, no conclusion can be made at this time. The Bank believes this complaint is a routine legal proceeding occurring in the ordinary course of its business as a lender.

Other than the above-referenced matters, the Company is involved in routine legal proceedings occurring in the ordinary course of its business, which, in the aggregate, are believed to be immaterial to the financial condition of the Company.

19. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The following tables represent the condensed statement of condition as of December 31, 2008 and 2007 and condensed statements of operations and cash flows for the three years ended December 31, 2008 for CFS Bancorp, Inc., the parent company.

Condensed Statements of Condition
(Parent Company Only)

	December 31,	
	2008	2007
	(Dollars in thousands)	
ASSETS		
Cash on hand and in banks	$ 3,667	$ 3,011
Securities available-for-sale	—	134
Investment in subsidiary	106,275	125,956
Loan receivable from ESOP	1,153	4,299
Other assets	2,990	172
Total assets	$ 114,085	$ 133,572
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued taxes and other liabilities	$ 2,276	$ 3,158
Total stockholders' equity	111,809	130,414
Total liabilities and stockholders' equity	$ 114,085	$ 133,572

Condensed Statements of Operations
(Parent Company Only)

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Dividends from subsidiary	$ 7,750	$ 9,000	$13,134
Interest income	198	251	490
Net realized gains (losses) on the sale of available-for-sale investment securities	(168)	—	878
Non-interest expense	(667)	(636)	(728)
Net income before income taxes and equity in earnings of subsidiary	7,113	8,615	13,774
Income tax benefit (expense)	238	146	(244)
Net income before equity in undistributed earnings of subsidiary	7,351	8,761	13,530
Equity in undistributed loss of subsidiary	(18,646)	(1,236)	(8,190)
Net income (loss)	$(11,295)	$ 7,525	$ 5,340

Condensed Statements of Cash Flows
(Parent Company Only)

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Operating activities:			
Net income (loss)	$ (11,295)	$ 7,525	$ 5,340
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Impairment of securities	168	—	—
Equity in undistributed loss of subsidiary	18,646	1,236	8,190
Net gains on the sale of available-for-sale investment securities	—	—	(878)
(Increase) decrease in other assets	(2,818)	217	812
Increase in other liabilities	127	593	667
Net cash provided by operating activities	4,828	9,571	14,131
Investing activities:			
Proceeds from paydowns and sales of securities	—	—	963
Principal payment on loan	3,146	514	1,364
Net cash provided by investing activities	3,146	514	2,327
Financing activities:			
Purchase of treasury stock	(2,997)	(9,751)	(15,730)
Net purchase of Rabbi Trust shares	41	(139)	(18)
Proceeds from exercise of stock options	830	2,763	3,300
Dividends paid on common stock	(5,192)	(5,311)	(5,604)
Net cash used by financing activities	(7,318)	(12,438)	(18,052)
Increase (decrease) in cash and cash equivalents	656	(2,353)	(1,594)
Cash and cash equivalents at beginning of year	3,011	5,364	6,958
Cash and cash equivalents at end of year	$ 3,667	$ 3,011	$ 5,364

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table reflects summarized quarterly data for the periods presented (unaudited):

	Interest Income	Net Interest Income	Net Income (Loss)	Earnings (Loss) per Share	
				Basic	Diluted
	(Dollars in thousands except per share data)				
2008					
First quarter	$16,314	$ 8,565	$ 1,779	$ 0.17	$ 0.17
Second quarter	15,032	8,697	(2,295)	(0.22)	(0.22)
Third quarter	14,364	8,907	(1,039)	(0.10)	(0.10)
Fourth quarter	13,829	8,714	(9,740)	(0.95)	(0.95)
2007					
First quarter	$18,651	$ 8,524	$ 1,313	$ 0.12	$ 0.12
Second quarter	18,484	8,638	2,281	0.22	0.21
Third quarter	17,866	8,550	1,896	0.18	0.18
Fourth quarter	17,240	8,395	2,035	0.20	0.19

The significant decrease in net income for the fourth quarter of 2008 was primarily a result of the additional expense related to the Company's provision for losses on loans.

21. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) SPECIAL ASSESSMENT

Subsequent to December 31, 2008, the Board of Directors of the FDIC voted to adopt an interim rule that would impose a special assessment on insured institutions based upon the institutions' outstanding deposits as of June 30, 2009. This assessment is to be collected on September 30, 2009. The interim rule would also permit the Board to impose an emergency special assessment after June 30, 2009 if deemed necessary by the FDIC Board.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15(d)-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, as amended) occurred during the quarter ended December 31, 2008 that has materially affected or is reasonable likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures of the Company are being made in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed its internal control over financial reporting as of December 31, 2008, as required by Section 404 of the Sarbanes-Oxley Act of 2002, based on the criteria for effective internal control over financial reporting described in the Internal Control-Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2008, the Company's internal controls over financial reporting are effective.

The Company's independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended December 31, 2008 has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. The report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
CFS Bancorp, Inc.
Munster, Indiana

We have audited CFS Bancorp, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our examination of CFS Bancorp, Inc.'s internal control over financial reporting included controls over the preparation of financial statement sin accordance with accounting principles generally accepted in the United States of America and with the instructions to the Consolidated financial Statements for Bank Holding Companies (Form FR Y-9C).(A). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CFS Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of CFS Bancorp, Inc. and our report dated March 5, 2009, expressed an unqualified opinion thereon.

BKD, LLP

Indianapolis, Indiana
March 5, 2009

ITEM 9B. OTHER INFORMATION

On January 26, 2009, the Compensation Committee of the Board of Directors granted awards under the Company's 2008 Omnibus Equity Incentive Plan to the following named executive officers as identified in its Proxy Statement to be filed on or about March 16, 2009 who are currently employed by the Company as set forth in the following table. The performance-based awards are subject to the achievement of "core" diluted earnings per share targets of the Company for the year ended December 31, 2009.

Name	Maximum Number of Performance-Based Shares	Number of Service-Based Shares
Daryl D. Pomranke	9,486	4,800
Charles V. Cole	6,828	2,000
Dale S. Clapp	6,186	2,000
Daniel J. Zimmer	4,638	2,000

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required herein is incorporated by reference from the sections of the Registrant's Proxy Statement which is expected to be filed on or about March 16, 2009 (Proxy Statement) titled *Election of Directors, Information Concerning Continuing Directors and Executive Officers, Section 16(a) Beneficial Ownership Reporting Compliance* and *Report of the Audit Committee.* Information related to the Company's Code of Conduct and Ethics is incorporated by reference from the Proxy Statement under the heading *Code of Conduct and Ethics.*

ITEM 11. EXECUTIVE COMPENSATION

The information required herein is incorporated by reference from the sections of the Registrant's Proxy Statement titled *Executive Compensation, Director Compensation, Compensation Committee Interlocks and Insider Participation* and *Report of the Compensation Committee.*

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required herein by Item 403 of Regulation S-K is incorporated by reference from the section of the Registrant's Proxy Statement titled *Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management.*

Equity Compensation Plan Information. The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors), in effect as of December 31, 2008.

Plan Category	Number of Shares to Be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance (Excluding Shares Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	1,239,697 (1)	$ 12.15 (2)	225,153 (3)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	1,239,697	$ 12.15	225,153

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(1) This amount includes 1,130,245 shares issuable upon the exercise of outstanding stock options and 109,452 shares of restricted stock that have been issued but not yet earned or vested.

(2) Only outstanding stock options are included in this price. The outstanding restricted shares are not included in the weighted-average exercise price because these shares do not have an exercise price.

(3) This amount represents the total number of shares available for issuance in the future pursuant to stock options and other stock-based awards under the 2008 Omnibus Equity Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required herein is incorporated by reference from the sections of the Registrant's Proxy Statement titled *Director Independence* and *Related Party Transactions.*

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required herein is incorporated by reference from the section of the Registrant's Proxy Statement titled *Fees Paid to the Independent Registered Public Accounting Firm.*

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report:

(1) The following consolidated financial statements of the Company are filed with this Form 10-K under Item 8:

(2) All schedules for which provision is made in the applicable accounting regulation of the SEC are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3) The following exhibits are filed with the SEC as part of this Form 10-K or are incorporated herein by reference, and this list includes the Exhibit Index.

3.1	Articles of Incorporation of CFS Bancorp, Inc. (1)
3.2	Bylaws of CFS Bancorp, Inc. (2)
4.0	Form of Stock Certificate of CFS Bancorp, Inc. (3)
10.1*	Employment Agreement entered into between Citizens Financial Bank and Thomas F. Prisby (4)
10.2*	Employment Agreement entered into between CFS Bancorp, Inc. and Thomas F. Prisby (4)
10.3*	CFS Bancorp, Inc. Amended and Restated 1998 Stock Option Plan (5)
10.4*	CFS Bancorp, Inc. Amended and Restated 1998 Recognition and Retention Plan and Trust Agreement (5)
10.5*	CFS Bancorp, Inc. 2003 Stock Option Plan (6)
10.6*	Employment Agreement entered into between Citizens Financial Bank and Charles V. Cole (4)
10.7*	Employment Agreement entered into between CFS Bancorp, Inc. and Charles V. Cole (4)
10.8*	Amended and Restated Supplemental ESOP Benefit Plan of CFS Bancorp, Inc. and Citizens Financial Services, FSB (7)
10.9*	CFS Bancorp, Inc. Directors' Deferred Compensation Plan (8)
10.10*	Separation Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank and Zoran Koricanac (8)
10.11*	Separation Agreement entered into between CFS Bancorp, Inc., Citizens Financial Bank and Thomas L. Darovic (9)
10.12*	CFS Bancorp, Inc. 2008 Omnibus Equity Incentive Plan (10)
10.13*	Employment Agreement entered into between Citizens Financial Bank and Daryl D. Pomranke (4)
10.14*	Employment Agreement entered into between CFS Bancorp, Inc. and Daryl D. Pomranke (4)
10.15*	CFS Bancorp, Inc. 2008 Cash Incentive Compensation Program (4)
23.0	Consent of BKD, LLP
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certifications

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(1) Incorporated by Reference from the Company's Definitive Proxy Statement from the Annual Meeting of Stockholders filed on March 25, 2005.
(2) Incorporated by Reference from the Company's Form 8-K filed on October 25, 2007.
(3) Incorporated by Reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(4) Incorporated by Reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
(5) Incorporated by Reference from the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders filed with the SEC on March 23, 2001.
(6) Incorporated by Reference from the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders filed with the SEC on March 31, 2003.
(7) Incorporated by Reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004.
(8) Incorporated by Reference from the Company's Form 8-K filed on November 16, 2007.
(9) Incorporated by Reference from the Company's Form 8-K filed on January 3, 2008.
(10) Incorporated by Reference from the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders filed with the SEC on March 17, 2008.

* Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFS BANCORP, INC.

Date: March 9, 2009

By: /s/ THOMAS F. PRISBY
THOMAS F. PRISBY
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ THOMAS F. PRISBY THOMAS F. PRISBY	*Chairman of the Board and Chief Executive Officer (principal executive officer)*	March 9, 2009
/s/ CHARLES V. COLE CHARLES V. COLE	*Executive Vice President and Chief Financial Officer (principal financial and accounting officer)*	March 9, 2009
/s/ GREGORY W. BLAINE GREGORY W. BLAINE	*Director*	March 9, 2009
/s/ GENE DIAMOND GENE DIAMOND	*Director*	March 9, 2009
/s/ FRANK D. LESTER FRANK D. LESTER	*Director*	March 9, 2009
/s/ ROBERT R. ROSS ROBERT R. ROSS	*Director*	March 9, 2009
/s/ JOYCE M. SIMON JOYCE M. SIMON	*Director*	March 9, 2009

EXHIBIT 31.1

CERTIFICATION

I, Thomas F. Prisby, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of CFS Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ THOMAS F. PRISBY

THOMAS F. PRISBY *Chairman of the Board and Chief Executive Officer*

Date: March 9, 2009

EXHIBIT 31.2

CERTIFICATION

I, Charles V. Cole, Executive Vice President and Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 10-K of CFS Bancorp, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/s/ CHARLES V. COLE

CHARLES V. COLE *Executive Vice President and Chief Financial Officer*

Date: March 9, 2009

EXHIBIT 32.0

SECTION 1350 CERTIFICATIONS

I, Thomas F. Prisby, Chairman of the Board and Chief Executive Officer, and Charles V. Cole, Executive Vice President and Chief Financial Officer, of CFS Bancorp, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C 78m(a) or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ THOMAS F. PRISBY

THOMAS F. PRISBY
Chairman of the Board and
Chief Executive Officer

Date: March 9, 2009

By: /s/ CHARLES V. COLE

CHARLES V. COLE
Executive Vice President and
Chief Financial Officer

Date: March 9, 2009

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to CFS Bancorp, Inc. and will be retained by CFS Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.